Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

VICI PROPERTIES INC.

AND

RIVERVIEW MERGER SUB INC.

AND

PENN TENANT II, LLC

AND

PENN NATIONAL GAMING, INC.

AND

BOSSIER CASINO VENTURE (HOLDCO), INC.

AND

SILVER SLIPPER GAMING, LLC

DATED AS OF JUNE 18, 2018

Section 10.13	Provisions Respecting Legal Representation	82
Section 10.14	Stockholder Representative	84
Section 10.15	Penn Guarantee	87
Section 10.16	Louisiana Specific Definitions	88

EXHIBITS

A	DEFINED TERMS

B	FORM OF RESTRICTIVE COVENANT AGREEMENT

C	FORM OF ESCROW AGREEMENT

D	FORM OF DIRECTOR AND OFFICER RESIGNATION

E	FORMS OF AFFIDAVITS & NON-IMPUTATION ENDORSEMENTS

F	FINANCIAL OFFICER CERTIFICATE

G	FORM OF LETTER OF TRANSMITTAL

H	[INTENTIONALLY OMITTED]

I	[INTENTIONALLY OMITTED]

J	FORM OF NEW TITLE POLICY

K	FORM OF COMPANY CLOSING CERTIFICATE

L	FORM OF GROUND LEASE ESTOPPEL CERTIFICATE

M	FORM OF R&W INSURANCE POLICY

N	FORM OF FOURTH AMENDMENT TO GROUND LEASE

O	FORM OF NOTICE OF GROUND LEASE

APPENDIXES

A	ANNUAL PLANS

B	2018 CAPEX BUDGET

C	CLOSING NET WORKING CAPITAL EXAMPLE

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), dated as of June 18, 2018, is entered into among VICI Properties Inc., a Maryland corporation (“Parent”), Riverview Merger Sub Inc., a Delaware corporation (“Merger Sub”), Penn Tenant II, LLC, a Delaware limited liability company (“Operator”), Penn National Gaming, Inc., a Pennsylvania corporation (“Guarantor” and, together with Parent, Merger Sub and Operator, “Buyer Parties” and each a “Buyer Party”), Bossier Casino Venture (HoldCo), Inc., a Delaware corporation (“HoldCo”), and Silver Slipper Gaming, LLC, a California limited liability company (acting solely in its capacity as Stockholder Representative appointed by the Stockholders in accordance with Section 10.14 of this Agreement, “Stockholder Representative”). Parent, Merger Sub, Operator, Guarantor, HoldCo and Stockholder Representative are each referred to in this Agreement as a “Party” and, collectively, as the “Parties.”

W I T N E S S E T H:

WHEREAS, HoldCo is the direct 100% owner of BCV (Intermediate) Inc., a Delaware corporation (“Intermediate”), which is the direct 100% owner of Bossier Casino Venture, Inc. a Louisiana corporation (“OpCo”, together with HoldCo and Intermediate, each a “Company” and, collectively, the “Companies”);

WHEREAS, OpCo is the (i) owner of that certain luxury casino-resort enterprise featuring gaming, entertainment, restaurants and related leisure amenities located in Bossier City, Louisiana, known as the “Margaritaville Bossier City” (the “Casino”), and (ii) holder under Applicable Law of Louisiana Riverboat Casino License No. R011000841 for the Casino (the “Casino License”);

WHEREAS, the Parties desire for Parent to acquire all of the capital stock of HoldCo (the “Transaction”), and in furtherance of consummating the Transaction, intend that Merger Sub be merged with and into HoldCo, with HoldCo surviving that merger on the terms and subject to the conditions set forth herein (the “Merger”);

WHEREAS, the board of directors of HoldCo (“HoldCo Board”) has unanimously (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of HoldCo and the holders of its Shares (the “Stockholders”), (b) approved and declared advisable the Transaction Documents and the transactions contemplated thereby, including the Merger, and (c) recommended adoption of this Agreement by the Stockholders in accordance with the Delaware General Corporation Law (the “DGCL”);

WHEREAS, the respective boards of directors (or similar governing body) of Parent and Merger Sub have unanimously (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of Parent, Merger Sub and their respective stockholders or owners, and (b) approved and declared advisable the entry into the Transaction Documents and the transactions contemplated hereby and thereby, including the Merger;

WHEREAS, a portion of the cash otherwise payable by Parent and Operator to the Stockholders in connection with the Merger has been placed in escrow by Parent and Operator, the release of which shall be contingent upon certain events and conditions, all as set forth in this Agreement and the Escrow Agreement;

WHEREAS, simultaneously with the execution and delivery of this Agreement, certain of the Stockholders and Stockholder Representative are entering into a restrictive covenant agreement, duly executed by OpCo, Intermediate and each such Stockholder or Stockholder Representative, as applicable, in the forms attached as Exhibit B hereto, which agreements shall become effective automatically upon and as of, but not until, the Closing;

WHEREAS, immediately following the consummation of the transactions contemplated hereby, including the Merger, Parent intends to cause HoldCo to cause Intermediate to convert from a Delaware corporation to a Delaware limited liability company pursuant to Delaware law, and to cause HoldCo to cause Intermediate to cause OpCo to convert from a Louisiana corporation to a Louisiana limited liability company pursuant to Louisiana law (such transactions, the “Conversions”);

WHEREAS, immediately following the Conversions, Parent intends to cause HoldCo to cause Intermediate to cause OpCo to distribute to Intermediate all of the real estate assets held by OpCo and to cause Intermediate to distribute to HoldCo all of the real estate assets (such transactions, the “Distributions”);

WHEREAS, immediately following the Distributions, Parent intends to cause HoldCo to sell to Operator, and Operator intends to purchase from HoldCo, all of the issued and outstanding membership interests of Intermediate (the “Intermediate Sale” and, together with the Conversions and the Distributions, the “Restructuring Transactions”);

WHEREAS, Guarantor is the sole member of Operator;

WHEREAS, the board of directors (or similar governing body) of Operator has unanimously (a) determined that this Agreement and the transactions contemplated hereby are in the best interests of Operator and Guarantor, and (b) approved and declared advisable the entry into the Transaction Documents and the transactions contemplated thereby; and

WHEREAS, capitalized terms used and not otherwise defined in this Agreement shall have the meanings ascribed to such terms on Exhibit A hereto.

NOW, THEREFORE, in consideration of the mutual promises, covenants and agreements set forth herein and in reliance upon the undertakings, representations, warranties and indemnities contained herein, the Parties hereby agree as follows:

ARTICLE 1.

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, (a) Merger Sub will merge with and into HoldCo, (b) the separate corporate existence of Merger Sub will cease, and (c) HoldCo will continue its corporate existence under the DGCL with respect to the Merger as the surviving corporation in the Merger (sometimes referred to herein as the “Surviving Corporation”).

Section 1.2 Effective Time. Subject to the provisions of this Agreement, at the Closing, HoldCo, Parent and Merger Sub shall cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by HoldCo and Parent in writing and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

Section 1.3 Effects of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of HoldCo and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions and duties of each of HoldCo and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Corporation.

Section 1.4 Certificate of Incorporation; By-laws. At the Effective Time, (a) the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time until thereafter amended in accordance with the terms thereof or as provided by Applicable Law, and (b) the by-laws of Merger Sub as in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Corporation until thereafter amended in accordance with the terms thereof, the certificate of incorporation of the Surviving Corporation or as provided by Applicable Law; provided, however, that, in each case, that the name of the corporation set forth therein shall be changed to the name of HoldCo.

Section 1.5 Directors and Officers. The directors and officers of Merger Sub, in each case, immediately prior to the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.

Section 1.6 Effect of the Merger on Shares. At the Effective Time, as a result of the Merger and without the necessity of any further action on the part of Parent, Merger Sub, any of the Companies, or any Stockholder:

(a) Any Shares that are owned by any Buyer Party or HoldCo (as treasury stock or otherwise), or any of their respective direct or indirect wholly-owned Subsidiaries, shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(b) Each Common Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares to be cancelled and retired in accordance with Section 1.6(a), and (ii) Dissenting Shares) shall be converted into the right to receive the Closing Per Share Common Stock Amount, in cash, without interest, together with any amounts that may become payable in respect of such Share in the future from the Escrow Accounts as provided in this Agreement and the Escrow Agreement, or in respect of any post-closing adjustment(s) contemplated by Section 1.17 (the “Post-Closing Adjustments” and each a “Post-Closing Adjustment”), at the respective times and subject to the contingencies specified herein and therein.

(c) Each Preferred Share issued and outstanding, including the Restricted Preferred Shares, immediately prior to the Effective Time (other than (i) Shares to be cancelled and retired in accordance with Section 1.6(a), and (ii) Dissenting Shares) shall be converted into the right to receive the Closing Per Share Preferred Stock Amount applicable thereto in cash, without interest, and, in the case of Series B Shares (including Restricted Preferred Shares), together with any amounts that may become payable in respect of such Series B Share in the future from the Escrow Accounts as provided in this Agreement and the Escrow Agreement, or in respect of any Post-Closing Adjustments contemplated by Section 1.17, at the respective times and subject to the contingencies specified herein and therein.

(d) Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one newly issued, fully paid and non-assessable share of common stock of the Surviving Corporation.

Section 1.7 Rounding. The portion of the Closing Common Stock Merger Consideration or Closing Preferred Stock Merger Consideration that each Common Stockholder or Preferred Stockholder is entitled to receive pursuant to Section 1.6(b) or Section 1.6(c), and the portion of the Merger Consideration deposited into each Escrow Account on the account of each such Stockholder, shall be rounded to the nearest cent (with $0.005 being rounded upward).

Section 1.8 Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, including Section 1.6, Shares issued and outstanding immediately prior to the Effective Time (other than Shares cancelled in accordance with Section 1.6(a)) and held by a holder who has not voted, as applicable, in favor of adoption of this Agreement or consented thereto in writing and who has properly exercised appraisal rights of such Shares in accordance with Section 262 of the DGCL (such Shares being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s appraisal rights under the DGCL with respect to such Shares) shall not be converted into a right to receive a portion of the Merger Consideration, but instead shall be entitled to only such rights as are granted by Section 262 of the DGCL; provided, however, that if, after the Effective Time, such holder fails to perfect, withdraws or loses such holder’s right to appraisal pursuant to Section 262 of the DGCL or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such Shares shall be treated as if they had been converted as of the Effective Time into the right to receive the portion of the Merger Consideration, if any, to which such holder is entitled pursuant to Section 1.6, without interest thereon. HoldCo shall provide Parent and Operator prompt written notice of any demands received by HoldCo for appraisal of Shares, any withdrawal of any such demand and any other demand, notice or instrument delivered to HoldCo prior to the Effective Time pursuant to the DGCL that relates to such demand, and the Buyer Parties shall have the opportunity and right to direct all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent and Operator, HoldCo shall not make any payment with respect to, or settle or offer to settle, any such demands.

Section 1.9 Surrender and Payment.

(a) At the Effective Time, all Shares outstanding immediately prior to the Effective Time shall automatically be cancelled, retired and extinguished, as applicable, and shall cease to exist, and, subject to Section 1.8, each holder of a certificate or other instrument formerly representing any Shares (each, a “Certificate”) shall cease to have any rights as a Stockholder, other than to receive the consideration for the Shares hereunder.

(b) As promptly as practicable following the date hereof, the Parties shall designate TMI Trust Company, a Texas trust company, to act as exchange agent in the Merger (the “Exchange Agent”) pursuant to a commercially reasonable exchange agent agreement entered into by Parent, Operator and the Exchange Agent. At or before the Effective Time, Parent and Operator shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the Stockholders, for exchange in accordance with this Section 1.9, through the Exchange Agent, cash in U.S. dollars in the respective amounts set forth in Section 1.14 and sufficient to pay the Merger Consideration as provided herein (such cash, and all interest and earnings thereon, being hereinafter referred to as the “Exchange Fund”) payable pursuant to Section 1.6 in exchange for outstanding Shares. The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be paid pursuant to Section 1.6 out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose.

(c) The Exchange Agent shall, no later than five (5) Business Days after the Closing, subject to receipt of all Certificates, Letters of Transmittal duly completed and validly executed in accordance with the instructions thereto, and any other customary documents that the Exchange Agent may reasonably require in connection therewith, pay to the respective Stockholders the cash amounts as provided in Section 1.6 with respect to each such Stockholders’ surrendered Certificate, and each such Certificate shall forthwith be cancelled. Unless otherwise provided herein, no interest shall be paid or shall accrue on any cash payable upon surrender of any Certificate. In the event of a transfer of ownership of Shares that are not registered in the transfer records of HoldCo, the Merger Consideration may be issued to a transferee only if the Certificate representing such Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer including, if able to be provided, a FIRPTA Statement and by evidence that any applicable stock transfer Taxes have been paid. Until so surrendered, each outstanding Certificate that prior to the Effective Time represented Shares (other than Dissenting Shares) shall be deemed from and after the Effective Time, for all purposes, to evidence the right to receive the portion of the Merger Consideration as provided in Section 1.6. If after the Effective Time, any Certificate is presented to the Exchange Agent, it shall be cancelled and exchanged as provided in this Section 1.9.

(d) Each Common Stockholder and Series B Stockholder shall also be entitled to any amounts that may be payable in the future in respect of the Shares formerly represented by such Certificates from the Escrow Accounts as provided in this Agreement and the Escrow Agreement, and on account of the applicable Post-Closing Adjustment, if any, at the respective time and subject to the contingencies specified herein and therein.

(e) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition to such payment that (i) such Certificate shall be properly endorsed, or shall otherwise be in proper form for transfer, and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Tax required as a result of such payment to a Person other than the registered holder of such Certificates or establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(f) Any portion of the Merger Consideration or other amounts that remain unclaimed by the Stockholders one year after the Effective Time shall be returned to Buyer Parties in their respective Pro Rata Portions, upon demand, and any such Stockholder who has not exchanged Certificates for the Merger Consideration or other amounts in accordance with this Section 1.9 prior to that time shall thereafter look only to Buyer Parties in their respective Pro Rata Portions for payment of the Merger Consideration or such other amounts; provided, that any such portion of the Merger Consideration payable from the Escrow Accounts shall be held and distributed to the Persons entitled thereto in accordance with the terms of this Agreement and the Escrow Agreement, at the respective times and subject to the contingencies specified herein and therein and any portion of any Post-Closing Adjustment to which the Stockholders may become entitled shall become payable at the times and subject to the contingencies specified herein. Notwithstanding the foregoing, Buyer Parties shall not be liable to any holder of Certificates for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any amounts remaining unclaimed by Stockholders immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by Applicable Law, the property of Buyer Parties in their respective Pro Rata Portions free and clear of any Claims or interest of any Person previously entitled thereto.

(g) Any portion of the Merger Consideration made available to the Exchange Agent in respect of any Dissenting Shares shall be returned to Buyer Parties in their respective Pro Rata Portions, upon demand.

Section 1.10 No Further Ownership Rights in Shares. All Merger Consideration or other amounts paid or payable upon the surrender of Certificates, in accordance with the terms hereof shall be deemed to have been paid or payable in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificate, and from and after the Effective Time, there shall be no further registration of transfers of Shares on the stock transfer books of the Surviving Corporation. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be cancelled and exchanged for the Merger Consideration or other consideration provided for, and in accordance with the procedures set forth, in this Agreement.

Section 1.11 Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the date hereof and the Effective Time, any change in the outstanding shares of capital stock of HoldCo shall occur as may be permitted herein, including by reason of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of such shares, or any stock dividend or distribution paid in stock, the Merger Consideration and any other amounts payable to the Stockholders pursuant to this Agreement shall be appropriately adjusted to reflect such change.

Section 1.12 Withholding Rights. Each of the Exchange Agent, Parent, Merger Sub, Operator, Guarantor and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as may be required to be deducted and withheld, taking into account any forms or other certifications that a Stockholder has timely provided that would reduce, including to zero, amounts required to be deducted or withheld, with respect to the making of such payment under any provision of Tax Law. To the extent that amounts are so deducted and withheld by the Exchange Agent, Parent, Merger Sub, Operator, Guarantor or the Surviving Corporation, as the case may be, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which the Exchange Agent, Parent, Merger Sub, Operator, Guarantor or the Surviving Corporation, as the case may be, made such deduction and withholding.

Section 1.13 Lost Certificates or other Instruments. If any Certificate or other instrument evidencing the Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and agreeing to indemnify the Buyer Parties and their Affiliates and Representatives and, if required by the Buyer Parties, the posting by such Person of a bond, in such reasonable amount as the Buyer Parties may direct, as indemnity against any Claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the Shares formerly represented by such Certificate as contemplated herein.

Section 1.14 Payment of the Merger Consideration.

(a) Payments by Parent and Operator.

(i) Payments by Parent. At the Closing, Parent shall furnish (or cause to be furnished) the “Parent Closing Merger Consideration” to the Stockholders in accordance with this Agreement, which equals Two Hundred Sixty One Million One Hundred Twenty Seven Thousand Dollars ($261,127,000.00) (the “Parent Purchase Price”):

(A) Less:

a. Parent’s Pro Rata Portion of the Indemnification Escrow Amount;

b. Parent’s Pro Rata Portion of the Indebtedness Payoff Amount;

c. Parent’s Pro Rata Portion of the Transaction Expenses Amount;

d. Parent’s Pro Rata Portion of the Stockholder Representative Expense Amount; and

e. Parent’s 50% portion of the HoldCo R&W Insurance Cost.

(ii) Payments by Operator. At the Closing, Operator shall furnish (or cause to be furnished) the “Operator Closing Merger Consideration” (together with the Parent Closing Merger Consideration, the “Closing Merger Consideration”) to the Stockholders in accordance with this Agreement, which equals One Hundred Fourteen Million Eight Hundred Eighty Five Thousand Dollars ($114,885,000.00) (the “Operator Purchase Price” (together with the Parent Purchase Price, the “Purchase Price”):

(A) Less:

a. Operator’s Pro Rata Portion of the Indemnification Escrow Amount;

b. One Million Dollars ($1,000,000) (the “Post-Closing Adjustment Escrow Amount”);

c. One Million Dollars ($1,000,000) (the “Sales and Use Tax Proceeding Indemnification Escrow Amount”, and together with the Indemnification Escrow Amount and the Post-Closing Adjustment Amount, the “Escrow Amount”);

d. the amount (if any) by which the Estimated Closing Net Working Capital, as reflected in the Closing Certificate, is less than the Target Net Working Capital;

e. the amount (if any) by which the Estimated Closing Cash Amount, as reflected in the Closing Certificate, is less than the Target Cash Amount;

f. Operator’s Pro Rata Portion of the Indebtedness Payoff Amount;

g. Operator’s Pro Rata Portion of the Transaction Expenses Amount;

h. Operator’s Pro Rata Portion of the Stockholder Representative Expense Amount; and

i. Operator’s 50% portion of the HoldCo R&W Insurance Cost.

(B) Plus:

a. the amount (if any) by which the Estimated Closing Net Working Capital, as reflected in the Closing Certificate, is greater than the Target Net Working Capital; and

b. the amount (if any) by which the Estimated Closing Cash Amount, as reflected in the Closing Certificate, is greater than the Target Cash Amount.

(b) At the Closing, Parent and Operator, in accordance with Section 1.14(a), and as applicable, shall pay their respective portions of (i) the Indemnification Escrow Amount to the account designated in the Escrow Agreement (including the interest and other earnings contained therein, the “Indemnification Escrow Account”), (ii) the Post-Closing Adjustment Escrow Amount to the account designated in the Escrow Agreement (including the interest and earnings contained therein, the “Post-Closing Adjustment Escrow Account”) and (iii) the Sales and Use Tax Proceeding Indemnification Escrow Amount to the account designated in the Escrow Agreement (including the interest and earnings contained therein, the “Sales and Use Tax Proceeding Indemnification Escrow Account” and together with the Indemnification Escrow Account and the Post-Closing Adjustment Escrow Account, the “Escrow Accounts”), both to TMI Trust Company, a Texas trust company (the “Escrow Agent”), by wire transfer of immediately available funds in accordance with an escrow agreement to be entered into by Parent, Operator, Stockholder Representative and the Escrow Agent in the form attached as Exhibit C hereto (the “Escrow Agreement”). The Parties agree that the Escrow Amount shall be deposited in appropriate designations among and within the Escrow Accounts, to be held and administered by the Escrow Agent, as escrow agent, in accordance with the terms and conditions of this Agreement and the Escrow Agreement.

(c) At the Closing, Parent and Operator, in accordance with Section 1.14(a), shall pay their respective portions of:

(i) the Indebtedness Payoff Amount, by wire transfer of immediately available funds, to those Persons and to those account(s) of such Persons identified on the Closing Indebtedness Certificate;

(ii) the Transaction Expenses Amount, by wire transfer(s) of immediately available funds, to those Persons and to the accounts of such Persons identified on the Closing Transaction Expenses Certificate; and

(iii) the Stockholder Representative Expense Amount, by wire transfer(s) of immediately available funds, to Stockholder Representative and to the account identified by Stockholder Representative to Buyer Parties no less than three (3) Business Days prior to the Closing Date.

(d) Following the Closing, any Post-Closing Adjustment payable under this Agreement shall be paid if, as and when required hereunder, by Stockholder Representative or Operator, as applicable.

(e) Concurrently with the delivery of the Closing Certificate, HoldCo shall prepare and deliver to Buyer Parties a spreadsheet (the “Consideration Spreadsheet”), certified by the Chief Executive Officer or Chief Financial Officer of HoldCo, which shall set forth, as of the Closing Date and immediately prior to the Effective Time, the following:

(i) the names and addresses of all Stockholders, together with the number, class and series of Shares (including, as applicable, accrued and unpaid dividends thereon) held by such Persons;

(ii) reasonably detailed calculations of the Closing Common Stock Merger Consideration, Closing Per Share Common Stock Amount, Closing Preferred Stock Merger Consideration and Closing Per Share Preferred Stock Amount;

(iii) each Stockholders’ pro rata share (as a percentage interest and the interest in dollar terms) of the Closing Merger Consideration payable at Closing; and

(iv) each Stockholders’ pro rata share (as a percentage interest and the interest in dollar terms) of the amount to be contributed to the Escrow Accounts at Closing.

(f) The Parties agree that Parent, Merger Sub and Operator shall be entitled to rely on the Consideration Spreadsheet in making (or causing to be made any) payments to any Person pursuant to this Agreement, and Parent, Merger Sub and Operator shall not be liable for any Claim or Damages for the calculations or the determinations regarding such calculations in the Consideration Spreadsheet.

Section 1.15 Obligations of Parent and Merger Sub. For the avoidance of doubt, none of Parent or Merger Sub shall be obligated to pay any amount or be subject to any liability to any other Party with respect to the calculation of the Closing Net Working Capital and Closing Cash Amount as set forth in Section 1.17 or for any amounts to be paid to the Exchange Agent on account of the applicable Post-Closing Adjustment, if any, pursuant to Section 1.9(d) to be distributed to the Common Stockholders and the Series B Stockholders.

Section 1.16 Closing Calculations. For purposes of determining the Closing Merger Consideration, the Parties have assumed that:

(a) The “Target Net Working Capital” is negative Two Million Eight Hundred Thirty Nine Thousand Thirty Two Dollars ($-2,839,032).

(b) The “Target Cash Amount” is Six Million Five Hundred Thousand Dollars ($6,500,000.00).

Section 1.17 Purchase Price Adjustments; Dispute Resolution.

(a) No more than five (5) and no less than three (3) Business Days prior to the Closing Date, HoldCo shall deliver (or cause to be delivered) to Operator a certificate (the “Closing Certificate”) of HoldCo’s Chief Financial Officer (or other executive vested with similar duties) setting forth HoldCo’s good faith estimate and a reasonably detailed calculation of (1) the Closing Net Working Capital (the “Estimated Closing Net Working Capital”) and (2) the Closing Cash Amount (the “Estimated Closing Cash Amount”). From and after the delivery of the Closing Certificate, HoldCo shall provide Operator and its Representatives with reasonable access to the applicable books and records and the Persons involved in preparing or reviewing the Closing Certificate, for purposes of Operator’s review and verification. At HoldCo’s request, during the period after delivery of the Closing Certificate and prior to the Closing, HoldCo and Operator shall reasonably cooperate with each other to update the calculations in the Closing Certificate to the extent HoldCo believes in good faith that such updates would make the estimated calculations more accurate.

(i) If the Estimated Closing Net Working Capital set forth on the Closing Certificate is (A) less than the Target Net Working Capital, the Operator Purchase Price payable at the Closing shall be reduced by an amount equal to such difference, or (B) greater than the Target Net Working Capital, the Operator Purchase Price payable at the Closing shall be increased by an amount equal to such difference.

(ii) If the Estimated Closing Cash Amount set forth on the Closing Certificate is (A) less than the Target Cash Amount, the Operator Purchase Price payable at the Closing shall be reduced by an amount equal to such difference, or (B) greater than the Target Cash Amount, the Operator Purchase Price payable at the Closing shall be increased by an amount equal to such difference.

(b) At 6:00 a.m. Eastern Time on the Closing Date (or at such other day or time as mutually agreed by Parent, Operator and HoldCo), HoldCo shall conduct a physical count of all cage Cash held by the Companies (the “Cash Count”). The Cash Count shall be conducted in accordance with the policies, procedures and methodologies mutually agreed by the Parties and otherwise as set forth in this Section 1.17(b). Operator shall be entitled to have Representatives present during the Cash Count, which Representatives shall have full access to the Cash Count proceedings and cooperate in good faith to resolve any disputes regarding the conduct of the Cash Count. The results of the Cash Count shall, absent manifest error, be binding on the Parties and be used in determining the Closing Cash Amount and the preparation of the Post-Closing Certificate.

(c) As soon as reasonably practicable following the Closing, but in no event more than 60 calendar days after the Closing, Operator shall prepare and deliver to Stockholder Representative a certificate (the “Post-Closing Certificate”) of the Chief Financial Officer (or other executive vested with similar duties) of Operator setting forth Operator’s reasonably detailed calculation of (i) the Closing Net Working Capital and (ii) the Closing Cash Amount (the items referenced in this Section 1.17(c)(i) – (ii), collectively, the “Closing Components” and each a “Closing Component”).

(d) For a period of 45 calendar days following delivery of the Post-Closing Certificate and supporting documentation, Operator shall provide Stockholder Representative with reasonable access to the books and records and the Persons involved in preparing or reviewing the Post-Closing Certificate, for purposes of review and verification.

(e) Within the 45 calendar day period specified in Section 1.17(d), Stockholder Representative shall notify Operator in writing of its acceptance of each Closing Component set forth on the Post-Closing Certificate or its disagreement with respect to any one or more thereof, specifying in reasonable detail all disputed items and the basis therefor. If Stockholder Representative provides a notice of acceptance or does not provide a notice of disagreement within such 45 calendar day period, then Stockholder Representative shall be deemed to have accepted the respective Closing Components set forth in the Post-Closing Certificate delivered by Operator, which shall then be final, binding and conclusive for all purposes hereunder. If Stockholder Representative provides Operator with a notice of disagreement within such 45 calendar day period, then Operator and Stockholder Representative shall use their commercially reasonable efforts to timely resolve any such disagreement. In the event that Operator and Stockholder Representative resolve any such disagreement within 30 calendar days after Operator’s receipt of such notice of disagreement by Stockholder Representative, then the applicable Closing Components set forth on the Post-Closing Certificate shall be modified accordingly. In the event that Operator and Stockholder Representative are unable to resolve any such disagreement during such 30 calendar day period, then Operator and Stockholder Representative shall engage a mutually agreed upon independent accounting firm (the “Dispute Advisor”) to review the Post-Closing Certificate and the work papers used in connection with the preparation of the Post-Closing Certificate and to determine those items in dispute within an additional 30 calendar days. The decision of the Dispute Advisor as to any modifications to those Closing Components in dispute, if any, set forth on the Post-Closing Certificate shall be based solely on the submission of the relevant work papers created by and/or exchanged between Operator and Stockholder Representative, as well as the submission of a final position paper by each Party (each a “Position Paper”), shall not include determinations higher than the highest submission or lower than the lowest submission for a particular item in dispute and shall not include any expert involvement (other than the Dispute Advisor) or in-person proceedings. All modifications made to the Post-Closing Certificate and (as applicable) any Closing Component by the Dispute Advisor shall be final, binding and conclusive on the Parties. Judgment upon the decision of the Dispute Advisor may be entered upon the request of Operator or Stockholder Representative in any court of competent jurisdiction. In the event the Dispute Advisor (i) does not concur with the position of Stockholder Representative reflected in its Position Paper, the fees and expenses of the Dispute Advisor shall be paid by Stockholder Representative, (ii) does not concur with the position of Operator reflected in its Position Paper, the fees and expenses of the Dispute Advisor shall be paid by Operator, and (iii) partially concurs with the position of each of Stockholder Representative and Operator reflected in their Position Papers, the fees and expenses of the Dispute Advisor shall be divided in equal proportion between Operator and Stockholder Representative.

(f) If the Closing Net Working Capital, as finally determined pursuant to Section 1.17(e), is (i) less than the Estimated Closing Net Working Capital, then (A) Stockholder Representative and Operator shall instruct the Escrow Agent, in accordance with the terms of the Escrow Agreement, to pay to Operator the amount equal to such difference from the Post-Closing Adjustment Escrow Account, and (B) if such difference exceeds the amounts remaining in the Post-Closing Adjustment Escrow Account, from the Indemnification Escrow Account as a dollar-for-dollar reduction to the Indemnification Escrow Account in cash within five (5) Business Days after such final determination of Closing Net Working Capital, or (ii) greater than the Estimated Closing Net Working Capital, then Operator shall pay the amount equal to such difference to the Exchange Agent, in cash, within five (5) Business Days after such final determination of Closing Net Working Capital, which amount shall be deposited in the Exchange Fund and shall be distributed to the Common Stockholders and the Series B Stockholders in accordance with their respective Applicable Percentages.

(g) If the Closing Cash Amount, as finally determined pursuant to Section 1.17(e), is (i) less than the Estimated Closing Cash Amount, then (A) Stockholder Representative and Operator shall instruct the Escrow Agent, in accordance with the terms of the Escrow Agreement, to pay to Operator the amount equal to such difference, from the Post-Closing Adjustment Escrow Account, and (B) if such difference exceeds the amounts remaining in the Post-Closing Adjustment Escrow Account, from the Indemnification Escrow Account as a dollar-for-dollar reduction to the Indemnification Escrow Account in cash within five (5) Business Days after such final determination of Closing Cash Amount, or (ii) greater than the Estimated Closing Cash Amount, then Operator shall pay the amount equal to such difference to the Exchange Agent, in cash, within five (5) Business Days after such final determination of Closing Cash Amount, which amount shall be deposited in the Exchange Fund and shall be distributed to the Common Stockholders and the Series B Stockholders in accordance with their respective Applicable Percentages.

(h) Any amounts payable to Operator and any amounts payable to the Exchange Agent pursuant Section 1.17(f) and Section 1.17(g) shall be offset against each other (i.e., only the net amount shall be paid to the applicable party and such amount shall be used for determining the amounts remaining in the Post-Closing Adjustment Escrow Account and any amount deducted from the Indemnification Escrow Account). If, following the payment of the adjustments set forth in Section 1.17(f) and Section 1.17(g), there are any funds remaining in the Post-Closing Adjustment Account, within five (5) Business Days after final determination of the Closing Net Working Capital and Closing Cash Amount, Stockholder Representative and Operator shall instruct the Escrow Agent, in accordance with the terms of the Escrow Agreement, to pay the balance of the Post-Closing Adjustment Account to the Exchange Agent, which amount shall be deposited in the Exchange Fund and shall be distributed to the Common Stockholders and the Series B Stockholders in accordance with their respective Applicable Percentages.

Section 1.18 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Milbank, Tweed, Hadley & McCloy LLP, 2029 Century Park East, Suite 3300, Los Angeles, California, at 10:00 a.m., Pacific Time, upon the first Business Day following the end of the calendar month in which the last of the conditions to Closing set forth in Article 5 have been satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date), or at such other place or time, or by such other means, as the Parties may designate in writing. The date on which the Closing is held is referred to in this Agreement as the “Closing Date.”

Section 1.19 Deliveries at Closing.

(a) At or prior to the Closing, HoldCo shall execute and/or deliver, as applicable, or cause to be executed and/or delivered, to Buyer Parties:

(i) (A) a true, complete and correct copy of the written consent or other agreement from the Stockholders, representing approval by the holders of at least 98% of the outstanding shares of capital stock of HoldCo of this Agreement, the Merger and the transactions contemplated hereby (collectively, the “Written Consent”); and (B) true, complete and correct copies of the executed Letters of Transmittal with respect to the shares of capital stock of HoldCo held by the Stockholders that executed the Written Consent;

(ii) the Escrow Agreement, duly executed by Stockholder Representative;

(iii) certificates of good standing, dated as of the Closing Date (or, as necessary, the most recent practicable date), for the Companies in their respective jurisdiction(s) of organization and from each of the other states in which any of the Companies are qualified to do business as a foreign Person;

(iv) payoff letters or other evidence of discharge in form and substance reasonably satisfactory to Buyer Parties with respect to all Indebtedness of the Companies (the “Closing Indebtedness”), which such Closing Indebtedness shall be set forth on Schedule 1.19(a)(iv); provided, however, that this Section 1.19(a)(iv) shall not be deemed to require discharge of those current liabilities of the Companies specifically related to the operation of the Casino in the Ordinary Course of Business;

(v) documentary evidence of the release and discharge of any guarantees or Liens (including, without limitation, all appropriate UCC financing statement amendments and termination statements) affecting the Companies, except for Permitted Liens or Permitted Encumbrances, as applicable (the “Closing Liens”), in form and substance reasonably satisfactory to Buyer Parties;

(vi) at least one Business Day prior to the Closing, the Closing Transaction Expenses Certificate;

(vii) at least one Business Day prior to the Closing, the Closing Indebtedness Certificate;

(viii) the Closing Certificate, in the manner contemplated in Section 1.17(a);

(ix) the Consideration Spreadsheet, in the manner contemplated in Section 1.14(e);

(x) those consents or approvals identified on Schedule 1.19(a)(x);

(xi) a certificate of the Secretary of each Company, dated the Closing Date, in form and substance reasonably satisfactory to Buyer Parties, certifying as to: (i) the Charter Documents of such Company, the Certificate of Designation and the Agreement Among Investors (ii) that there have been no amendments to such Charter Documents, the Certificate of Designation or the Agreement Among Investors, (iii) that such Charter Documents, the Certificate of Designation and the Agreement Among Investors, are in full force and effect as of the Closing Date and (iv) the resolutions of the board of directors of each Company authorizing the transactions contemplated by this Agreement and the execution, delivery and performance of this Agreement and each Transaction Document to which such Company is a party;

(xii) evidence, in form and substance reasonably satisfactory to Buyer Parties, that each Affiliate Contract has been terminated, and no Company shall have any remaining obligations thereunder;

(xiii) resignations (which shall include a release of all claims by the applicable director or officer against each Company) of the directors and officers of each of the Companies, in substantially the form attached hereto as Exhibit D;

(xiv) documentary evidence of the termination of the Casino Management Agreement and the St. Gabriel Downs Agreement, each in form and substance reasonably satisfactory to Buyer Parties;

(xv) evidence, in form and substance reasonably satisfactory to Buyer Parties, that Margaritaville has confirmed that no event of default exists under the Margaritaville Agreement;

(xvi) executed affidavits for all Real Property substantially in the form of Exhibit E attached hereto, and such other affidavits relating to the New Title Policy as the Title Insurer may reasonably request;

(xvii) originals or copies of all Leases and all amendments thereto and other supplements relating thereto and copies of correspondence relating thereto, in each case, which are in HoldCo’s possession or control;

(xviii) originals or copies of all material certificates, permits, licenses and approvals (in each case to the extent relating to the Real Property and are in HoldCo’s possession or control);

(xix) any landlord consents required pursuant to the terms of the Leases;

(xx) the Customer Database; provided, however, that physical delivery of the Customer Database separate from the Companies information systems shall not be required;

(xxi) such other appropriately executed agreements or instruments as Buyer Parties may reasonably request in order to effectuate the consummation of the Merger or the transactions contemplated by the Transaction Documents;

(xxii) a FIRPTA Statement from each Stockholder, or the sole beneficial owner of the Stockholder if the Stockholder is a disregarded entity for U.S. federal tax purposes, but only in the case of Stockholders or, in the case of Stockholders that are disregarded entities, their sole owners, that are not foreign persons within the meaning Treasury Regulations Section 1.1445-2(b)(2);

(xxiii) a certificate of HoldCo’s Chief Financial Officer (or other executive vested with similar duties) in the form of Exhibit F;

(xxiv) evidence, in form and substance reasonably satisfactory to Buyer Parties, that the Companies have taken the actions set forth on Schedule 1.19(a)(xxiv), solely to the extent the Buyer Parties have expressly requested in writing that the Companies take any such action after the date hereof; and

(xxv) the fixed asset ledger of the Companies as of the last day of the most recent calendar month ending at least 30 days prior to the Closing.

(b) At the Closing, Parent and/or Operator, as applicable, has delivered, or caused to be delivered, to Stockholder Representative or the Exchange Agent:

(i) the Escrow Agreement, duly executed by Parent and Operator;

(ii) the Parent Closing Merger Consideration (in the case of Parent) and the Operator Closing Merger Consideration (in the case of Operator), in each case in accordance with Section 1.14;

(iii) a certificate of the Secretary of each Buyer Party, dated the Closing Date, in form and substance reasonably satisfactory to HoldCo, certifying as to: (i) the Charter Documents of such Buyer Party, (ii) that there have been no amendments to such Charter Documents and that such Charter Documents are in full force and effect as of the Closing Date and (iii) the resolutions of the board of directors (or equivalent governing body) of each Buyer Party authorizing the transactions contemplated by this Agreement and the execution, delivery and performance of this Agreement and each Transaction Document to which such Buyer Party is a party; and

(iv) any other items or certificates described in Section 5.3 below.

(c) Each Party and its Representatives shall take (or cause to be taken) all such further actions, do (or cause to be done) all such further things and execute (or cause to be executed) all such further documents as may be reasonably requested by the other Parties in order to effectuate the consummation of the Merger or the transactions contemplated by the Transaction Documents. If a Party shall reasonably determine that any further conveyance, assignment or other document or any such further action is necessary, each other Party and its Representatives, shall cause the appropriate Persons to execute and deliver all such instruments and take all such actions as the requesting Party may reasonably determine to be necessary either before, at or following the Closing.

ARTICLE 2.

REPRESENTATIONS AND WARRANTIES OF THE COMPANIES

Except as set forth in the disclosure schedules delivered to the Buyer Parties in connection with the execution and delivery of this Agreement (the “Company Disclosure Schedules”), HoldCo, on behalf of the Companies, hereby represents and warrants to Buyer Parties as follows in this Article 2. The Company Disclosure Schedules are arranged in sections corresponding to the Sections contained in this Article 2, and the disclosure in the Company Disclosure Schedules shall qualify the corresponding representations and warranties contained within such Section, and any other Section of this Agreement to the extent it is reasonably apparent that the information is relevant to such other Section.

Section 2.1 Organization and Standing . The Companies are duly organized, validly existing and in good standing under the laws of their respective jurisdictions of incorporation or organization, have the requisite corporate power and authority to own their respective properties and assets and to carry on their respective business as presently conducted. Each of the Companies is duly licensed or qualified to do business and in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its respective business as currently conducted makes such licensing or qualification necessary.

Section 2.2 Legal Power.

(a) HoldCo has full corporate power and authority to enter into and perform its obligations under this Agreement and the other Transaction Documents to which it is a party and, subject to, in the case of the consummation of the Merger, adoption of this Agreement by the affirmative vote, consent or waiver of the appropriate Stockholders representing (i) a majority of the outstanding Common Shares, (ii) a majority of the outstanding Series A Shares, and (iii) such other number or proportion(s) of outstanding

Shares as may be required under any Contract of, by, or with any of the Companies and the holders of Shares (each, an “Internal Approval Contract”) (collectively, this Section 2.2(a)(i), (ii) and (iii), the “Requisite HoldCo Vote”), to consummate the transactions contemplated hereby and thereby. Any required vote, consent or waiver of any Person or group of Persons necessary to obtain the Requisite HoldCo Vote is described on Schedule 2.2. The execution, delivery and performance by HoldCo of this Agreement and any other Transaction Document to which it is a party and the consummation by HoldCo of the transactions contemplated hereby and thereby has been duly authorized by all requisite corporate action on the part of the Companies, and no other corporate proceedings on the part of the Companies or any other Person are necessary to authorize the execution, delivery and performance of this Agreement or to consummate the Merger and the other transactions contemplated hereby and thereby, subject only, in the case of consummation of the Merger, to the receipt of the Requisite HoldCo Vote. The Requisite HoldCo Vote is the only vote, consent or waiver of the holders of any class or series of any of the Companies’ capital stock or other instruments required to approve and adopt this Agreement and the other Transaction Documents, and to approve and consummate the Merger and the other transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by HoldCo, and (assuming due authorization, execution and delivery by each other party hereto) this Agreement constitutes a legal, valid and binding obligation of HoldCo enforceable against HoldCo in accordance with its terms, except as the enforcement thereof may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (ii) general equitable principles. When each other Transaction Document to which HoldCo is or will be a party has been duly executed and delivered by HoldCo (assuming due authorization, execution and delivery by each other party thereto), such Transaction Document will constitute a legal and binding obligation of HoldCo enforceable against it in accordance with its terms, except as the enforcement thereof may be subject to (A) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (B) general equitable principles.

(b) HoldCo Board, by resolutions duly adopted at a meeting of directors of HoldCo duly called and held and not subsequently rescinded or modified in any way, has, as of the date hereof (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Stockholders, (ii) approved and declared advisable the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement and the transactions contemplated by this Agreement, including the Merger, in accordance with the DGCL, (iii) directed that the “agreement of merger” contained in this Agreement be submitted to the Stockholders for adoption, and (iv) resolved to recommend that the Stockholders adopt the “agreement of merger” set forth in this Agreement and directed that such matter be submitted for consideration and approval of the appropriate Stockholders pursuant to the Written Consent.

Section 2.3 Consents; No Conflicts. The execution, delivery and performance by HoldCo of this Agreement and the other Transaction Documents to which it is a party, and the consummation of the transactions, except the Restructuring Transactions, contemplated hereby and thereby, including the Merger (subject, in the case of consummation of the Merger, to the receipt of the Requisite HoldCo Vote) do not and will not: (a) conflict with or result in a violation or breach of, or default under, any provision of the certificate of incorporation (including any certificate of designation filed in connection therewith), by-laws or other organizational documents of any of the Companies (the “Charter Documents”), (b) conflict with in any material respect or result in a material violation or breach of any provision of any Applicable Law or Order applicable to any of the Companies, (c) require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel (i) any Business Contract to which any of the Companies is a party or by which any of the Companies is bound, or to which any of their properties and assets are subject, or (ii) any material Permit affecting the properties, assets or business held by of any of the Companies, or (d) result in the creation or imposition of any Lien (other than a Permitted Lien) on any of the Companies, the Assets or the Business. Except with respect to the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no consent, approval, Permit, Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to any of the Companies in connection with the execution, delivery and performance of this Agreement and the other Transaction Documents by HoldCo and the consummation of the transactions contemplated hereby and thereby by HoldCo.

Section 2.4 Capitalization.

(a) The authorized capital stock of HoldCo consists of 10,000,000 Common Shares and 1,429,029 Preferred Shares, of which 105,500 are Series A Shares and 1,323,529 are Series B Shares. As of June 18, 2018, there were 7,499,999 Common Shares, 60,256 Series A Shares and 1,323,529 Series B Shares issued and outstanding. HoldCo is the direct 100% owner, beneficially and of record, of all issued and outstanding capital stock of Intermediate, and Intermediate is the direct 100% owner, beneficially and of record, of all issued and outstanding capital stock of OpCo, in each case free and clear of all Liens (other than transfer restrictions under applicable federal and state securities or “blue sky” Laws). All of the Series B Shares are Restricted Preferred Shares.

(b) Schedule 2.4(b)(i) sets forth, as of the date hereof, the name of each Person that is the registered owner of any Shares and the number, class and series of Shares owned by such Person and, with respect to the Restricted Preferred Shares, the applicable vesting schedule and the extent to which such Restricted Preferred Shares are vested. Each Restricted Preferred Share was granted in all material respects in compliance with the terms and conditions of the Plan and award agreement pursuant to which it was issued. Schedule 2.4(b)(ii) sets forth, as of the date hereof, the name of each Person that is the beneficial owner of any 14% Notes and the principal amount of such 14% Notes owned by such Person.

(c) Except as set forth of Schedule 2.4(c) with respect to the Restricted Preferred Shares, (i) no subscription, warrant, option, convertible or exchangeable security, preemptive right, right of first refusal, right of first offer or other right

(contingent or otherwise), to purchase or otherwise acquire any of the Companies, including by way of merger, consolidation or similar transaction, or to purchase or otherwise acquire capital stock of any of the Companies, whether directly or indirectly, is authorized or outstanding, and (ii) there is no commitment by any of the Companies to issue shares, subscriptions, warrants, options, convertible or exchangeable securities, or other such rights or to distribute to holders of any of its or their capital stock any evidence of indebtedness or asset, to repurchase or redeem any capital stock of any of the Companies or to grant, extend, accelerate the vesting of, change the price of, or otherwise amend any warrant, option, convertible or exchangeable security or other such right, and (iii) there are no declared or accrued unpaid dividends with respect to any Shares, other than accrued and unpaid dividends that will be paid with the Merger Consideration hereunder. True and complete copies of the Plan and each award agreement for the Restricted Preferred Shares have been made available to the Buyer Parties. Other than Restricted Preferred Shares listed on Schedule 2.4(b), no other awards are outstanding under the Plan.

(d) All issued and outstanding Shares are (i) duly authorized, validly issued, fully paid and non-assessable, (ii) not subject to any preemptive rights created by statute, the Charter Documents or any agreement to which any of the Companies is a party, and (iii) to the actual knowledge of the individuals expressly named in the definition of “Knowledge of HoldCo” (without any obligation of due inquiry), free of any Liens (other than Permitted Liens). All issued and outstanding Shares of the Companies were issued in compliance with Applicable Law.

(e) Except with respect to the Restricted Preferred Shares, no outstanding Shares are subject to vesting or forfeiture rights or repurchase, and there are no outstanding or authorized stock appreciation, dividend equivalent, phantom stock, profit participation or other similar rights with respect to any of the Companies or any of its or their securities.

(f) All distributions, dividends, repurchases and redemptions of the capital stock of the Companies were undertaken in compliance with their respective Charter Documents then in effect, any agreement to which any of the Companies then were a party, and in compliance with Applicable Law.

(g) HoldCo has taken (or caused to be taken) all actions to provide that any and all Restricted Preferred Shares shall be cancelled upon the Closing, in accordance with Section 1.6(c), with nothing further due or owed with respect to each Restricted Preferred Share other than the right to receive the Closing Per Share Preferred Stock Amount applicable thereto in cash, without interest, and, in the case of Series B Shares (including Restricted Preferred Shares), together with any amounts that may become payable in respect of such Series B Share in the future from the Escrow Accounts as provided in this Agreement and the Escrow Agreement, or in respect of any Post-Closing Adjustments contemplated by Section 1.17, at the respective times and subject to the contingencies specified herein and therein. Such actions have not been amended, modified or rescinded. No actions will be taken by the Companies after the date of this Agreement to cause the Restricted Preferred Shares to be treated in any manner other than as provided in Section 1.6(c) at and following the Effective Time.

Section 2.5 Corporate Books and Records. The minute books, stock ledgers and other similar records of the Companies contain all records of actions taken at meetings of the capital stockholders and boards of directors of the Companies, and all of the written consents executed in lieu of the holding of any such meetings. True, complete and correct copies of such minute books, stock ledgers and similar records have been provided to the Buyer Parties.

Section 2.6 Title, Condition and Sufficiency of Assets. All of the tangible personal property used or held for use by the Companies is owned, leased or validly held pursuant to a Contract by the Companies, free and clear of all Liens (other than Permitted Liens), and is in the possession and control of the Companies. All such tangible personal property is in good operating condition and repair (subject to normal wear and tear given the use and age of such Assets) and conforms to Applicable Laws and Permits relating to their construction, use and operation. The assets and properties owned, leased or validly held by the Companies pursuant to a Contract constitute in all material respects all of the assets and properties used in the operation of the Business as currently conducted. The assets and properties owned, leased or validly held by the Companies pursuant to a Contract are sufficient in all material respects for the continued conduct of the Business immediately after the Closing in substantially the same manner as conducted immediately prior to the Closing.

Section 2.7 Real Property.

(a) Schedule 2.7(a) sets forth each parcel of real property owned by any of the Companies (together with all buildings, fixtures, structures and improvements situated thereon and all easements, rights-of-way and other rights and privileges appurtenant thereto, collectively, the “Owned Real Property”), including address, location, owner of record and legal description of such item of Owned Real Property. With respect to each parcel of Owned Real Property:

(i) the applicable Company has good and marketable fee simple title, free and clear of all Liens, except those Liens set forth on Schedule 2.7(a)(i) and Permitted Encumbrances;

(ii) the applicable Company has not leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof; and

(iii) there are no unrecorded outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein to which any of the Companies is a party.

(b) Schedule 2.7(b) sets forth the street address of each parcel of real property leased by any Company as well as a complete list of all leases, subleases and licenses granting leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interests in such real property (collectively, the “Leased Real Property” and together with the Owned Real Property, the

“Real Property”). HoldCo has made available to Parent true, complete and correct copies of all leases, subleases and licenses for the Leased Real Property, together with all lease guaranties, subordination, non-disturbance and attornment agreements and all amendments, modifications or supplements, if any, thereto, to which any of the Companies is a party (collectively, the “Leases”), all of which are listed on Schedule 2.7(b). For the avoidance of doubt, the term “Lease” includes the Ground Lease. The Companies are in compliance in all material respects with the terms of the Leases.

(c) All of the Real Property and buildings, fixtures and improvements thereon owned or leased by the Companies (i) are in good operating condition and, to the Knowledge of HoldCo, without structural defects, subject to normal wear and tear given the use and age of such assets, (ii) to the Knowledge of HoldCo, are free from latent and patent defects and (iii) to the Knowledge of HoldCo, comply in all material respects with Applicable Laws.

(d) No Leased Real Property is subject to any sublease, right of first refusal, option to purchase or right of occupancy. The leases of the Leased Real Property contain no prohibition on assignment or transfer, “change of control” or other similar provision, in each case, requiring approval or consent of any respective landlord thereunder in order to consummate the Merger. None of the Companies has received any written notice from the lessor or any sublessor under any lease of Leased Real Property that such party intends to cancel or terminate any such lease or to exercise or not exercise any option thereunder.

(e) Each Company that is party to a Lease is in lawful possession of the Leased Real Property, subject only to Permitted Encumbrances. The Leases are in full force and effect in accordance with their terms. None of the Companies, nor, to the Knowledge of HoldCo, any other Person that is a party to any lease or sublease constituting the Leased Real Property, is in default or breach (with or without due notice or lapse of time or both) in any material respect under the terms of any such lease or sublease. The transactions contemplated by this Agreement do not require the consent or approval of any party to a Lease, nor will such transactions violate any Lease or cause a Company to be in default under any Lease.

(f) None of the Companies has received any written notice, and HoldCo has no knowledge of, any appropriation, condemnation or like Legal Proceeding, or any violation of any applicable zoning or other Law relating to or affecting the Owned Real Property or the Leased Real Property, and no material Legal Proceeding has been threatened in writing or commenced relating to or affecting the Owned Real Property or, to the Companies’ knowledge, the Leased Real Property.

(g) As of the date of this Agreement, the Companies have not received any written notice of any default under any covenant, easement or restriction affecting or encumbering any Real Property or any portion thereof that remains outstanding and uncured.

(h) The option to purchase the Leased Premises (as such term is defined in the Ground Lease) as set forth in Section 40 of the Ground Lease has not been exercised, waived, or voluntarily forfeited by any of the Companies (except to the extent such action is taken at the request of, or with the approval of, the Buyer Parties).

(i) The Companies have not received any written notice from any insurer of any Real Property requiring any work to be performed as a condition to the renewal of any Insurance Policy which has not heretofore been complied with or which is not being performed.

(j) Neither OpCo nor any of its Affiliates has ever delivered a writing in recordable form which specifically annexes the Real Property or any part thereof to the jurisdiction of the Declaration (as more particularly set forth in Section 10.20 of the Declaration) and, to the knowledge of OpCo, no portion of the Real Property is subject to the Declaration.

(k) OpCo has never been assessed for any amounts under the Declaration, has never received notice of any such assessment; and to the Knowledge of HoldCo, no such assessment is threatened in writing.

(l) The exercise by the Servitude Beneficiaries of any rights with respect to the Sewer Servitude would not, and would not reasonably be expected to, adversely affect the value of the Owned Real Property in any material respect or interfere with the operation of the Casino as it is currently operated.

Section 2.8 Financial Statements; Liabilities.

(a) Schedule 2.8(a) includes true, complete and correct copies of the consolidated audited balance sheets of all of the Companies as of, and the consolidated audited statements of operations, consolidated audited statements of changes in stockholders deficit, and consolidated audited statement of cash flows of all of the Companies for the fiscal periods ended on, December 31, 2017, December 31, 2016 and December 31, 2015 (the “Audited Statements”), and the consolidated unaudited balance sheets of all of the Companies as of May 31, 2018, and the consolidated unaudited statements of income and statements of cash flows of all of the Companies for the periods ended on May 31, 2018 (the “Unaudited Statements” and collectively with the Audited Statements, the “Financial Statements”). The Financial Statements have been prepared consistent with prior periods in accordance with GAAP (except for, with respect to the Unaudited Statements, the absence of footnotes and subject to period-end adjustments) and, in all material respects, fairly present the financial condition and results of operations of all of the Companies for the dates, and for the periods, indicated thereon, as applicable. The consolidated balance sheet of the Companies as of May 31, 2018 is referred to herein as the “Balance Sheet” and the date thereof as the “Balance Sheet Date.”

(b) The Companies have no Liabilities required to be recorded on the Balance Sheet in accordance with GAAP except for Liabilities (i) reflected or reserved for on the Financial Statements or disclosed in the notes thereto, (ii) that have arisen since the Balance Sheet Date and were incurred in the Ordinary Course of Business or were incurred in connection with the transactions contemplated by this Agreement, or (iii) disclosed in the Company Disclosure Schedules. None of the Companies is a party to or has any commitment to become a party to any joint venture, off-balance sheet partnership or similar contract or arrangement, or any off-balance sheet arrangement required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated under the Securities Act, in each case, that have not been disclosed on the Financial Statements.

(c) Except for HoldCo’s ownership of 100% of the capital stock of Intermediate and Intermediate’s ownership of 100% of the capital stock of OpCo, neither HoldCo nor Intermediate owns any assets or has engaged in any business activities of any type or kind whatsoever, or entered into any Contracts with any Person, or incurred any Liabilities, or become subject to or bound by any obligation or undertaking, in each case, except those incurred in connection with its organization and with the negotiation and execution of this Agreement and the other Transaction Documents and the performance of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby. Both Intermediate and OpCo are consolidated subsidiaries of HoldCo and, other than Intermediate and OpCo, there are no direct or indirect subsidiaries of HoldCo.

Section 2.9 Intellectual Property.

(a) Schedules 2.9(a)(i) and (ii) set forth a true, complete and correct list of (i) all registered Intellectual Property, and Intellectual Property that is the subject of an application for registration, in each case owned or licensed by any of the Companies (such schedule showing, for each where applicable, the registration or application number, jurisdiction, filing, issuance or registration dates (if any)); and (ii) any unregistered trademarks, service marks or brand names owned and used or held for use by the Companies that are material to the operation of the Casino. The Companies either own or have valid licenses to use all of the Intellectual Property. The Companies (x) as of the date of this Agreement, are in compliance in all material respects, and (y) at the Closing Date will be in compliance in all material respects, with all such licenses and all Intellectual Property Agreements. There are no pending or, to the Knowledge of HoldCo, threatened Legal Proceedings challenging or questioning (A) the validity or effectiveness of the Intellectual Property or any Intellectual Property Agreement to which the Companies are a party, or (B) the right of the Companies to use, copy, modify or distribute the Intellectual Property. Schedule 2.9(a)(iii) sets forth a true, complete and correct list of all material Intellectual Property Agreements, other than Intellectual Property Agreements for commercially available software or any clickwrap, shrinkwrap or other similar standard form electronic Contracts relating to the Intellectual Property.

(b) None of the Companies is now interfering with, infringing upon, misappropriating, violating or otherwise in conflict with, any intellectual property right of any other Person. None of the Companies has received any written communication alleging that any of the Companies has infringed, misappropriated or violated any intellectual property right of any other Person. To the Knowledge of HoldCo, no Person is infringing any of the Intellectual Property owned by or exclusively licensed to the Companies.

(c) Except as would not be material to the Companies, the Companies have (i) paid all maintenance, renewal or similar fees required by any applicable Governmental Authorities to maintain any patent, patent application, trademark registration, service mark registration or copyright registration owned by the Companies in force, and (ii) filed responses to all actions from applicable Governmental Authorities that have become due relating to any patent, patent application, trademark registration, service mark registration or copyright registration owned by the Companies.

(d) No written Claim or demand has been received by any of the Companies, or any Legal Proceeding instituted by any Person, including, without limitation, any opposition Legal Proceeding in any patent office, copyright office, or trademark or service mark registration office, that challenges any right, title or interest of any of the Companies in any of the Intellectual Property.

(e) HoldCo and its Affiliates have taken reasonable measures to protect the confidentiality of the trade secrets and confidential information of the Companies that constitute any of the Intellectual Property.

(f) Silver Slipper Gaming, LLC, a California limited liability company, in its capacity as “Operator” pursuant to the Casino Management Agreement, does not own, possess or have access to any records with respect to the Casino’s customers that are not included in the Customer Database.

(g) The consummation of the transactions contemplated by this Agreement and the other Transaction Documents will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, any Company’s right to own, use or hold for use any Intellectual Property that is material to the conduct of the Business.

Section 2.10 Absence of Certain Changes. Since December 31, 2017:

(a) the Companies have conducted the Business in the Ordinary Course of Business;

(b) there has not been any event that has had or that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(c) none of the Companies has undertaken any of the following actions:

(i) except as required by Applicable Law or the terms of any Company Benefit Plan, (A) increased the salary or other cash compensation of any Employee, officer or director of the Companies, other than in the Ordinary Course of Business, (B) granted any unusual or extraordinary bonus or benefit to any Employee, officer or director of the Companies, (C) increased the coverage or benefits available under any (or created any new) severance pay, termination pay, vacation pay, company awards, salary continuation for disability, sick leave, deferred compensation, bonus or other incentive compensation, insurance, pension or other Benefit Plan or arrangement made to, for or with any of the directors, officers, Employees of the Companies or otherwise modified or amended or terminated any such plan or arrangement, or (D) entered into any employment, deferred compensation, severance, non-competition or similar agreement or arrangement with any officers or directors or Employees of the Companies (or amended any such agreement) to which any of the Companies is a party, except in the Ordinary Course of Business;

(ii) (A) created, incurred, assumed, guaranteed, endorsed or otherwise become liable or responsible with respect to (whether directly, contingently or otherwise) any Indebtedness or (B) made any loans, advances of capital contributions to, or investments in, any other Person;

(iii) except as required by Applicable Law, (A) made, changed or revoked any material Tax election, (B) settled or compromised any Tax Claim or Liability or entered into a settlement or compromise with respect to any Tax, (C) changed (or made a request to any Governmental Authority to change) any aspect of its method of accounting for Tax purposes, (D) executed any waiver of restrictions on assessment or collection of any Tax, or (E) amended any Tax Return, taken any position on any Tax Return, or taken any action that would have the effect of increasing the Tax liability in respect of any Post-Closing Tax Period of the Companies;

(iv) subjected to any material Lien, the Business or any of the Assets;

(v) except in the Ordinary Course of Business, acquired any material properties or assets or sold, assigned, licensed, transferred, conveyed, leased or otherwise disposed of any material properties or assets;

(vi) except pursuant to this Agreement and the other Transaction Documents, entered into or agreed to enter into any merger or consolidation with any Person (other than Parent or Merger Sub), or invested in, made a loan, advance or capital contribution to, or otherwise acquired the securities of any other Person;

(vii) except with respect to the Restricted Preferred Shares, issued, sold, permitted any assignment or transfer of, or repurchased, redeemed or otherwise acquired, any shares of the capital stock or other securities of the Companies;

(viii) entered into, modified or terminated any labor or collective bargaining agreement;

(ix) entered into or materially modified any Business Contract, except in the Ordinary Course of Business;

(x) terminated or waived any material rights under any Business Contract or Permit other than those that have expired in accordance with their terms;

(xi) settled or compromised any pending or threatened Legal Proceeding or any Claim;

(xii) amended the organizational documents of any of the Companies;

(xiii) declared, set aside or paid any distribution in respect of any capital stock or other instrument of any of the Companies (other than any cash distributions);

(xiv) suffered any material damage, destruction, loss or claim, whether or not covered by insurance, or condemnation or other Taking adversely affecting the Business or any of the Assets;

(xv) made any material capital expenditure or commitment thereof that is inconsistent in any material respect with the CapEx Budget;

(xvi) subjected any Company to any bankruptcy, receivership, insolvency or similar proceedings;

(xvii) made any change in any method of accounting or auditing practice other than those required by GAAP; or

(xviii) agreed to do anything prohibited by this Section 2.10(c).

Section 2.11 Permits.

(a) Schedule 2.11(a) sets forth a true, complete and correct list of all Permits held by the Companies or Silver Slipper Gaming, LLC, a California limited liability company, in its capacity as “Operator” pursuant to the Casino Management Agreement. A true and complete copy of each Gaming Approval issued to any of the Companies by the Gaming Board to conduct gaming operations in the State of Louisiana has been made available to Buyer Parties. Each such Permit is valid and in full force and effect and none of the Companies are in material default under any such Permit.

(b) None of the Companies has: (i) ever applied for a casino, racing or other Gaming Approval in any state or other jurisdiction and had such application denied, (ii) ever experienced any revocation or failure to renew any Gaming Approval, or (iii) ever withdrawn any application for any Gaming Approval.

(c) To the Knowledge of HoldCo, there are no facts or circumstances relating to the conduct of any of the Companies, or any Related Party of any of the Companies, that would reasonably be expected to cause any Gaming Authorities to revoke, suspend, impose new conditions on (other than conditions applicable to all licensees) or fail to renew the Companies’ Gaming Approvals or take material disciplinary action against any of the Companies or any of its or their respective Related Parties.

(d) Since the Opening Date, none of the Companies has received any written notice of any Claim from any Governmental Authority (i) under, or relating to any violation of, any material Gaming Laws or (ii) threatening the revocation, limitation or suspension of a Gaming Approval of any of the Companies.

(e) Each of the Companies, their respective Related Parties and any other Person performing management functions with respect to the operation and support of the Business currently hold all Permits (including authorizations under Gaming Laws) necessary for their conduct of the Business.

Section 2.12 Compliance with Laws. Since the Opening Date, the Companies have complied in all material respects with all Applicable Laws (including, without limitation, any Gaming Law) and the Statement of Conditions to the Casino License (as amended from time to time), attached to the July 24, 2014 Resolution of the Louisiana Gaming Control Board (the “Statement of Conditions”). None of the Companies nor any of their respective Related Parties has been charged with or, to the Knowledge of HoldCo, been under investigation with respect to, any violation of any Applicable Law that remains pending or unresolved. To HoldCo’s Knowledge, none of the Companies nor any of their respective Representatives acting on behalf of any of the Companies, has, directly or indirectly, paid or delivered any fee, commission or other sum of money or item of property, however characterized, to any finder, agent, government official or other Person, in the United States or any other country, in any manner related to the Business, which would be illegal under any applicable Law.

Section 2.13 Business Contracts.

(a) Schedule 2.13(a) sets forth a true, complete and correct list of the following Contracts (x) to which any of the Companies are a party as of the date of this Agreement or (y) by which any of the Companies are otherwise bound (other than (I) Contracts for commercially available software or any clickwrap, shrinkwrap or other similar standard form electronic Contracts and Company Benefit Plans and (II) the Leases) (the “Business Contracts”):

(i) any Contract providing for aggregate annual payments to or by the Companies in excess of One Hundred Thousand Dollars ($100,000);

(ii) any Contract that relates to the sale of any of the Companies, in whole or in part, directly or indirectly, or a material portion of the Companies’ assets, other than the sale of tangible personal property in the Ordinary Course of Business;

(iii) any property management, leasing, brokerage or similar Contract with respect to the Real Property;

(iv) any Contract relating to indebtedness (including, without limitation, guarantees) of any Company, in each case having an outstanding principal amount in excess of One Hundred Thousand Dollars ($100,000), other than indebtedness that is being paid in full at the Closing;

(v) all collective bargaining agreements or agreements with any labor organization, union or association to which any Company is a party;

(vi) any Contract under which any Company grants any exclusive rights, noncompetition rights, rights of first refusal, rights of first offer or rights of first negotiation to any Person;

(vii) any Contract that contains a covenant not to compete that restricts the Business of the Companies or their Subsidiaries in any geographic location;

(viii) all partnership agreements, limited liability company agreements and joint venture agreements relating to the Companies; and

(ix) any Contract relating to the acquisition or sale of a business (or all or substantially all of the assets thereof) by the Companies.

(b) HoldCo has made available or has caused to be made available to the Buyer Parties, prior to the date hereof, true, correct and complete copies of each Business Contract, together with all amendments or supplements thereto. There exist no defaults under any Business Contract by any of the Companies, or, to HoldCo’s Knowledge, by any other Person that is a party to any Business Contract. To HoldCo’s Knowledge, no party to any Business Contract other than the Companies intends to terminate any Business Contract.

Section 2.14 Litigation. Schedule 2.14 sets forth a description of all Legal Proceedings and Claims pending or, to the Knowledge of HoldCo, threatened against any Company. No Company is subject to any Order. To the Knowledge of HoldCo, there is no reasonable basis for any Legal Proceeding or Claim that if determined adversely to the Companies, would be reasonably likely to result in a material liability to any or all of the Companies or any material property or asset of any of the Companies or materially delay or impair the ability of any Company to consummate the transactions contemplated hereby.

Section 2.15 Taxes.

(a) The Companies have timely filed all Tax Returns required to be filed on or before the Closing Date (taking into account requests for extensions to file such returns) and all such Tax Returns are true, correct and complete in all respects. All Taxes due and owing by the Companies (whether or not shown on any Tax Return) have been timely paid.

(b) Other than Permitted Liens and Permitted Encumbrances, there are no Liens on any of the Assets that arose in connection with any failure to pay any Tax.

(c) The Companies have complied with all Applicable Laws relating to the payment and withholding of Taxes. All Taxes required to be withheld by the Companies have been withheld and have been duly and timely paid to the proper Taxing Authority. The Companies have complied with all information reporting and backup withholding provisions of Applicable Law.

(d) There are no claims, adjustments or deficiencies for any Taxes that have been proposed, asserted or assessed against the Companies that are still pending and, to the Knowledge of HoldCo, no actions are threatened by any Taxing Authority.

(e) There are no agreements or waivers currently in effect that provide for an extension of time with respect to the filing of any Tax Return of the Companies or the assessment or collection of any Tax, and no requests for waivers of the time to assess any amounts of Taxes of the Companies has been made that are still pending.

(f) The Companies have made available copies of (i) the Certificate of Designation and (ii) the Agreement Among Investors. Since August 20, 2015, there has not been a Board Designation Triggering Event, as such term is defined in Section 4 of the Certificate of Designation.

(g) No written claim has been made by any Taxing Authority in any jurisdiction where the Companies do not file Tax Returns that the Companies are, or may be, subject to Tax by that jurisdiction.

(h) The amount of the Liability for unpaid Taxes of the Companies through the end of the most recent period covered by the Financial Statements does not, in the aggregate, exceed the amount of accruals for Taxes (excluding reserves for deferred Taxes) reflected on the Financial Statements. The amount of the Liability for unpaid Taxes of the Companies for all periods following the end of the most recent period covered by the Financial Statements shall not, in the aggregate, exceed the liability for Taxes (excluding reserves for deferred Taxes) reflected in the Estimated Closing Net Working Capital.

(i) The Companies have delivered or made available to the Buyer Parties copies of all federal, state, local and foreign income, franchise and similar Tax Returns, examination reports, and statements of deficiencies assessed against, or agreed to by, the Companies for all Tax periods ending after December 31, 2014.

(j) The Companies are not a party to, or bound by, any Tax indemnity, Tax sharing or Tax allocation agreement with any Person (other than the Companies), in each case, other than any such agreement not relating primarily to Taxes.

(k) No private letter rulings, technical advice memoranda or similar agreement or rulings have been requested, entered into or issued by any Taxing Authority with respect to the Companies.

(l) The Companies have no Liability for Taxes of any Person (other than the Companies) under Treasury Regulations Section 1.1502-6 (or any corresponding provision of state, local or foreign Law), as transferee or successor, by contract or otherwise.

(m) The Companies will not be required to include any item of income in, or exclude any item or deduction from, taxable income for any Post-Closing Tax Period as a result of (i) any change in a method of accounting under Section 481 of the Code (or any comparable provision of state, local or foreign Tax Laws), or use of an improper method of accounting, for a taxable period ending on or prior to the Closing Date; (ii) an installment sale or open transaction occurring on or prior to the Closing Date, other than in connection with the Restructuring Transactions; (iii) a prepaid amount received on or before the Closing Date or in respect of deferred revenue; (iv) any closing agreement under Section 7121 of the Code, or similar provision of state, local or foreign Law; or (v) any election under Section 108(i) of the Code.

(n) The Companies have not been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the Code.

(o) The Companies are not, and have not been, a party to, or a promoter of, a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b).

(p) The Companies have not entered into a gain recognition agreement pursuant to Treasury Regulations Section 1.367(a)-8. The Companies have not transferred an intangible the transfer of which would be subject to the rules of Section 367(d) of the Code or Section 721(d) of the Code.

(q) No property owned by the Companies is (i) required to be treated as being owned by another person pursuant to the so-called “safe harbor lease” provisions of former Section 168(f)(8) of the Internal Revenue Code of 1954, as amended, (ii) subject to Section 168(g)(1)(A) of the Code, or (iii) subject to a disqualified leaseback or long-term agreement as defined in Section 467 of the Code.

(r) Since the formation of the Companies, each of the Companies has been classified for income Tax purposes as an association taxable as a corporation.

Section 2.16 Employees; Relations.

(a) Schedule 2.16(a) sets forth a list of all Persons who are employees, independent contractors or consultants of any of the Companies, including any employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized (the “Employees” and each an “Employee”), and sets forth for each such Employee the following: (i) name, (ii) title or position (including whether full or part time), (iii) hire date, (iv) current annual base compensation rate, and (v) current target commission, bonus or other incentive-based compensation. All compensation, including wages, commissions and bonuses, payable to all Employees for services performed have been paid in full (or accrued on the Balance Sheet or in the Closing Net Working Capital).

(b) None of the Companies are a party to, bound by, or negotiating any collective bargaining agreement or other Contract with a union, works council or labor organization (collectively, “Union”), and there is not any Union representing or purporting to represent any Employee. To HoldCo’s Knowledge, no Union or group of

Employees is seeking or has sought to organize Employees for the purpose of collective bargaining. In the past three (3) years, there has not been any strike, slowdown, work stoppage, lockout, collective refusal to work overtime or other similar labor disruption or dispute affecting the Companies or any of its Employees. None of the Companies has any duty to bargain with any Union.

(c) Each of the Companies are, and for the past three (3) years have been, in compliance with all Contracts and all Applicable Laws pertaining to employment and employment practices, including all Laws relating to labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence and unemployment insurance. All individuals characterized and treated by HoldCo as independent contractors or consultants are properly treated as independent contractors under all Applicable Laws. All Employees classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified. There are no Legal Proceedings against or with respect to any of the Companies pending, or to HoldCo’s Knowledge, threatened to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the employment of any current or former applicant, Employee, consultant, volunteer, intern or independent contractor of HoldCo, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay, wage and hours or any other employment-related matter arising under Applicable Laws.

(d) All of the Companies have complied with the WARN Act.

(e) No Company has received within the past three (3) years any written notice or other written communication from any Governmental Authority or any other Person regarding (i) any failure to comply in any material respect with the Americans with Disabilities Act of 1990, as amended, or any similar Law regarding access by individuals with disabilities; or (ii) any obligation to undertake or bear any material cost relating to remedial measures required to comply with disability laws; and (iii) to the Knowledge of HoldCo, no facts or circumstances exist that can be reasonably expected to form the basis of (i) or (ii).

(f) HoldCo has made available to Buyer Parties copies of any disability law assessment or audit reports or similar studies or analyses relating to the business of the Companies or any Owned Real Property or Leased Real Property that have been prepared on behalf of any Company in the past three (3) years.

(g)

(i) No Company has received any written notice or other written communication from any Governmental Authority or any other Person regarding (A) any failure to comply in any material respect with any applicable occupational safety and health Law; or (B) any obligation to undertake or bear any material cost relating to remedial measures required to comply with occupational safety and health Laws;

(ii) To the Knowledge of HoldCo, no closure of any Owned Real Property or Leased Real Property is required pursuant to any occupational safety and health Law; and

(iii) HoldCo has made available to Buyer Parties copies of any occupational and safety assessment or audit reports or similar studies or analyses relating to the Business or any Owned Real Property or Leased Real Property that have been prepared on behalf of any Company or any of their respective Subsidiaries in the past three (3) years.

Section 2.17 Employee Benefit Plans.

(a) Schedule 2.17(a) contains a true, correct and complete list of all Company Benefit Plans. True and correct copies of each of the following, to the extent applicable, has been made available to the Buyer Parties with respect to such Company Benefit Plans: (i) the most recent annual report (Form 5500) filed with the IRS, (ii) the plan document and any amendments thereto, (iii) the trust agreement (if any), (iv) the most recent summary plan description if required by ERISA, and (v) the most recent determination letter, if any, issued by the IRS with respect to any of the Company Benefit Plans intended to be qualified under Section 401 of the Code.

(b) Each Company Benefit Plan: (i) if intended to qualify under Section 401(a) of the Code, has received a favorable determination letter from the IRS that has not been revoked or may rely on a prototype opinion letter from the IRS, or has timely filed or has time remaining in which to file an application for such determination from the IRS and, to the Knowledge of HoldCo, no event or circumstance exists that has adversely affected or is reasonably expected to adversely affect such qualification or exemption, and (ii) has been operated and administered in all material respects in compliance with its terms and all Applicable Laws (including but not limited to ERISA, the Code and any relevant regulations thereunder). There are no pending or, to the Knowledge of HoldCo, threatened Legal Proceedings against, by or on behalf of, or with respect to any of the Company Benefit Plans or the assets, fiduciaries or administrators thereof (other than routine claims for benefits).

(c) No Company Benefit Plan is, and neither the Companies nor any ERISA Affiliate contributes to or, at any time within the six (6) years prior to the Closing Date, had any Liability, whether actual or contingent, with respect to any plan that is, (i) a “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (ii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code), (iii) a single employer plan or other pension plan subject to Title IV or Section 302 of ERISA or Section 412 of the Code, or (iv) any plan that provides defined benefits to employees residing outside of the United States.

(d) Neither the execution and delivery of this Agreement, nor the consummation of the Merger and the transactions contemplated by the Transaction Documents, other than the Restructuring Transactions, will (i) entitle any current or former Employee or director of any of the Companies or any group of such Employees or directors to any payment, benefit or other right, (ii) increase the amount of compensation or benefits due to any such Employee, consultant or director, or (iii) accelerate the vesting, funding or time of payment of any compensation, equity award or other compensatory benefit.

(e) As of the Closing, no amount that will be received as a result of or in connection with the consummation of the transactions contemplated by this Agreement by any Employee, officer, director or other service provider of the Companies who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) with respect to any such entity could reasonably be expected to be an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(f) None of the Company Benefit Plans is the subject of an audit or investigation by the IRS, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation or any other federal or state Governmental Authority, nor is any such audit or investigation pending or, to the Knowledge of HoldCo, threatened.

(g) All contributions required to be made to Company Benefit Plans pursuant to its terms and the provisions of ERISA, the Code or any other Applicable Law has been timely made or, to the extent not yet due, have been adequately accrued on the Balance Sheet.

(h) (i) No Company Benefit Plan provides retiree medical or retiree life insurance benefits to any Person and HoldCo is not contractually or otherwise obligated to provide any Person with life insurance or medical benefits upon retirement or termination of employment, other than as required by the provisions of COBRA; and (ii) no Company Benefit Plan that is an “employee welfare benefit plan,” as such term is defined in Section 3(1) of ERISA, contains provisions permitting any of the Companies to unilaterally amend or terminate such plan in its entirety without liability except as to benefits accrued thereunder prior to such amendment or termination.

(i) None of the Companies is a party to or bound by any agreement, nor has any of the Companies established any policy or practice requiring it to make a payment or provide any other form of compensation or benefit to any Person performing services upon termination of such services.

(j) As to any of the Company Benefit Plans intended to be qualified under Section 401 of the Code, there has been no termination or partial termination of the plan within the meaning of Section 411(d)(3) of the Code.

(k) Each Company Benefit Plan has been established, documented, administered and operated in compliance in all material respects with Applicable Laws and its governing documents, and all other plans of HoldCo that could be deemed

“nonqualified deferred compensation” arrangements under Section 409A of the Code are in compliance in all material respects with such Section and the regulations and rulings thereunder, and no service provider is entitled to a Tax gross-up or similar payment for any Tax or interest that may be due under such Section, and each outstanding option or other equity based award granted by HoldCo or any of its ERISA Affiliates is either exempt from Section 409A of the Code or in compliance therewith.

Section 2.18 Environmental Matters.

(a) Each of the Companies is in material compliance with all applicable Environmental Laws.

(b) None of the Companies have generated, treated, stored, released or disposed of, or otherwise placed, deposited in or located on any Real Property or any property owned or leased by any other Person, any Hazardous Substances in material violation of applicable Environmental Laws.

(c) None of the Companies has received any currently unresolved written notice from a Governmental Authority of any pending or threatened Legal Proceeding regarding any actual or alleged material violation by the Companies of any applicable Environmental Laws.

(d) To the Knowledge of HoldCo, there are no ongoing governmental investigations by any Governmental Authority pursuant to any Environmental Laws of the Companies’ compliance with Environmental Laws.

(e) None of the Companies has contractually agreed to assume responsibility for the monitoring, investigation or cleanup of any environmental contamination, and none of the Companies are otherwise responsible for the monitoring, investigation or cleanup of any environmental contamination.

(f) To the Knowledge of HoldCo, none of the Companies has been identified by a Governmental Authority as a potentially responsible party at, or received from a Governmental Authority a request for information pursuant to any Environmental Laws related to, any contaminated site.

(g) None of the Companies has installed, disposed of or released any of the following on any Real Property: (i) underground storage tanks, (ii) asbestos-containing material in any form or condition, except that asbestos-containing materials may be present in building materials in the buildings or improvements thereon, (iii) materials or equipment containing polychlorinated biphenyls, or (iv) landfills, surface impoundments or disposal areas.

(h) This Section 2.18 constitutes the sole and exclusive representations and warranties of HoldCo regarding Environmental Laws, Hazardous Substances, and Hazardous Substances Activities.

Section 2.19 Customers; Vendors and Suppliers; Customer Database.

(a) Schedule 2.19(a) sets forth (i) a list of the top 10 vendors and suppliers of the Business (the “Material Suppliers”) for the fiscal year ended December 31, 2017 based on aggregate payments made by the Companies, and (ii) the aggregate payments made to each such Material Supplier, in each case during the fiscal year ended December 31, 2017. As of the date hereof, no Material Supplier has communicated in writing to the Companies an intention to discontinue or materially alter its relationship with any of the Companies, whether upon consummation of the Merger or the transactions contemplated by the Transaction Documents or otherwise.

(b) The Customer Database (i) has, at all times, been maintained in the exclusive possession, dominion and control of the Companies and their Representatives, (ii) has been reasonably safeguarded to prevent disclosure to any Person other than the Companies and their Representatives, (iii) to the Knowledge of HoldCo, has not been furnished to, purchased by, licensed to, possessed by, directly or indirectly, any Person other than the Companies and their Representatives. There are no obligations of the Companies, or rights of any other Person (contingent or otherwise), to purchase, license, possess or otherwise receive, acquire or view the Customer Database, or any copy thereof (in any format), whether directly or indirectly.

Section 2.20 Insurance. Schedule 2.20 sets forth all policies, binders and insurance Contracts relating to insurance coverage of any of the Companies (the “Insurance Policies”), all of which provide for coverage in customary amounts for businesses in the same industries and of the same or substantially similar size as the Business. All premiums due under the Insurance Policies have been paid, all such Insurance Policies are in full force and effect, no written notice of cancellation or nonrenewal of any such Insurance Policy has been received by the Companies and no written notice of disallowance of any claim under any Insurance Policy, whether or not currently in effect, has been received by the Companies.

Section 2.21 Transactions with Certain Persons.

(a) Except for employment relationships or the reimbursement of expenses in the Ordinary Course of Business, no director, officer, member, manager, partner, employee or shareholder of any of the Companies (such Persons, “Related Parties”) (x) owns or has owned during the past three (3) years, directly or indirectly, or has or has had during the past three (3) years any interest in any property (real or personal, tangible or intangible) that any Company uses or has used during the past three (3) years in the Ordinary Course of Business or (y) has or has had during the past three (3) years any business dealings or any material financial interest in any transaction with any Company or involving any assets or property of any Company, other than business dealings or transactions conducted in the ordinary course of business on an arms’-length basis. For the avoidance of doubt, for the purposes of this Section 2.21(a), the fact that a shareholder of any of the Companies holds the 14% Notes shall not by itself constitute a business dealing or material financial interest in any transaction with any Company or involving any assets or property of any Company. All of the contracts set forth on Schedule 2.21 (the “Affiliate Contracts”) are terminable by the applicable Company at any time without termination fee or penalty.

(b) Except for this Agreement, there are no Contracts by and between any Company or any of their respective Subsidiaries, on the one hand, and any Related Party of any Company, on the other hand, pursuant to which (i) such Related Party provides or receives any information, assets, properties, support or other services to or from any Company (including Contracts relating to billing, financial, tax (other than any Tax allocation, Tax sharing or Tax indemnity agreement to which all the parties are Companies), accounting, data processing, human resources, administration, legal services, information technology and other corporate overhead matters), (ii) any Company rents real or personal property to or from, any such Related Party, or (iii) any Company has made any loan or advance to or investment in such Related Party that has not been repaid in full prior to the date hereof.

(c) There are no outstanding notes payable to, accounts receivable from or advances by any Company to, and no Company is otherwise a debtor or creditor of, or has any liability or other obligation of any nature to, any Related Party of any Company.

Section 2.22 Certain Payments.

(a) None of the Companies, nor any of their respective directors, officers, employees or, to the Knowledge of HoldCo, other Persons acting on behalf of the Companies, has (i) used any funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, made any direct or indirect unlawful payment to any foreign or domestic governmental official or employee or made any illegal bribe, rebate, payoff, influence payment, kickback or other unlawful payment, or (ii) directly or indirectly given or agreed to give any gift or similar benefit to any customer, supplier, government employee or other Person who is or may be in a position to help or hinder the Companies in connection with any actual or proposed transaction, in the case of clauses (i) and (ii), that would reasonably be expected to (x) subject any of the Companies or any Buyer Party to any damage or penalty in any Legal Proceeding, or (y) be prohibited under any applicable Anti-Corruption Laws.

(b) None of the Companies, nor any of its directors, officers, employees or, to the Knowledge of the Companies, other Persons acting on behalf of the Companies, has taken any action, directly or indirectly, in violation of the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations promulgated thereunder or any analogous anticorruption Laws applicable to the Companies (collectively, “Anti-Corruption Laws”), including, without limitation, offering, paying, promising to pay or authorizing the payment of money or anything of value to a foreign governmental official or any other Person while knowing or having a reasonable belief that all or some portion of it would be given to a foreign governmental official and used for the purpose of (i) influencing any act or decision of a foreign governmental official or other Person, including a decision to fail to perform official functions, (ii) inducing any foreign governmental official or other Person to do or omit to do any act in violation of the lawful duty of such official, (iii) securing any improper advantage, or (iv) inducing any foreign governmental official to use influence with any Governmental Authority in order to affect any act or decision of such Governmental Authority, in order to assist the Companies in obtaining or retaining business with, or directing business to, any Person, in each case, in violation of any applicable Anti-Corruption Laws.

(c) No Legal Proceeding by or before any Governmental Authority involving any of the Companies or any of its directors, officers, employees or, to the Knowledge of the Companies, any other Person acting on behalf of any of the Companies, with respect to any applicable Anti-Corruption Laws is pending or, to the Knowledge HoldCo, threatened. No civil or criminal penalties have been imposed on any of the Companies with respect to violations of any applicable Anti-Corruption Law, nor have any disclosures been submitted to any Governmental Authority with respect to violations of the Anti-Corruption Laws.

(d) The operation of the Business is being conducted in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”) and no Legal Proceeding by or before any Governmental Authority involving the Companies with respect to the Money Laundering Laws is pending or, to the Knowledge of HoldCo, threatened.

Section 2.23 Brokers. None of the Companies has incurred, directly or indirectly, any Liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with the consummation of the Merger or the transactions contemplated by the Transaction Documents, other than to Macquarie Capital (USA) Inc.

Section 2.24 Security and Privacy. The Companies have adopted reasonable policies and procedures designed to protect the confidentiality, integrity and security of (i) the Companies’ information systems, (ii) business-related information of the Companies, and (iii) any information relating to an identifiable person who can be directly or indirectly identified in particular by reference to an identifier, including, but not limited to: (a) social security number, (b) drivers’ license number or non-driver identification card number, (c) account number, credit or debit card number, (d) any security code, access code or password that would permit access to an individual’s financial account, (e) biometric records, and (f) personal health information (collectively, “Personally Identifiable Information”). All such policies and procedures have been implemented in all material respects. The Companies’ information systems have not suffered any failure which did, or would, cause a Material Adverse Effect. To the Knowledge of HoldCo, there has not been any unauthorized disclosure of, or unauthorized access to, Personally Identifiable Information which did or would require notification to any individuals or Governmental Authorities. The Companies are in compliance with the Payment Card Industry requirements, including without limitation the Payment Card Industry Data Security Standard.

Section 2.25 Exclusivity of Representations. Except for the representations and warranties contained in this Agreement and the other Transaction Documents (as limited by Section 10.11), none of the Companies or any other Person makes or has made any other representation or warranty, expressed or implied, at law or in equity, with respect to the

Companies, the Transaction, the Shares or any of the Companies’ respective businesses, assets, liabilities, operations, prospects, or condition (financial or otherwise), and HoldCo disclaims any other representations or warranties, whether made by the Companies or any of their respective Affiliates or Representatives (collectively, “HoldCo Related Persons”), and no HoldCo Related Person has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in this Agreement or the other Transaction Documents and subject to the limited remedies herein or therein provided. Except for (a) the representations and warranties expressly set forth in this Article 2 and the other Transaction Documents (as limited by Section 10.11), and (b) claims arising from actual fraud, HoldCo (directly and on behalf of all HoldCo Related Persons) hereby disclaims all liability and responsibility for any express or implied representation, warranty, projection or forecast of any kind (including, without limitation, forecasts, projections or budgets for financial performance such as revenues, expenses or EBITDA) or information made, communicated, or furnished (whether orally or in writing, in any data room relating to the Transaction, in management presentations, in memoranda, in marketing materials, in functional “breakout” discussions, in responses to questions or requests submitted by or on behalf of the Buyer Parties or in any other form in consideration or investigation of the Transaction) to the Buyer Parties or their respective Affiliates or Representatives (including any opinion, information, forecast, projection, budget, financial review or advice that may have been or may be provided to the Buyer Parties or their respective Affiliates or Representatives by the Companies or any HoldCo Related Person).

ARTICLE 3.

REPRESENTATIONS AND WARRANTIES OF PARENT AND OPERATOR

Parent and Operator each individually hereby represent and warrant, severally as to itself only, to HoldCo as follows in this Article 3.

Section 3.1 Organization and Authority.

(a) Parent is a Maryland corporation, and Merger Sub is a Delaware corporation, and each is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation. Each of Parent and Merger Sub has all requisite corporate power and authority to enter into and perform its obligations under this Agreement and the Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Parent and Merger Sub of this Agreement and any Transaction Document to which they are a party and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate or other action on the part of Parent and Merger Sub and no other corporate or other proceedings on the part of Parent and Merger Sub are necessary to authorize the execution, delivery and performance of this Agreement and any Transaction Documents or to consummate the Merger and the other transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by Parent and Merger Sub, and (assuming due authorization, execution and delivery by each other Party) this Agreement constitutes a legal, valid and binding obligation of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms, except as the enforcement thereof may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (ii) general equitable principles. When each Transaction Document to which Parent or Merger Sub is or will be a party has been duly executed and delivered by Parent or Merger Sub (assuming due authorization, execution and delivery by each other party thereto), such Transaction Document will constitute a legal and binding obligation of Parent or Merger Sub enforceable against it in accordance with its terms, except as the enforcement thereof may be subject to (A) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (B) general equitable principles.

(b) Operator is a Delaware limited liability company duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation. Operator has all requisite corporate power and authority to enter into and perform its obligations under this Agreement and the Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Operator of this Agreement and any Transaction Document to which it is a party and the consummation by Operator of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate or other action on the part of Operator and no other corporate or other proceedings on the part of Operator are necessary to authorize the execution, delivery and performance of this Agreement and any Transaction Documents or to consummate the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by Operator, and (assuming due authorization, execution and delivery by each other Party) this Agreement constitutes a legal, valid and binding obligation of Operator enforceable against Operator in accordance with its terms, except as the enforcement thereof may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (ii) general equitable principles. When each Transaction Document to which Operator is or will be a party has been duly executed and delivered by Operator (assuming due authorization, execution and delivery by each other party thereto), such Transaction Document will constitute a legal and binding obligation of Operator enforceable against it in accordance with its terms, except as the enforcement thereof may be subject to (A) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (B) general equitable principles.

Section 3.2 No Conflicts; Consents. The execution, delivery and performance by each Buyer Party of this Agreement and the Transaction Documents to which they are parties, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (w) conflict with or result in a violation or breach of, or default under, any provision of the certificate of incorporation, by-laws or other organizational documents of any such Buyer Party, (x) conflict with in any material respect or result in a material violation or breach of any provision of any Applicable Law or Order applicable to any Buyer Party, (y) except as set forth on Schedule 3.2, require any material consent, notice or other action by any Person under (i) any Contract to which any Buyer Party is a party, or (ii) any material Permit held by any Buyer Party, or (z) result in the creation or imposition of any Lien on any Buyer Party or their respective assets, except, in the case of clauses (x), (y) and (z), for any such conflict, breach, default, acceleration, termination, modification, cancellation or Lien that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on any such Buyer Party’s ability to consummate the Merger and/or the other transactions contemplated hereby, as applicable.

(a) With respect to Guarantor and Operator, except (1) as set forth on Schedule 3.2(a), and (2) with respect to the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no consent, approval, Permit, Order, declaration or filing with, or notice to any Governmental Authority is required by or with respect to Guarantor or Operator in connection with the execution, delivery and performance of this Agreement and the Transaction Documents by either Guarantor or Operator and the consummation of the transactions contemplated hereby and thereby by Guarantor or Operator.

(b) With respect to Parent and Merger Sub, except (1) as set forth Schedule 3.2(b) and (2) with respect to the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, to the Knowledge of Parent no consent, approval, Permit, Order, declaration or filing with, or notice to any Governmental Authority is required by or with respect to Parent or Merger Sub in connection with the execution, delivery and performance of this Agreement and the Transaction Documents by Parent or Merger Sub and the consummation of the transactions contemplated hereby and thereby by Parent or Merger Sub, it being agreed that (A) it is not contemplated hereby or thereby that Parent or Merger Sub shall be required to seek any consent, approval, Permit, Order, declaration or filing with, or notice to any Governmental Authority to own the Business or Operating Assets and (B) it is only contemplated hereby and thereby that if the Gaming Board imposes any requirement described in clause (ii)(y) of Schedule 5.1(b)(i) and, as a result of such requirement, Parent or Merger Sub fail to obtain any Closing Gaming Approvals, such failure shall not result in, or be deemed a breach of, this Section 3.2 or give rise to a breach of any covenant of Parent contained in this Agreement.

Section 3.3 Sufficiency of Funds.

(a) Parent has and will have at Closing sufficient cash on hand or other sources of immediately available funds to enable it to make payment of the Parent Purchase Price and all other amounts to be paid by Parent hereunder and to consummate the Merger and the transactions contemplated by this Agreement and the other Transaction Documents.

(b) Operator has and will have at Closing sufficient cash on hand or other sources of immediately available funds to enable it to make payment of the Operator Purchase Price and all other amounts to be paid by Operator hereunder and to consummate the transactions contemplated by this Agreement and the other Transaction Documents.

Section 3.4 Solvency. No Buyer Party is entering into the transactions contemplated by this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of the Companies. Each Buyer Party is Solvent, and, assuming the accuracy of the representations and warranties set forth in Article 2, each Buyer Party will, after giving effect to all of the transactions contemplated by this Agreement, including the payment of the aggregate Merger Consideration and all other amounts required to be paid by Buyer Parties pursuant to Article 1, the payment of all other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement and the payment of all related fees and expenses, be Solvent at, and immediately after, the Effective Time. As used in this Section 3.4, the term “Solvent” means with respect to a particular date, that on such date, (a) with respect to Parent and Merger Sub, (i) the sum of the assets, at a fair valuation, of Parent and Merger Sub (on a consolidated basis) and of each of them (on a stand-alone basis) will exceed their debts, (ii) each of Parent and Merger Sub (on a consolidated basis) and each of them (on a stand-alone basis) has not incurred and does not intend to incur, and does not believe that it will incur, debts beyond its ability to pay such debts as such debts mature, and (iii) each of Parent and Merger Sub (on a consolidated basis) and each of them (on a stand-alone basis) has sufficient capital and liquidity with which to conduct its business, and (b) with respect to Operator, (i) the sum of the assets, at a fair valuation, of Operator will exceed its debts, (ii) Operator has not incurred and does not intend to incur, and does not believe that it will incur, debts beyond its ability to pay such debts as such debts mature, and (iii) Operator has sufficient capital and liquidity with which to conduct its business. For purposes of this Section 3.4, “debt” means any liability on a claim, and “claim” means any (1) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured, and (2) any right to an equitable remedy for breach of performance if such breach gives rise to a payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

Section 3.5 Investment Intent. Except as contemplated by the Restructuring Transactions, Parent is acquiring the Shares for investment for its own account (and that of its Affiliates) and not with a view to any distribution of such shares within the meaning of Section 2(a)(11) of the Securities Act. Except as contemplated by the Restructuring Transactions, Parent is entering into this Agreement and will consummate the Merger and the other transactions contemplated hereby to acquire all of the Shares for itself (and that of its Affiliates) and not as agents or representatives for un-Affiliated any third parties.

Section 3.6 No Prior Activities. Merger Sub has not incurred nor will it incur any Liabilities, except those incurred in connection with its organization and with the negotiation and execution of this Agreement and the other Transaction Documents and the performance of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby. Except as contemplated by this Agreement and the other Transaction Documents, Merger Sub had not engaged in any business activities of any type or kind whatsoever, or entered into any agreements or arrangements with any Person, or become subject to or bound by any obligation or undertaking. All of the issued and outstanding capital stock of Merger Sub is directly or indirectly owned beneficially and of record by Parent, free and clear of all Liens (other than transfer restrictions under applicable federal and state securities or “blue sky” Laws).

Section 3.7 Gaming Approval Matters.

(a) None of Parent, Operator or their respective officers and directors has ever been denied, or had terminated, suspended or revoked or voluntarily or otherwise withdrawn an application for, a gaming license or a finding of suitability by any Governmental Authority or had any disciplinary action taken against any of their respective gaming licenses or findings of suitability in any jurisdictions, foreign or domestic. Each of Parent and Operator and each of their respective officers and directors are in good standing with the Gaming Authorities in each of the jurisdictions in which Parent, Operator or any of their respective Affiliates owns or operates gaming facilities.

(b) None of Parent, Operator or their respective officers and directors has ever been convicted in a criminal proceeding or has been named the subject of a pending criminal proceeding that constituted a felony under the Laws of any jurisdiction or a crime of violence under Louisiana Revised Statute 27:28(B)(1)(e) or would be a felony if committed in the State of Louisiana or constituted a misdemeanor involving a gaming-related offense, crime of moral turpitude, drug-related offense, crime of violence or theft by deception offense (including embezzlement and other thefts using fraud, trickery, scams, con game or illegal schemes), or involving fraud or misrepresentation (including bad checks, fraud, forgery, perjury, tax or welfare fraud and crimes involving false documentation).

(c) Parent does not have any reason to believe that all Closing Gaming Approvals necessary for Merger Sub to consummate the Transaction will not be obtained by Merger Sub in the ordinary course; provided, however, for the avoidance of doubt, (A) Parent is not seeking or requesting and, to the Knowledge of Parent, neither Parent nor Merger Sub is obligated to seek, request or obtain, any Closing Gaming Approvals necessary for Parent or Merger Sub to acquire the Business or the Operating Assets and (B) it is only contemplated hereby that if the Gaming Board imposes any requirement described in clause (ii)(y) of Schedule 5.1(b)(i) hereof and, as a result of such requirement, Parent or Merger Sub fail to obtain any Closing Gaming Approvals, such failure shall not result in, or be deemed a breach of this Section 3.7 or give rise to a breach of any covenant of Parent contained in this Agreement.

(d) Operator does not have any reason to believe that all Closing Gaming Approvals necessary for Operator to consummate the Intermediate Sale and any other transaction to which Operator is party that is contemplated in any Transaction Document will not be obtained by Operator in the ordinary course.

Section 3.8 Access to Information. Buyer Parties acknowledge that, except for the representations and warranties contained in this Agreement and the other Transaction Documents (as limited by Section 10.11), none of the Companies or any other Person makes or has made any other representation or warranty, expressed or implied, at law or in equity, with respect to the Companies, the Transaction, the Shares or any of the Companies’ respective businesses, assets, liabilities, operations, prospects, or condition (financial or otherwise), and that HoldCo disclaims any other representations or warranties, whether made by the Companies or any HoldCo Related Persons, and no HoldCo Related Person has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in this Agreement or the other Transaction Documents and subject to the limited remedies herein or therein provided. Buyer Parties further acknowledge that, except for (a) the representations and warranties expressly set forth in this Agreement and the other Transaction Documents (as limited by Section 10.11), and (b) claims arising from actual fraud, HoldCo (directly and on behalf of all HoldCo Related Persons) disclaims all liability and responsibility for any express or implied representation, warranty, projection or forecast of any kind (including, without limitation, forecasts, projections or budgets for financial performance such as revenues, expenses or EBITDA) or information made, communicated, or furnished (whether orally or in writing, in any data room relating to the Transaction, in management presentations, in memoranda, in marketing materials, in functional “breakout” discussions, in responses to questions or requests submitted by or on behalf of Buyer Parties or in any other form in consideration or investigation of the Transaction) to Buyer Parties or their respective Affiliates or Representatives (including any opinion, information, forecast, projection, budget, financial review or advice that may have been or may be provided to Buyer Parties or their Affiliates or Representatives by the Companies or any HoldCo Related Person). Buyer Parties hereby disclaim any reliance on any representations and warranties other that those expressly set forth in Article 2 and the other Transaction Documents (as limited by Section 10.11). Buyer Parties have conducted their own independent investigation of the Business. Buyer Parties and their respective Representatives have had an opportunity to discuss the business, management, operations and finances of the Companies with the Companies, and their respective Affiliates and Representatives and have had an opportunity to inspect the Assets; provided, however, that the foregoing shall not in any way diminish any Buyer Party’s ability to rely on the representations and warranties of HoldCo set forth in Article 2 and the other Transaction Documents.

Section 3.9 Exclusivity of Representations. Except for the representations and warranties contained in this Agreement and the other Transaction Documents (as limited by Section 10.11), neither any Buyer Party nor any other Person has made any other express or implied representation or warranty, at law or in equity with respect to any other information provided to the Companies or their Representatives, and Buyer Parties disclaim any other representations or warranties, whether made by Parent, Merger Sub, Guarantor, Operator or any of their respective Affiliates or Representatives (collectively, “Buyer Related Persons”), and no Buyer Related Person has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in this Agreement or the other Transaction Documents and subject to the limited remedies herein or therein provided. Except for (a) the representations and warranties expressly set forth in this Article 3 and the other Transaction Documents (as limited by Section 10.11), and (b) claims arising from actual fraud, each Buyer Party (directly and on behalf of all Buyer Related Persons) hereby disclaims all liability and responsibility for any express or implied representation, warranty, projection or forecast of any kind (including, without limitation, forecasts, projections or budgets for financial performance such as revenues, expenses or EBITDA) or information made, communicated, or furnished (whether orally or in writing, in any data room relating to the Transaction, in management presentations, in memoranda, in marketing materials, in functional “breakout” discussions, in responses to questions or requests submitted by or on behalf of HoldCo or in any other form in consideration or investigation of the Transaction) to HoldCo or its Affiliates or Representatives (including any opinion, information, forecast, projection, budget, financial review or advice that may have been or may be provided to HoldCo or its Affiliates or Representatives by any Buyer Party or any Buyer Related Person).

ARTICLE 4.

PRE-CLOSING COVENANTS

Section 4.1 Access to Information.

(a) From the date hereof until the earlier of the Closing Date or termination of this Agreement in accordance with its terms, HoldCo shall, and shall cause its Representatives to, (i) afford Buyer Parties and their respective Representatives reasonable access, during regular business hours and upon reasonable advance notice, to the Business and any Assets or interests related thereto, and (ii) furnish, or cause to be furnished, to Buyer Parties and their respective Representatives (including, without limitation, any of Buyer Parties’ lenders) any financial and operating data and other information that is available to the Companies’ Representatives with respect to the Business, in each case of clauses (i) and (ii), as shall be reasonably requested by any Buyer Party or their respective Representatives for the purpose of consummating the transactions contemplated by this Agreement and preparing to operate the Business and own the Assets following the Closing. Buyer Parties agree that such investigation shall be conducted in such a manner as not to interfere unreasonably with the operations of the Companies.

(b) Notwithstanding the foregoing, (i) all requests for access pursuant to this Section 4.1 shall be made with at least twenty-four (24) hours’ prior written notice to Paul Alanis, Barry Regula or Loren Ostrow, who shall be solely responsible for coordinating all such requests and all access permitted hereunder, (ii) any investigation of the Real Property shall be limited to visual inspections and shall not include any intrusive investigation or collection of samples of soil, groundwater, indoor air, surface water, wastewater, building materials or any other environmental media without the Companies’ prior written approval; provided, that Buyer shall, at its sole cost and expense, promptly repair any damage to the Real Property or any other property owned by a Person other than Buyer arising from or caused by any such investigation, and shall restore the Real Property and such other third party property to substantially similar condition as existed prior to such investigation, and shall indemnify, defend and hold harmless the Company and its respective Affiliates from and against any personal injury or property damage claims, Liabilities, judgments or expenses (including reasonable attorneys’ fees) incurred by any of them arising or resulting therefrom (provided, however, such indemnification and agreement to defend and hold harmless shall not apply to (a) the mere discovery a pre-existing environmental or physical condition, (b) any existing violations of law or any negligence or willful misconduct of HoldCo, its Affiliates, agents or representatives or (c) any consequential, punitive or special damages), (iii) Buyer Parties and their respective Representatives shall not contact any of the Employees, customers or vendors of the Companies, whether in person or by telephone, mail or other means of communication, in connection with the Transaction, without the specific prior authorization of Paul Alanis, Barry Regula or Loren Ostrow and (iv) in no event shall the Companies or their respective Representatives be obligated to provide (A) any access or information in violation of any Applicable Laws, (B) any information with respect to bids, the identity of any bidder, confidentiality or non-disclosure agreements, letters of intent, expressions of interest or other proposals received prior to the date hereof in connection with transactions comparable to those contemplated by this Agreement or any information or analysis relating to any such communications, (C) any information the disclosure of which would jeopardize any applicable privilege (including the attorney-client privilege) available to the Companies or their respective Affiliates relating to such information or (D) before the Closing, any information included in the Customer Database that contains sensitive information relating to the Companies’ or its Affiliates’ (including the Casino for periods prior to the Closing) pricing strategies, including data relating to the value of any benefits, rewards, gifts, coupons, or other player reinvestment incentives provided or offered by the Companies’ or its Affiliates (including the Casino for periods prior to the Closing) to the customer.

Section 4.2 Conduct of the Business.

(a) Except as set forth on Schedule 4.2, as expressly permitted or required under this Agreement or as otherwise consented to or approved in writing by Parent and Operator, during the period commencing on the date hereof and ending at the earlier of the Closing Date or termination of this Agreement in accordance with Article 6 (the “Pre-Closing Period”), the Companies shall use their commercially reasonable efforts to (i) operate (or, as applicable, shall cause the operation of) the Business only in the Ordinary Course of Business; and (ii) preserve intact (A) their business organization and preserve their relationships with employees, customers, suppliers, distributors, licensors, licensees and others having material dealings with the Business and (B) all Casualty/Condemnation Claims.

(b) In addition to Section 4.2(a) above, during the period commencing on the date hereof and ending at the earlier of the Closing Date or termination of this Agreement in accordance with its terms, except as set forth in Schedule 4.2(b) or as expressly permitted or required under this Agreement, HoldCo shall not (and shall cause the Companies not to) do any of the following, in each case with respect to the Business, without the prior written consent of Parent and Operator:

(i) except as required by Applicable Law or the terms of any Company Benefit Plan, (A) materially increase the salary or other compensation of any officer, director or Employee of the Companies, other than in the Ordinary Course of Business, (B) grant any unusual or extraordinary bonus or benefit to any Employee or director (excluding any one-time payments that are paid in full by HoldCo or OpCo prior to the Closing Date), (C) increase the coverage or benefits available under any (or create any new) severance pay, termination pay, vacation pay, company awards, salary continuation for disability, sick leave, deferred compensation, bonus or other incentive compensation, insurance, pension or other Benefit Plan or arrangement made to, for or with any of the directors, officers, Employees, agents or representatives of the Companies or otherwise modify or amend or terminate any such plan or arrangement, in each such case, if such benefit would continue after the Closing Date, or (D) except for the renewal of any employment agreement expiring prior to the Closing Date on the same terms and conditions for a term of no greater than one (1) year, enter into any employment, deferred compensation, severance, non-competition or similar agreement or arrangement with any officers, directors or Employees of the Companies (or materially amend any such agreement) to which any of the Companies is a party that will continue after the Closing Date;

(ii) make any loans, advances of capital contributions to, or investments in, any other Person;

(iii) except as required by Applicable Law, (A) make, change or revoke any material Tax election, (B) settle or compromise any material Tax Claim or Liability or enter into a settlement or compromise with respect to any Tax, (C) change (or make a request to any Governmental Authority to change) any aspect of its method of accounting for Tax purposes, (D) execute any waiver of restrictions on assessment or collection of any Tax, or (E) amend any Tax Return, or (F) take any position on any Tax Return, or take any action, in each case, that would be inconsistent with past practice, that would have the effect of increasing the Tax liability in respect of any Post-Closing Tax Period of the Companies;

(iv) incur any Lien (other than Permitted Liens or Permitted Encumbrances, as applicable) on any of the Assets (whether tangible or intangible);

(v) acquire any properties or assets or sell, assign, license, transfer, convey, lease or otherwise dispose of any of the Assets, including any Real Property and any rights to Intellectual Property, in excess of $200,000 in the aggregate, except for tangible personal property in the Ordinary Course of Business or as contemplated in the Annual Plan and the CapEx Budget; provided that, for the avoidance of doubt, neither the Real Property or any portion thereof nor any Lease shall be sold, assigned, licensed, transferred, conveyed, leased or otherwise disposed of;

(vi) other than pursuant to the Transaction Documents, enter into or agree to enter into any merger, consolidation or similar transaction with any Person, or engage in any new business, or otherwise acquire the securities of any other Person;

(vii) except with respect to the forfeiture of Restricted Preferred Shares, or withholding of Taxes with respect to Restricted Preferred Shares, in connection with a taxable event related to such Restricted Preferred Shares, issue, sell, permit any assignment or transfer of, or repurchase, redeem or otherwise acquire, any shares of the capital stock or other securities of, or interests in, any of the Companies;

(viii) fail to make or cause to be made all repairs, corrections and maintenance with respect to the Assets in the Ordinary Course of Business consistent with the Annual Plan and the CapEx Budget and/or as necessary in order to maintain the Assets in good order and in a safe condition and in substantial compliance with all Laws;

(ix) enter into commitments for capital expenditures that are not reflected in the CapEx Budget, or make any capital expenditures that are not reflected in the Annual Plan or the CapEx Budget, except that the Companies may (A) enter into commitments for or make additional capital expenditures in an amount not in excess of Two Hundred Thousand Dollars ($200,000) in the aggregate or (B) reallocate capital expenditures within the categories in the CapEx Budget so long as the amount of such reallocations do not exceed Two Hundred Thousand Dollars ($200,000) in the aggregate;

(x) make any non-de minimis alterations to the Real Property (other than repairs in the Ordinary Course of Business or as contemplated by the CapEx Budget);

(xi) exercise the purchase option under the Ground Lease;

(xii) enter into any Contract that would, if in effect on the date of this Agreement, be a Business Contract or a Lease;

(xiii) amend, cancel, supplement or waive, in each case, in any material respect, any provision of, or consent to the termination of, any Business Contract or Lease;

(xiv) modify in any material respect the insurance coverage described on Schedule 2.20;

(xv) settle, adjust or compromise any material claim for insurance proceeds relating to a casualty or for any award relating to a Taking (a “Casualty/Condemnation Claim”), provided that Parent and Operator shall not unreasonably withhold, delay or condition their consent to the same;

(xvi) materially modify or terminate any Business Contract or enter into any Contract that would have been a Business Contract if entered into prior to the date of this Agreement, in each case, except to the extent any such Contract, Permit, Company Benefit Plan or Insurance Policy is terminable by HoldCo upon no more than thirty (30) days prior written notice to the other appropriate Persons party thereto, without penalty;

(xvii) settle or compromise any pending or threatened Legal Proceeding or any Claim;

(xviii) materially change or materially modify its credit, collection or payment policies, procedures or practices, including acceleration of collections or receivables (whether or not past due) or fail to pay or delay payment of payables or other Liabilities;

(xix) amend the Charter Documents of any of the Companies;

(xx) take any action to remove customers from or otherwise modify the Customer Database, other than in the Ordinary Course of Business, including changes to customer information listed on the Customer Database and the addition of customers to the Customer Database; or

(xxi) agree to do anything prohibited by this Section 4.2.

Section 4.3 Further Actions. Subject to the terms and conditions hereof, HoldCo shall use its commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by the Transaction Documents.

Section 4.4 Acquisition Proposals; Exclusivity.

(a) During the Pre-Closing Period, HoldCo shall not, and shall cause its Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage any offer or proposal for, or any indication of interest in, a merger, business combination, recapitalization or similar transaction involving any of the Companies, individually or in the aggregate, or the acquisition of an equity or similar interest in any of the Companies, the Business or material Assets, other than the transactions with Buyer Parties contemplated by this Agreement (each, an “Acquisition Proposal”), (ii) engage in discussions or negotiations with any Person that is considering making or has made an Acquisition Proposal, (iii) provide any nonpublic information or grant a request for access to the properties, books and records of the Companies to any Person that is considering making or has made an Acquisition Proposal, or (iv) enter into any Contract with any Person that is considering making or has made an Acquisition Proposal. HoldCo shall immediately cease and cause (in the case of its Representatives) to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal and shall promptly request each such Person who has heretofore received any confidential information from any of the Companies or its Representatives in connection with any Acquisition Proposal (or any prospective Acquisition Proposal) to return or destroy all such confidential information heretofore furnished to such Person by or on behalf of any of Companies, their Representatives or any of their Affiliates.

(b) HoldCo shall notify Parent and Operator orally and in writing promptly (but in no event later than forty-eight (48) hours) after receipt by any of the Companies or any of its Representatives of any proposal or offer from any Person other than Buyer Parties that constitutes, could reasonably be expected to result in, an Acquisition Proposal, or of any modification or supplement thereto, or any request for non-public information relating to the Companies or for access to the properties or Books and Records of the Companies by any Person other than Buyer Parties. Such notice shall indicate in reasonable detail the identity of the Person making the proposal or offer, or intending to make a proposal or offer or requesting non-public information or access to the properties or Books and Records of the Companies, the material terms of any such proposal or offer, or any modification or supplement to any such proposal or offer, and copies of any written proposals or offers or amendments or supplements thereto. HoldCo shall keep Buyer Parties informed, on a current basis, of any changes in or modifications to the terms of any such proposal, offer, indication or request.

Section 4.5 Stockholder Written Consent; Letter of Transmittal.

(a) As soon as practicable following the execution and delivery of this Agreement, and in any event within forty-eight (48) hours of the date hereof, the Company shall secure and deliver to Buyer Parties evidence of the Requisite HoldCo Vote.

(b) As soon as practicable following the execution and delivery of this Agreement, and in any event within thirty (30) days of the date hereof, the Company shall secure and deliver to Buyer Parties the Written Consent. The materials submitted to the Stockholders that did not approve the Requisite HoldCo Vote, if any, in connection with the Written Consent shall include (i) information regarding HoldCo, the terms of this Agreement and the Merger, (ii) a statement to the effect that HoldCo Board determined that the Merger is advisable in accordance with Section 251(b) of the DGCL and in the best interests of the Stockholders and unanimously approved and adopted this Agreement, the Merger and the other transactions contemplated hereby, (iii) notice of the actions taken in the Requisite HoldCo Vote, including the approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby in accordance with Section 228(e) of the DGCL and the bylaws of HoldCo, (iv) notice to such Stockholders of their dissent and appraisal rights pursuant to Section 262 of the DGCL; and (v) a copy of Section 262 of Delaware Law; and such materials shall be sufficient in form and substance to start the 20-day period during which a Stockholder must demand appraisal of such Stockholder’s Shares, if applicable, as contemplated by Section 262(d)(2) of the DGCL.

(c) As soon as practicable following the execution and delivery of this Agreement, and in any event within ten (10) days of the date hereof, the Company shall instruct the Exchange Agent to mail to each Stockholder a letter of transmittal in substantially the form attached as Exhibit G (a “Letter of Transmittal”), and instructions for use in effecting the surrender of Certificates in exchange for the applicable portion of Merger Consideration pursuant to Section 1.6. The Letter of Transmittal may require each Stockholder that is not, or, in the case of a Stockholder that is a disregarded entity for U.S. federal income tax purposes, its sole beneficial owner is not, a foreign person to complete and execute a FIRPTA Statement. All materials submitted to the Stockholders in accordance with this Section 4.5 shall be subject to Buyer Parties’ advance review and reasonable approval.

Section 4.6 Public Announcements. The initial press releases of Parent and Operator with respect to the Merger and the other transactions contemplated hereby shall be substantially in the forms made available to HoldCo prior to the date hereof. Thereafter, except as may be required by Applicable Law or by obligations pursuant to any listing agreement with or rules of any securities exchange, each Party shall consult with each other Party before issuing any press release or public statement with respect to the Transaction Documents or the transactions contemplated hereby or thereby and, subject to the requirements of Applicable Law or the rules of any securities exchange, shall not issue any such press release or public statement prior to such consultation. Notwithstanding anything to the contrary herein, Parent and Operator may make any public statement in response to questions by the press, analysts, investors or those attending industry conferences or financial analysts conference calls or in connection with a financing, so long as any such statements are not inconsistent with previous press releases, public disclosures or public statements made in accordance with this Section 4.6 and do not reveal non-public information regarding the transactions contemplated by this Agreement.

Section 4.7 Notice of Developments. Each Party shall promptly notify the other Parties of (a) any fact, event, circumstance or action that it is aware of that would cause or reasonably be expected to cause the conditions set forth in Section 5.2 or Section 5.3 not to be satisfied on or prior to the Closing Date, including any such fact, event, circumstance or action that it is aware of that would cause any of such notifying Party’s representations or warranties contained in this Agreement not to be true, correct and complete, in each case, if such failure to disclose or failure to be true, correct or complete would cause the conditions set forth in Section 5.2 or Section 5.3 not to be satisfied on or prior to the Closing Date, (b) in the case that HoldCo is the notifying party, (i) any fact, event, circumstance or action that it is aware of that has had or could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (ii) any written notice or other communication from any third Person or Governmental Authority alleging that the consent of such third Person or Governmental Authority is or may be required in connection with the transactions contemplated by this Agreement or (iii) any material default under any Business Contract or event which, with notice or lapse of time or both, would become such a default on or prior to the Closing. Notwithstanding the foregoing, any notice given pursuant to this Section 4.7 shall not be deemed to alter, amend or modify the representations and warranties contained in this Agreement or affect any rights or remedies available to a Party hereunder.

Section 4.8 Governmental Approvals; Consents and Conditions.

(a) The Parties shall reasonably cooperate with each other and use their commercially reasonable efforts (i) to take, or cause to be taken, all appropriate action, and do or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate and make effective the Transaction as promptly as reasonably practicable, including obtaining all necessary consents, approvals, authorizations, qualifications or waivers from, and giving any necessary notifications to, any Person; (ii) to obtain from any Governmental Authority any consents, approvals, findings of suitability, expiration or terminations of waiting periods, Permits or Orders required (A) to be obtained or made by such party or any of its Affiliates and (B) to avoid any action or Legal Proceeding by any Governmental Authority, in connection with the authorization, execution and delivery of this Agreement and the consummation of the Transaction; and (iii) to make all necessary registrations, declarations, information request responses and filings, and thereafter make any other submissions with respect to this Agreement, as required under the Gaming Laws; provided, however, that, notwithstanding anything to the contrary set forth herein, (x) Parent shall have no obligation to take any action or refrain from taking any action as required by this Section 4.8 to the extent that, in the reasonable judgment of Parent, such action or inaction would reasonably be expected to adversely affect the qualification of Parent as a real estate investment trust under the Code, and (y) neither Parent nor Operator shall have any obligation to take any action or refrain from taking any action as required by this Section 4.8 to the extent that, in the reasonable judgment of Parent or Operator, as applicable, such action or inaction would reasonably be expected to (1) require the divestiture of the Casino or any of Parent’s or Operator’s other facilities, properties or other assets, (2) result in a breach or violation of the lease, to be dated on or about the Closing Date, between Parent and Operator, (3) impose, with respect to obtaining any Gaming Approval, any materially burdensome conditions, obligations or requirements on Parent, Merger Sub or Operator, or require either of them to undertake material new construction activity, or (4) require Parent, Operator and/or any of their respective Affiliates to take any material action that would materially reduce the economic benefit of the Transaction to Parent or Operator; provided, further, that nothing in this Agreement shall require (a) Operator to file or cause to be filed premerger notification and report forms with respect to this Agreement and the transactions contemplated herein as required under the HSR Act, or any filings required under the HSR Act, prior to five (5) Business Days following the earlier of (i) expiration or early termination of the waiting period (including any extension thereof) under the HSR Act with respect to the transactions contemplated by the Pinnacle Merger Agreement and (ii) termination of the Pinnacle Merger Agreement; it being understood, however, that in no event shall such pre-merger notification and report forms and other such filings be filed later than the date that is ten (10) days following the date of the earlier to occur of clauses (i) and (ii), (b) Parent to file or cause to be filed premerger notification or take any action under or relating to the HSR Act or (c) Parent or Merger Sub to seek, request or obtain any Gaming Approvals in connection with the operation or ownership of the Business or the Operating Assets.

(b) HoldCo shall and shall cause each Company to, give promptly such notices to third parties and use commercially reasonable efforts to obtain such third party consents and estoppel certificates as Parent and Operator may in their reasonable discretion deem necessary or desirable in connection with the transactions contemplated by this Agreement and the Transaction Documents. Parent and Operator shall cooperate with and assist HoldCo in giving such notices and obtaining such consents and estoppel certificates. At the request of any Party, each other Party shall execute and deliver such other instruments and do and perform such other acts and things as may be reasonably necessary or desirable for effecting completely the consummation of the transactions contemplated hereby. Notwithstanding the foregoing, neither Parent nor Operator shall have any obligation to give any guarantee or other consideration of any nature in connection with any such notice, consent or estoppel certificate or consent to any change in the terms of any agreement or arrangement that Parent and Operator in their sole discretion may deem materially adverse to the interests of any Company. Notwithstanding anything to the contract contained herein, the Companies shall not be required to expend any money to obtain any consent under any Contract, other than de minimis amounts or amounts for which Buyer Parties have agreed to reimburse the Companies.

(c) Operator shall, if it has not already done so, within thirty (30) days of the date hereof, file an entity application with the Louisiana Gaming Control Board in connection with the Closing Gaming Approvals. Operator shall act diligently and promptly to consult with the Louisiana Gaming Control Board and shall file such additional entity applications for approvals and shall use its commercially reasonable efforts to cause its Affiliates to file such other entity applications for findings of suitability and other approvals as required by the Louisiana Gaming Control Board in order to pursue the Closing Gaming Approvals. Operator shall keep HoldCo reasonably apprised regarding all applications for the Closing Gaming Approvals. Operator shall use its commercially reasonable efforts to schedule and attend any hearings or meetings with the Louisiana Gaming Control Board to obtain the Closing Gaming Approvals as promptly as practicable.

(d) Subject to applicable Law relating to the exchange of information (including antitrust Laws and any Gaming Laws), Buyer Parties, HoldCo and their respective Affiliates shall promptly advise each other upon receiving (i) any written communication from any Governmental Authority whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such Party to reasonably believe that there is a reasonable likelihood that such consent or approval from such Governmental Authority will not be obtained or that the receipt of any such approval will be materially delayed; (ii) any written or verbal communication from the Gaming Control Board that (x) contradicts the current understanding of the Parties that Parent shall not be required to comply with any licensing or permitting requirements or regulations normally applicable to operators; and (y) instead suggests or affirms that Parent, by its technical ownership of the applicable licenses and permits that will be subsequently and immediately transferred to Operator, is required to obtain such licenses and permits normally applicable only to operators; or (iii) any written communication from any Governmental Authority or any other Person (x) challenging or seeking damages in connection with the Closing or any other transaction governed by this Agreement or (y) seeking to restrain or prohibit the consummation of the Closing.

(e) Buyer Parties, on the one hand, and the Companies, on the other hand shall promptly notify the other in writing of any pending or, to the Knowledge of Buyer Parties or HoldCo (as the case may be), threatened Legal Proceeding or investigation by any Governmental Authority or any other Person (i) challenging or seeking material damages in connection with the Transaction or (ii) seeking to restrain, prohibit or limit the consummation of the Transaction.

(f) HoldCo shall use commercially reasonable efforts to obtain the Drainage Servitude Termination, the Executed Fourth Amendment and the Executed Notice of Ground Lease.

(g) The Companies shall make the filings and submissions necessary to cause the renewal of the Riverboat Gaming Vessel Certificate of Compliance issued by the Gaming Board on May 14, 2018 (Certificate No. LGCB-4676-18) by June 30, 2019, at such time or times in advance of June 30, 2019 as are consistent with past practice and are reasonably expected to cause such renewal prior to June 30, 2019.

Section 4.9 Financial Statement Cooperation.

(a) As soon as reasonably practicable after such interim financial statements and reports become available, but in no event more than twenty (20) calendar days after the end of each month, HoldCo shall provide Buyer Parties with (i) the unaudited interim financial statements of HoldCo for each month completed during the Pre-Closing Period that are prepared in the Ordinary Course of Business, and (ii) operating or management reports (such reports to be in the form prepared in the Ordinary Course of Business) of the Business for such month.

(b) HoldCo shall (i) retain an independent public accounting firm selected by HoldCo, at Buyer Parties’ expense, to provide to Buyer Parties financial statements of HoldCo in compliance with Regulation S-X under the Securities Act of 1933, as amended (“Regulation S-X”), as and when needed to satisfy any Buyer Party’s reporting obligations on Form 8-K of the SEC (or any amendments thereto) in connection with the transactions contemplated hereby or in connection with a public registered debt or equity securities offering by such Buyer Party prior to Closing, including audited, interim and pro forma statements as may be required in accordance with Regulation S-X; and (ii) use its best efforts to cause such auditors to consent to the inclusion of such financial statements in any Buyer Party’s filings on Form 8-K (or any amendments thereto) or in connection with any such offering, including by providing such auditors with a reasonable and customary representation letter in connection therewith; provided, that such an audit shall not unreasonably interfere with the operations of the Companies. HoldCo shall facilitate any such audit at the reasonable request of any Buyer Party, including by providing such independent accounting firm with reasonable access to the books, records and employees of the Companies reasonably required to conduct such audit and reasonable assistance in completing such audit. Buyer Parties will promptly reimburse HoldCo for any expenses incurred in connection with its performance under this clause (b).

(c) Upon the request of any Buyer Party, HoldCo shall provide to such Buyer Party interim financial statements and other financial information of the Companies to the extent required for such Buyer Party to comply with SEC reporting obligations in connection with a public registered offering of debt or equity securities by such Buyer Party prior to Closing, but only to the extent such financial statements or financial information are reasonably requested by such Buyer Party in a timely manner and are otherwise prepared in the Ordinary Course of Business.

(d) It is understood and agreed that (i) completing the financial statements and conducting an audit described in clause (b) above is not a condition to the parties’ obligations to complete the Closing and the Closing shall not be delayed pending the commencement or completion of such an audit, (ii) the provision of such financial information or the completion of the Companies’ financial statements in clause (c) above is not a condition to the parties’ obligations to complete the Closing and the Closing shall not be delayed pending delivery of the Companies’ financial statements or such financial information and (iii) the provision of the financial information, the financial statements and/or the findings of the audit referred to in clauses (b) and (c) above shall not be permitted to be used as evidence of a breach of the representations and warranties set forth in Section 2.8 or form the basis of a claim for indemnification pursuant to Article VII.

Section 4.10 Confidentiality. Unless otherwise agreed to in writing by HoldCo, on the one hand, or Parent and Operator, on the other hand, each such Party, on behalf of itself and its Representatives, agrees (a) except as required by Law, to keep confidential and not to disclose or reveal any Confidential Information of the other Party to any Person (other than to the disclosing Party’s Representatives), and (b) not to use Confidential Information of the other Party for any purpose other than in connection with its performance of its obligations hereunder and the consummation of the Transaction. In the event that either such Party or its Representatives are requested pursuant to, or required by, Law or legal process to disclose any Confidential Information of the other Party such disclosing Party agrees that, to the extent permitted by Law or legal process, it will provide the other Party with prompt notice of such request or requirement in order to enable such other Party, at its expense, to seek an appropriate protective order or other remedy (and if such other Party seeks such an order, the disclosing Party will provide such cooperation as such other Party shall reasonably request) or to consult with such other Party with respect to taking steps to resist or narrow the scope of such request or legal process.

Section 4.11 Supplement to Disclosure Schedules. Prior to Closing, HoldCo shall supplement or amend Schedule 2.13(a) (Business Contracts), Schedule 2.9(e) (Intellectual Property Agreements), Schedule 2.11(a) (Permits), Schedule 2.16(a) (Employees), Schedule 2.17(a) (Company Benefit Plans), Schedule 2.20 (Insurance Policies) and Schedule 2.21 (Transactions with Certain Persons) (each, a “Schedule Supplement”), with respect to any Contract, Permit, Company Benefit Plan or Insurance Policy required to be disclosed thereon, in each case, that was first entered into or obtained after the date hereof in compliance with this Agreement. Any matter disclosed in a Schedule Supplement shall be deemed to qualify only that representation and warranty to which such matter specifically pertains; provided, however, that any Schedule Supplement shall not and shall not be deemed to supplement or amend the applicable representation or warranty of the Companies as of the date hereof for the purposes of determining whether any party is entitled to the rights and remedies set forth in Article 7.

Section 4.12 Title Policy. The Companies shall, at no material out of pocket expense to the Companies, reasonably cooperate with Parent’s efforts to obtain a new owner’s policy of title insurance in the form of Exhibit J covering each of (i) the Owned Real Property, reflecting the Parent’s (or its subsidiary’s) fee simple title to the Owned Real Property and (ii) the Leased Real Property reflecting the Parent’s (or its subsidiary’s) leasehold interest in the Leased Premises (as defined in the Ground Lease) (including, without limitation, the lessee’s interest in the option described in Section 2.7(f) hereof) in such amount as Buyer Parties shall require and subject only to the Title Policy Permitted Encumbrances, with such endorsements as Parent shall reasonably require, including, without limitation, the endorsements set forth on the new owner’s policy of title insurance in the form of Exhibit J, together with such co-insurance or re-insurance as Parent shall reasonably require (the “New Title Policy”). In furtherance of the foregoing, at Parent’s option and at its sole cost and expense, Parent may obtain updated and recertified versions of the most recent ALTA surveys for the Owned Real Property or current, certified ALTA surveys with respect to the Owned Real Property, and the Companies shall reasonably cooperate with Parent in connection with the foregoing. For the avoidance of doubt, all costs and expenses of obtaining the New Title Policy shall be borne by Parent.

Section 4.13 Termination of Affiliate Contracts. Except as set forth on Schedule 4.13, HoldCo shall and shall cause the Companies and their respective Affiliates to terminate the Affiliate Contracts effective as of the Closing Date (the “Termination of Affiliate Contracts”). The Termination of Affiliate Contracts (including, for the avoidance of doubt, the termination of any Affiliate Contracts that terminate or expire automatically at Closing in accordance with their terms) shall be without Liability or loss to the Companies, including as to Liabilities or losses remaining under any Affiliate Contracts.

Section 4.14 Awards and Proceeds. If neither Parent nor Operator elects to, and neither is entitled to, terminate this Agreement following any notice of any Casualty/Condemnation Claim, then this Agreement shall remain in full force and effect and the transactions contemplated herein shall be effected with no further adjustments, except as set forth in the succeeding sentence. At the Closing, HoldCo shall retain all right, title and interest in and to any awards, payments or insurance proceeds available to any of the Companies or in which any of the Companies has an interest for the damage to, or diminution in value of, the Companies, the Business, and/or the Real Property that is the subject of the Casualty/Condemnation Claim, as the case may be, and that has been or may thereafter be made for any such Casualty/Condemnation Claim, to the extent such awards, payments or proceeds shall not have theretofore been used for restoration of the Business, and/or the Real Property. Additionally, at the Closing, Operator shall be credited, in the form of a reduction to the Purchase Price, in the amount of any deductibles due under any applicable insurance policies with respect to such Casualty/Condemnation Claim, except to the extent such deductibles due are included in the calculation of Closing Net Working Capital. Furthermore, Stockholder Representative shall reasonably cooperate with Buyer Parties in the adjustment and settlement of any insurance claim. The provisions of this Section 4.14 shall survive the Closing.

Section 4.15 R&W Insurance Policy. The Buyer Parties shall use commercially reasonable efforts to cause the R&W Insurance Policy to be bound prior to the Closing, including by paying the R&W Insurance Cost when due and payable. Prior to the Closing, the Companies agree to cooperate with the Buyer Parties and provide such assistance as the Buyer Parties may reasonably request related to obtaining the R&W Insurance Policy.

ARTICLE 5.

CONDITIONS TO CLOSING

Section 5.1 Conditions Precedent to Obligations of Both HoldCo and Buyer Parties. The obligations of both HoldCo, on the one hand, and Buyer Parties, on the other hand, to consummate the Merger and related transactions contemplated by the Transaction Documents shall be subject to the satisfaction (or waiver by each such Party) at the Closing of each of the following conditions:

(a) No Law or Order shall have been enacted, promulgated or enforced (whether temporarily, preliminarily or permanently) that expressly prohibits the consummation of the Merger or the other transactions contemplated by this Agreement.

(b) All authorizations, consents, orders and approvals of:

(i) all Governmental Authorities set forth on Schedule 5.1(b)(i) shall have been received; and

(ii) all third party consents set forth in Schedule 5.1(b)(ii) shall have been received;

and shall, in each case, be in form and substance reasonably satisfactory to Parent, Operator and HoldCo, as applicable.

(c) The waiting period (including any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated.

Section 5.2 Conditions Precedent to Obligations of Buyer Parties. The obligation of Buyer Parties to consummate the Merger and the transactions contemplated by the Transaction Documents is subject to the satisfaction (or waiver by Buyer Parties) at or prior to the Closing of each of the following conditions:

(a) (i) the representations and warranties of the Companies contained in Section 2.1 (Organization and Standing), Section 2.2 (Legal Power), Section 2.4(a), (c) and (d) (Capitalization), Section 2.7 (Real Property), Section 2.8(c) (Financial Statements; Liabilities), and Section 2.11 (Permits), shall be true and correct in all material respects both as of the date hereof and as of the Closing Date (or, if modified by materiality or a similar qualifier, true and correct in all respects), with the same force and effect as though such representations and warranties had been made at and as of the Closing (except that those representations and warranties that address matters only as of a particular date need only be true and correct in all material respects as of such date or, if modified by “materiality,” “material adverse effect” or a similar qualifier, true and correct in all respects as of such date); and

(ii) all other representations and warranties of the Companies set forth in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality,” “material adverse effect” or a similar qualifier) in all respects both as of the date hereof and as of the Closing Date, as if made at and as of the Closing (except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date), except where the failure of such representations and warranties to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) HoldCo shall have performed in all material respects (or shall have caused the performance in all material respects of) all covenants, obligations and agreements contained in the Transaction Documents and required to be performed or complied with by it or its Subsidiaries prior to or at the Closing.

(c) From the date hereof through the Closing Date, no Material Adverse Effect shall have occurred.

(d) HoldCo shall have delivered to Buyer Parties the items required to be delivered by or on behalf of the Companies pursuant to Section 1.14(e), Section 1.17(a) and Section 1.19(a).

(e) HoldCo shall have delivered to Buyer Parties a certificate, dated as of the Closing Date, signed by an executive officer of HoldCo, in the form attached hereto as Exhibit K, confirming the satisfaction of the conditions contained in paragraphs (a), (b), (c) and (d).

(f) Title Insurer shall be committed to issue to Parent the New Title Policy so long as Parent and its affiliates have complied with all of Title Insurer’s requirements and conditions to its issuance imposed on Parent and its affiliates, as applicable, by the Title Insurer; provided, however, that if Parent or any of its affiliates fail to comply with all such requirements and conditions resulting in Title Insurer’s failure to issue such commitment, such Title Insurer’s commitment to issue the New Title Policy shall not be a condition precedent to the Buyer Parties’ obligations under this Agreement.

(g) An estoppel certificate shall have been delivered to Buyer Parties with respect to the Ground Lease from the lessor thereunder, in the respective form of Exhibit L attached hereto or another form reasonably acceptable to Buyer Parties, in any such case, which estoppel certificate states, among other things, that (i) the Ground Lease is in full force and effect, (ii) there are no uncured defaults under the Ground Lease, (iii) the date through which rent or any other applicable payments under the Ground Lease has been paid, (iv) the lessor under the Ground Lease consents to the subletting of all of the space demised under the Ground Lease by HoldCo or an Affiliate of Parent to Operator, (v) all of the conditions to lessor’s consent set forth in Section 20 of the Ground Lease have been, or are deemed to be, satisfied and (vi) the lessor under the Ground Lease disclaims any claim to profit sharing set forth in subsection (i) of the second-to-last sentence of Section 20(A) of the Ground Lease.

(h) The R&W Insurance Policy shall be bound and the R&W Insurance Policy shall be in the form substantially attached hereto as Exhibit M.

(i) The D&O Tail shall be bound, and the full premium therefor shall have been paid as required by Section 8.3.

(j) At the Closing, OpCo shall have at least the minimum amount of cash and cash equivalents on hand at the Casino required by applicable Gaming Laws.

(k) At the Closing, (i) no Shares with respect to which the holder has not, prior to the Closing, properly exercised appraisal rights of such Shares in accordance with Section 262 of the DGCL, shall have the right under the DGCL to become Dissenting Shares and (ii) each Stockholder that executed the Written Consent shall have returned an executed Letter of Transmittal with respect to all Shares held by such Stockholder.

(l) On or before the earlier to occur of (x) the Closing and (y) December 1, 2018, HoldCo shall have delivered to Buyer Parties the Executed Fourth Amendment and the Executed Notice of Ground Lease.

(m) HoldCo shall have delivered to Buyer Parties the Drainage Servitude Termination.

Section 5.3 Conditions Precedent to the Obligations of HoldCo. The obligation of HoldCo to consummate the transactions contemplated by this Agreement is subject to the satisfaction (or waiver by HoldCo) at or prior to the Closing of each of the following conditions:

(a) (i) The representations and warranties of Buyer Parties contained in Section 3.1 (Organization and Authority), Section 3.3 (Sufficiency of Funds), Section 3.4 (Solvency), and Section 3.7 (Gaming Approval Matters) shall be true and correct in all material respects at and as of the Closing (or, if modified by materiality or a similar qualifier, true and correct in all respects), with the same force and effect as though such representations and warranties had been made at and as of the Closing (except that those representations and warranties that address matters only as of a particular date need only be true and correct in all material respects as of such date or, if modified by materiality or a similar qualifier, true and correct in all respects) and (ii) all other representations and warranties of Buyer Parties set forth in this Agreement shall be true and correct both as of the date hereof and as of the Closing Date, as if made at and as of the Closing (except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date), except where the failure of such representations and warranties to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Buyer Parties’ ability to consummate the transactions contemplated hereby.

(b) Buyer Parties shall have performed in all material respects (or shall have caused the performance in all material respects of) all covenants, obligations and agreements contained in this Agreement required to be performed or complied with by any of them prior to or at the Closing.

(c) Parent and Operator shall each have delivered to HoldCo a certificate dated as of the Closing Date signed by an appropriate officer of Parent or Operator, as applicable, confirming, with respect to such Party, the satisfaction of the conditions contained in Section 5.3(a) and Section 5.3(b).

(d) Parent and/or Operator, as applicable, shall have delivered to HoldCo or Stockholder Representative, as applicable, the items required to be delivered by Buyer Parties pursuant to Section 1.17(c), Section 1.17(d) and Section 1.19(b).

ARTICLE 6.

TERMINATION

Section 6.1 Termination. Notwithstanding anything to the contrary contained in this Agreement, this Agreement may be terminated and the transactions contemplated by the Transaction Documents may be abandoned at any time prior to the Closing:

(a) by mutual written consent of HoldCo and Buyer Parties;

(b) by either HoldCo or Buyer Parties, if the Closing does not occur prior to the Outside Date; provided, however, that the right to terminate this Agreement under this Section 6.1(b) shall not be available to either HoldCo or Buyer Parties if such Party’s failure to fulfill any obligation of such Party (treating the Buyer Parties as one Party) under this Agreement has been the primary cause of the failure of the Closing to occur prior to the Outside Date; provided, further, that in the event of a Parent Conditions Event, then (A) Buyer Parties shall only be permitted to terminate this Agreement with respect to Parent, and (B) in the event of such termination only with respect to Parent, HoldCo and Operator shall take the actions described in Section 6.5;

(c) [Intentionally omitted];

(d) by Buyer Parties, if:

(i) no Buyer Party is then in material breach of any provision of this Agreement and there has been a breach of, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by or on behalf of any of the Companies pursuant to this Agreement, such that the conditions specified in Section 5.2(a) or Section 5.2(b) would not be satisfied at Closing, in each case which shall not have been cured to the reasonable satisfaction of Buyer Parties within 30 Business Days following notice of the same to HoldCo; or

(ii) it becomes impossible (without the possibility of a cure) for any of the conditions set forth in Section 5.1 or Section 5.2 (other than those conditions set forth in Section 5.2(a) and Section 5.2(b)) to be satisfied by the Outside Date, unless such failure shall be due to the failure of any Buyer Party to perform or comply (or to cause the performance or compliance) with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing; provided, that if such impossibility primarily relates to a Parent Conditions Event, then (A) Buyer Parties shall only be permitted to terminate this Agreement with respect to Parent and (B) in the event of such termination only with respect to Parent, HoldCo and Operator shall take the actions described in Section 6.5;

(e) by HoldCo, if:

(i) none of the Companies is then in material breach of any provision of this Agreement and there has been a breach of, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by any Buyer Party pursuant to this Agreement, such that the conditions specified in Section 5.3(a) or Section 5.3(b) would not be satisfied at Closing, in each case which shall not have been cured to the reasonable satisfaction of HoldCo within 30 Business Days following notice of the same to Buyer Parties; or

(ii) it becomes impossible (without the possibility of a cure) for any of the conditions set forth in Section 5.1 or Section 5.3 (other than those conditions set forth in Section 5.3(a) and Section 5.3(b)) to be satisfied by the Outside Date, unless such failure shall be due to the failure of HoldCo to perform or comply (or to cause the performance or compliance) with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing; provided, however, that if such impossibility primarily relates to a Parent Conditions Event, then (A) HoldCo may elect to terminate this Agreement only with respect to Parent and (B) in the event of such termination only with respect to Parent, HoldCo and Operator shall take the actions described in Section 6.5;

(f) by either HoldCo or Buyer Parties, (i) if any Buyer Party shall formally and finally withdraw any of its respective applications for the Closing Gaming Approvals, or (ii) if any Gaming Authority shall have made a final and non-appealable determination, including issuing any Order, that it will not issue the Closing Gaming Approvals on or prior to the applicable Outside Date or advised any Buyer Party or its respective Affiliates to withdraw any application for any Closing Gaming Approval for the continuation of the Business as presently conducted following the consummation of the Merger (and has not advised such Person to re-submit such application with modifications thereto); provided, however, that no Party may terminate this Agreement pursuant to this Section 6.1(f)(ii) in the event that such Party or its Affiliates have failed to fulfill any obligation of such Party under this Agreement or the other Transaction Documents or have breached any representation, warranty, covenant or other agreement of such Party set forth in this Agreement or the other Transaction Documents and such failure or breach was the primary reason the Gaming Authority made such determination not to issue the Closing Gaming Approvals; provided, further, that if the actions described in clauses (i) or (ii) of this Section 6.1(f) primarily relate to a Parent Conditions Event, then (A) Buyer Parties may only terminate this Agreement with respect to Parent and (B) in the event of such termination only with respect to Parent, HoldCo and Operator shall take the actions described in Section 6.5;

(g) by Buyer Parties, if, after the date hereof, the Property is the subject of a Major Casualty/Condemnation; or

(h) by Buyer Parties, if HoldCo has not obtained evidence of the Requisite HoldCo Vote within forty-eight (48) hours of the date of this Agreement as required by Section 4.5(a).

Section 6.2 Notice. In the event of a termination of this Agreement by HoldCo, Parent or Operator pursuant to this Section 6.1, written notice thereof shall be given promptly to the other Parties. If the transactions contemplated by the Transaction Documents are terminated as provided herein, Parent, Operator and HoldCo shall each return to the other all documents and other material received from the delivering Party relating to the transactions contemplated by the Transaction Documents.

Section 6.3 Effect of Termination. Other than as set forth in Section 6.5, if this Agreement is terminated and the transactions contemplated by the Transaction Documents are abandoned as described in Section 6.1, this Agreement shall become null and void, and there shall be no liability or obligation on the part of the Parties, except with respect to Section 4.6 (Public Announcements); Section 4.10 (Confidentiality), this Section 6.3 (Effect of Termination), Section 6.4 (Payment upon Termination) and Article 10 (Miscellaneous); provided, however, that except as set forth in Section 6.4(b), nothing in this Section 6.3 relieves any Party of any liability for fraud or any Willful Breach of any covenant or agreement contained herein occurring prior to termination, in which case the aggrieved Party shall be entitled to all rights and remedies available at law or in equity; provided, further, however, that notwithstanding anything contained in this Section 6.3 or otherwise in this Agreement to the contrary, any potential liability against a Party in accordance with this Section 6.3, other than any liability for fraud or any Willful Breach, shall specifically exclude the right of the aggrieved Party to claim expectation, consequential, liquidated or similar damages. “Willful Breach” means an intentional and willful material breach, or an intentional and willful material failure to perform, in each case that is the consequence of an act or omission by a Party with the Knowledge that the taking of, or failure to take, such act would, or would reasonably be expected to, cause a material breach of this Agreement.

Section 6.4 Payment upon Termination.

(a) In the event that this Agreement is terminated with respect to all parties pursuant to Section 6.1(b), Section 6.1(e)(ii) or Section 6.1(f) and, in each case, any of the conditions set forth in Section 5.1(a) (if the applicable Law or Order relates to the Closing Gaming Approvals, or antitrust Laws), Section 5.1(b)(i) (with respect to the Closing Gaming Approvals) or Section 5.1(c) shall not have been satisfied and all of the conditions set forth in Section 5.2 have been satisfied as of the date of such termination (or were capable of being satisfied as of the Closing Date, if it had occurred), then in any such case, within three (3) Business Days after termination of this Agreement, Operator shall pay to HoldCo the Termination Fee by wire transfer of immediately available funds to an account designated by HoldCo.

(b) If this Agreement is terminated with respect to all parties pursuant to Section 6.1(b), Section 6.1(e)(ii) or Section 6.1(f) and the Termination Fee is paid to HoldCo in accordance with Section 6.4(a) above, then the Termination Fee shall be the sole and exclusive remedy of the Companies, and any Affiliates, officers, directors, employees or Representatives of any of the Companies, against any Buyer Party or any of their Representatives or Affiliates for, and in no event will any of the Companies seek to recover any other money damages or seek any other remedy based on a claim in Law or equity with respect to, and the Companies shall be deemed to have waived all other remedies (including equitable remedies) with respect to, (i) any loss suffered as a result of the failure of the Merger to be consummated, (ii) the termination of this Agreement, (iii) any liabilities or obligations arising under this Agreement, or (iv) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement, and upon the payment to HoldCo of the Termination Fee (but only to the extent such amount is payable) no Buyer Party nor any of their respective Representatives or Affiliates shall have any further liability or obligation to the

Companies relating to or arising out of this Agreement or the transactions contemplated hereby; provided that if Buyer Parties fail to pay the Termination Fee and HoldCo commences a suit against Buyer Parties for the Termination Fee or any portion thereof and prevails in such suit, then Buyer Parties shall pay HoldCo its costs and expenses (including reasonable attorney’s fees and disbursements) in connection with such suit, together with interest on the Termination Fee at the “prime rate” as published in The Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made through the date of payment (calculated daily on the basis of a year of 365 days and the actual number of days elapsed, without compounding).

(c) The Parties acknowledge and agree that (i) it would be impractical and extremely difficult to fix the actual damages that the Companies might suffer in the event of termination of this Agreement pursuant to Section 6.1(b), Section 6.1(e)(ii) or Section 6.1(f) and that the amount of liquidated damages provided for in Section 6.4(a) is a fair and reasonable estimate of such damages and (ii) in no event will any Buyer Party be required to pay the Termination Fee on more than one occasion, nor shall any Buyer Party be required to pay the Termination Fee if the Termination Fee was paid by any other Party to this Agreement.

Section 6.5 Alternative Structure Upon a Parent Conditions Event.

(a) In the event of a termination of this Agreement solely with respect to Parent pursuant to Section 6.1(b), Section 6.1(d)(ii), Section 6.1(e)(ii) or Section 6.1(f), HoldCo and Operator shall amend this Agreement as appropriate to (a) make Guarantor the “Parent” entity (“New Parent”) and make “Merger Sub” a wholly owned subsidiary of Guarantor, (b) have New Parent agree to perform all obligations of Buyer Parties under this Agreement (including, for the avoidance of doubt, payment of the Closing Merger Consideration), (c) eliminate references to the Restructuring Transactions, (d) eliminate any limitations on actions that Parent is or is not required, as applicable, to take under this Agreement related to Parent’s qualification as a real estate investment trust under the Code or the matters described in clause (ii)(y) of Schedule 5.1(b)(i) and (e) make other changes consistent with the foregoing.

(b) If this Agreement is terminated solely with respect to Parent pursuant to Section 6.1(b), Section 6.1(d)(ii), Section 6.1(e)(ii) or Section 6.1(f), then such termination shall be the sole and exclusive remedy of the Companies, and any Affiliates, officers, directors, Stockholders, employees or Representatives of any of the Companies, (x) against Parent or any of its Representatives or Affiliates for, and (y) in no event will any of the Companies seek to recover from Parent, directly or indirectly, and will not assist or encourage, directly or indirectly any other Person in seeking to recover from Parent, any money damages or seek any other remedy against Parent based on a claim in Law or equity with respect to, and (z) the Companies shall be deemed to have waived all other remedies against Parent (including, for the avoidance of doubt, equitable remedies and the Termination Fee or any portion thereof) with respect to, (i) any loss suffered as a result of the failure of the Merger to be consummated, (ii) the termination of this Agreement with respect to Parent, (iii) any liabilities or obligations of Parent arising under this Agreement, or (iv) any claims or actions arising out of or relating to any breach, termination with respect to Parent or failure of or under this Agreement, and neither Parent nor any of its Stockholders, Representatives or Affiliates shall have any further liability or obligation to the Companies or any Affiliates, officers, directors, Stockholders, employees or Representatives of any of the Companies relating to or arising out of this Agreement or the transactions contemplated hereby. Except as described in the foregoing, such amendment shall not otherwise modify any other terms of this Agreement.

ARTICLE 7.

INDEMNIFICATION

Section 7.1 Survival. The Fundamental Representations shall survive the Closing for six (6) years following the Closing Date, the other representations and warranties contained in this Agreement and the Transaction Documents shall survive the Closing for three (3) years following the Closing Date, and the covenants and agreements of the Parties contained in this Agreement shall survive for the maximum period allowed by Applicable Law (such period, as applicable, the “Survival Period”). Notwithstanding the preceding sentence, any Claim in respect of which indemnity may be sought under this Agreement shall survive after the applicable Survival Period if notice of such Claim shall have been given to the Party against whom such indemnity may be sought prior to the end of the applicable Survival Period in accordance with this Article 7.

Section 7.2 Indemnification by the Stockholders. After the Closing, the Stockholders shall, severally and not jointly (in accordance with their Applicable Indemnification Percentages), indemnify and hold harmless each Buyer Party and their respective Representatives (collectively, the “Buyer Indemnified Parties”) for, and will pay and reimburse to the Buyer Indemnified Parties the amount of, any Liability, Claim, damage, loss, cost, expense (including, except as provided in Article 9, costs of investigation and defense and reasonable attorneys’ fees) and charge, whether or not involving a third-party claim (collectively, “Damages”) arising out of, resulting from or in connection with:

(a) (i) any breach of or inaccuracy in any representation or warranty made by the Companies in any Transaction Document that is within the scope of coverage under the R&W Policy; and (ii) any breach of or inaccuracy in any representation or warranty made by the Companies in any Transaction Document that is not within the scope of coverage under the R&W Policy;

(b) any breach by the Companies of any covenant, obligation or other agreement contained in this Agreement or in any Transaction Document;

(c) any Claim made by any Stockholder relating to such Person’s rights with respect to the Merger Consideration or Damages resulting from errors in the calculations and determinations set forth on the Consideration Spreadsheet;

(d) any amounts paid to the holders of Dissenting Shares, including any interest required to be paid thereon, that are in excess of what such holders would have received hereunder had such holders not been holders of Dissenting Shares;

(e) any Transaction Expenses (1) incurred by the Companies prior to the Effective Time, or (2) resulting from the terms of any Contract to which any of the Companies are a party, in each case at, upon or prior to the Effective Time (in the case of this Section 7.2(e)(1) and (2), to the extent not paid or satisfied by or on behalf of the Companies at or prior to the Closing, including pursuant to Section 1.14(c)(ii));

(f) any Closing Liens that have not been extinguished prior to the Effective Time (to the extent not extinguished or satisfied by or on behalf of the Companies at or prior to the Closing, pursuant to Section 1.19(a)(v));

(g) any Indebtedness incurred by the Companies prior to the Effective Time (to the extent not paid by or on behalf of the Companies at or prior to the Closing, including pursuant to Section 1.14(c)(i));

(h) any Pre-Closing Taxes due;

(i) any breach of the Margaritaville Agreement;

(j) the Sales and Use Tax Proceeding;

(k) the PCIGA Dispute;

(l) any Liabilities of HoldCo or Intermediate; and

(m) any fraud or intentional misrepresentation on the part of any of the Companies or its or their respective Affiliates or Representatives.

Section 7.3 Indemnification by Buyer Parties. After the Closing:

(a) Parent shall indemnify and hold harmless the Stockholders and their Representatives (collectively, the “Company Indemnified Parties”) for, and will pay and reimburse to the Company Indemnified Parties the amount of, any Damages arising out of, resulting from or in connection with (i) any breach of any representation or warranty made by Parent in any Transaction Document, (ii) any breach by Parent of any covenant or obligation of Parent in any Transaction Document, or (iii) fraud or intentional misrepresentation on the part of Parent.

(b) Operator shall indemnify and hold harmless the Company Indemnified Parties for, and will pay and reimburse to the Company Indemnified Parties the amount of, any Damages arising out of, resulting from or in connection with (i) any breach of any representation or warranty made by Operator in any Transaction Document, (ii) any breach by Operator of any covenant or obligation of Operator in any Transaction Document, (iii) the Restructuring Transactions (other than Damages arising out of, resulting from or in connection with any breach of any representation or warranty made by any of the Companies or Stockholder Representative in any Transaction Document) or (iv) fraud or intentional misrepresentation on the part of Operator.

Section 7.4 Limitations on Liability. Notwithstanding anything herein to the contrary:

(a) The Stockholders shall not be liable under Section 7.2(a) (other than with respect to a breach of any Fundamental Representations) unless and until the Damages incurred by one or more of the Buyer Indemnified Parties in the aggregate have exceeded One Million Four Hundred Thirty Two Thousand Dollars ($1,432,000.00) (the “Deductible”), in which event the Stockholders shall be liable for only the amount of Damages that exceed the Deductible. The aggregate amount of all Damages for which the Stockholders shall be liable pursuant to (i) Section 7.2 (other than Section 7.2(j)) shall not exceed the Indemnification Escrow Amount, except in the case of fraud and (ii) Section 7.2(j) shall not exceed the sum of the Sales and Use Tax Proceeding Indemnification Escrow Amount plus the Indemnification Escrow Amount. The aggregate amount of all Damages for which each Stockholder shall be liable pursuant to Section 7.2 in the case of fraud shall be limited to the portion of the Merger Consideration received by such Stockholder.

(b) Neither Parent nor Operator shall be liable under Section 7.3(a) or (b), as applicable, unless and until the Damages incurred by one or more of the Company Indemnified Parties in the aggregate have exceeded an amount equal to One Million Eight Hundred Fifty Thousand Dollars ($1,850,000.00) (the “Buyer Deductible”), in which event Parent or Operator, as applicable, shall be required to pay or be liable for only the amount of Damages that exceed the Buyer Deductible. The aggregate amount of all Damages for which Parent and Operator shall be liable pursuant to Section 7.3 shall be limited to One Million Eight Hundred Fifty Thousand Dollars ($1,850,000.00).

(c) The Stockholders shall have no obligation under this Article 7 to indemnify any Buyer Indemnified Party with respect to (i) any Damage that is a Liability to the extent reflected in the final calculation of the Closing Net Working Capital, (ii) any Damage to the extent such Damage does not exceed the amount of any reserves for such Damage as reflected in the final calculation of Closing Net Working Capital, (iii) any matter that was the subject of a dispute that was resolved pursuant to the terms of Section 1.17, (iv) any Liability that results from, or would not have arisen but for, the Restructuring Transactions (other than Liabilities arising out of, resulting from or in connection with any breach of any representation or warranty made by any of the Companies or Stockholder Representative in any Transaction Document) and (v) any Taxes that accrue or are attributable to the ownership of the Companies and the operation of the Business, on the Closing Date (determined in accordance with the methodology for allocating Taxes with respect to Straddle Periods).

(d) In calculating the amount of any Damages payable to a Buyer Indemnified Party hereunder, (x) the amount of the Damages (i) shall not be duplicative of any other Damages for which an indemnification claim has been made, and (ii) shall be reduced by any amounts actually recovered by such Buyer Indemnified Party or its Affiliates under any insurance policy with respect to such Damages, net of costs related to receiving such insurance payment, and (y) any inaccuracy in or breach of any representation or warranty and the calculation of Damages shall be determined without regard to any materiality,

Material Adverse Effect or other similar qualification contained in or otherwise applicable to such representation or warranty. If the Stockholders pay a Buyer Indemnified Party for a claim (including through a disbursement from the Escrow Accounts) and subsequently insurance proceeds in respect of such claim are collected by the Buyer Indemnified Parties, then the Buyer Indemnified Party shall promptly remit the insurance proceeds up to the amount paid by the Stockholders in respect of such claim to Stockholder Representative.

(e) Notwithstanding anything herein to the contrary, Damages shall not include any punitive or special damages of any kind (except to the extent that such damages are actually awarded to or otherwise part of a settlement with a third party in connection with a Third-Party Claim).

(f) In no event shall the Stockholders have any obligation to indemnify or hold harmless any Buyer Indemnified Parties for any Damages to the extent any such Damages arise solely from or relate solely to a change in use or zoning of the Real Property after the Closing Date, except if and to the extent HoldCo had Knowledge of such change before the Closing Date.

(g) All claims for Damages made by any Buyer Indemnified Party under Section 7.2 (other than claims made by any Buyer Indemnified Party under Section 7.2(j)) shall be satisfied solely out of funds available in the Indemnification Escrow Account, subject to the terms of this Agreement and the Escrow Agreement, except in the case of fraud, in which case the Indemnification Escrow Account will be available as the primary source of recovery for Buyer Indemnified Parties for indemnification obligations of the Stockholders under Section 7.2 (other than Section 7.2(j)); provided, however, that, subject to Section 7.4(a), claims pursuant to Section 7.2(a)(i) shall be satisfied: (a) first, from the Indemnification Escrow Account; (b) second, if the entire retention under the R&W Policy has been exhausted, by submission of claims by any Buyer Indemnified Party pursuant to the R&W Policy until such time as the policy limit set forth in the R&W Policy has been reached; and (c) in the case of fraud, against the Stockholders subject to the limits set forth in this Article 7.

(h) All claims for Damages made by any Buyer Indemnified Party under Section 7.2(j) shall be satisfied (i) first, out of funds available in the Sales and Use Tax Proceeding Indemnification Escrow Account, and (ii) if such claims for Damages exceed the Sales and Use Tax Proceeding Indemnification Escrow Account, from the Indemnification Escrow Account subject to the terms of this Agreement and the Escrow Agreement.

(i) The right to indemnification pursuant to this Article 7 or any other remedy based on representations, warranties, covenants and agreements in this Agreement shall not be affected by any investigation conducted or knowledge acquired (or capable of being acquired) at any time, whether before or after the Closing Date, with respect to the accuracy or inaccuracy of, or compliance with, any such representation, warranty, covenant or agreement.

Section 7.5 Indemnification Procedures.

(a) In the event that any Claim for which an indemnifying party (an “Indemnifying Party”) may have liability to any indemnified party (an “Indemnified Party”) pursuant to Sections 7.2 or 7.3 (an “Indemnification Claim”) is asserted against or sought to be collected from any Indemnified Party by a third party (a “Third-Party Claim”), such Indemnified Party shall promptly notify the Indemnifying Party in writing of such Third-Party Claim and the amount or the estimated amount of Damages sought thereunder (which estimate shall not be conclusive of the final amount of such Third-Party Claim) (a “Claim Notice”); provided, however, that the failure to provide such notice shall not affect the rights of an Indemnified Party hereunder except to the extent that the Indemnifying Party is materially and irrevocably prejudiced by such failure and unless the Indemnified Party fails to give notice in accordance with this Section 7.5 prior to the expiry of the applicable Survival Period. The Indemnifying Party shall have 30 days after receipt of the Claim Notice to notify the Indemnified Party that it desires to defend the Indemnified Party against such Third-Party Claim.

(b) In the event that the Indemnifying Party notifies the Indemnified Party within such 30-day period that it desires to defend the Indemnified Party against a Third-Party Claim, (i) the Indemnifying Party shall have the right to defend the Indemnified Party by appropriate Legal Proceedings (provided that counsel shall be reasonably acceptable to the Indemnified Party), (ii) subject to the immediately succeeding sentence and Section 7.5(c)(ii), the Indemnified Party shall have the right to participate in the defense of such Claim at its own expense and shall not settle or compromise the Third-Party Claim, and (iii) the Indemnifying Party shall have the power and authority to settle or consent to the entry of judgment in respect of the Third-Party Claim without the consent of the Indemnified Party if the judgment or settlement results only in the payment by the Indemnifying Party of the full amount of money damages without any admission of wrongdoing of any nature whatsoever to or by such Indemnified Party and includes an unconditional release of the Indemnified Party from any and all liability thereunder, and, in all other events, the Indemnifying Party shall not consent to the entry of judgment or enter into any settlement in respect of a Third-Party Claim without the prior written consent of the Indemnified Party (not to be unreasonably withheld, delayed or conditioned). If the Indemnified Party shall participate in any such defense, it shall participate at its sole cost and expense, unless (A) the Indemnifying Party and the Indemnified Party are both named parties to the Legal Proceedings and the Indemnified Party shall have reasonably concluded that representation of both parties by the same counsel would be inappropriate, due to actual or potential differing interests between them, or (B) the Indemnified Party assumes the defense of a Third-Party Claim after the Indemnifying Party has failed to diligently defend a Third-Party Claim it has assumed, as provided in Section 7.5(c), in either of which events the Indemnifying Party shall bear the cost and expense of such participation to the extent it is required to indemnify the Indemnified Party therefor under this Article 7.

(c) If the Indemnifying Party (i) elects not to defend the Indemnified Party against a Third-Party Claim, whether by not giving the Indemnified Party timely notice of its desire to so defend or otherwise, or (ii) after assuming the defense of a Third-Party

Claim, fails to take reasonable steps necessary to defend diligently such Third-Party Claim within 10 days after receiving written notice from the Indemnified Party stating that the Indemnifying Party has so failed, the Indemnified Party shall have the right, but not the obligation, to provide its own defense and to settle or compromise the Third-Party Claim with the consent of the Indemnifying Party (not to be unreasonably withheld, delayed or conditioned).

(d) The Indemnified Party and the Indemnifying Party shall cooperate in order to ensure the proper and adequate defense of a Third-Party Claim, including by providing access to each other’s relevant business records and other documents, and employees (including, if necessary, availability for depositions and testifying), provided that no such cooperation shall be required to the extent such cooperation, on the reasonable advice of counsel, will reasonably be likely to result in the loss of the attorney-client privilege.

(e) In the event any Indemnified Party desires to assert a claim for indemnification under this Article 7 with respect to any matter not involving a Third-Party Claim, such Indemnified Party shall promptly notify the Indemnifying Party in writing of such Claim (and make any other notifications required under the Escrow Agreement); provided, however, that the failure to provide such a notice shall not affect the rights of an Indemnified Party hereunder except to the extent that the Indemnifying Party was materially and irrevocably prejudiced by such failure and unless the Indemnified Party fails to give notice in accordance with this Section 7.5 prior to the expiry of the applicable Survival Period.

Section 7.6 Satisfaction of the Indemnification Obligations. At any time that there are any funds remaining in the Indemnification Escrow Account or, with respect to a claim for indemnification pursuant to Section 7.2(j), the Sales and Use Tax Proceeding Indemnification Escrow Account, the Stockholders shall satisfy their obligations under this Article 7 in respect of a claim for indemnification hereunder first by Stockholder Representative delivering a joint instruction with Parent and Operator to the Escrow Agent instructing the Escrow Agent to disburse funds from the Escrow Account to Parent and/or Operator, as applicable, in the amount claimed. For the avoidance of doubt, except in the case of fraud, the sole sources of indemnification against the Stockholders shall be the Indemnification Escrow Account and, with respect to a claim for indemnification pursuant to Section 7.2(j), the Sales and Use Tax Proceeding Indemnification Escrow Account and the Indemnification Escrow Account.

Section 7.7 Tax Treatment of Indemnity Payments. The Parties agree to treat any indemnity payment made pursuant to this Article 7 as an adjustment to the Purchase Price for all Tax purposes unless otherwise required pursuant to Applicable Law.

Section 7.8 Exclusive Remedy. Except with respect to (a) claims based on fraud and (b) claims for specific performance in accordance with Section 10.10, following the Closing, indemnification pursuant to this Article 7 shall be the sole and exclusive remedy of the Parties and any parties claiming by or through any Party (including the Indemnified Parties) related to or arising from any breach of any representation, warranty, covenant or agreement contained in, or otherwise pursuant to, this Agreement, and none of the Parties shall have any other rights or remedies in connection with any breach of this Agreement or any other liability arising out of the negotiation, entry into or consummation of the transactions contemplated by this Agreement, whether based on contract, tort, strict liability, other Laws or otherwise.

Section 7.9 No Subrogation . Following the Closing, no Indemnifying Party shall have any right of indemnification, contribution or subrogation against Merger Sub or the Surviving Corporation with respect to any indemnification made by or on behalf of any Indemnifying Party under Section 7.3.

ARTICLE 8.

POST-CLOSING COVENANTS

Section 8.1 Preservation of Records. Each Party agrees that it shall preserve and keep the records held by it or its Affiliates relating to the operation of the Business prior to the Closing Date for a period of six (6) years after the Closing Date and shall make such records and personnel available to the others as may be reasonably required by such Party in connection with, among other things, any insurance Claims by, Legal Proceedings against or governmental investigations of such other Party or any of its or their respective Affiliates, as the case may be, or in order to enable such other Party to comply with its obligations under the Transaction Documents. In the event a Party wishes to destroy (or permit to be destroyed) such records after that time, such Party shall first give 90 calendar days’ prior written notice to the other and the notified Party shall have the right, at its option and expense, upon prior written notice given to the notifying Party within such 90-day period, to take possession of the records within 180 calendar days after the date of such notice.

Section 8.2 Employees. Operator expects, but is not obligated, to cause OpCo to retain the Employees following the Effective Time. For the avoidance of doubt, (i) Parent shall not be required to retain, or to cause the Companies or Operator to retain, any Employee following the Effective Time and (ii) Operator shall not be required to retain, or to cause the Companies or Parent to retain, any Employee following the Effective Time.

Section 8.3 D&O Tail.

(a) Prior to the Closing, HoldCo shall purchase and pay the full premium with respect to an extended reporting period endorsement under HoldCo’s existing directors’ and officers’ liability and fiduciary liability policies to provide directors and officers of the Companies prior to the Closing with run-off coverage with respect to matters occurring prior to the Closing for a period of six (6) years after the Closing (the “D&O Tail”). Neither Parent nor Operator shall, nor shall Parent or Operator cause HoldCo to, take any action that results in the cancellation or termination of, or amend or otherwise modify, the D&O Tail. The cost of the D&O Tail shall be borne by HoldCo and shall be included in the Transaction Expenses.

(b) The obligations of Parent and Operator under this Section 8.3 shall survive the Closing and shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 8.3 applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 8.3 applies shall be third-party beneficiaries of this Section 8.3, each of whom may enforce the provisions of this Section 8.3).

ARTICLE 9.

TAX MATTERS

Section 9.1 Tax Covenants.

(a) All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with the Merger (including any real property transfer Tax and any other similar Tax) shall be paid one-half by the Stockholders, on the one hand, and one-half by Buyer Parties, on the other hand, when due. Stockholder Representative and Buyer Parties shall fully cooperate with each other with respect to the preparation and filing of any Tax Returns or other filings related to such Taxes and fees.

(b) At the request of Stockholder Representative, Buyer Parties and the Companies shall apply for any Tax refund available to the Companies for any Pre-Closing Tax Period. To the extent attributable to a Pre-Closing Tax Period, with respect to any Tax refund (including any interest in respect thereof) received directly or indirectly by any Buyer Party or the Companies during the applicable Survival Period or in response to a claim made by Buyer Parties or the Companies during the applicable Survival Period, including any amounts of overpayments of Tax (including payments of estimated Tax) with respect to a Pre-Closing Tax Period, Buyer Parties shall in each case pay over in cash to Stockholder Representative, on behalf of the Stockholders, any such amounts within ten (10) days following the receipt of any such refund (including any interest in respect thereof) or credit or reduction in Tax liability received directly or indirectly by Buyer Parties or the Companies as a result of such refund. Any amounts that are not timely paid pursuant to this Section 9.1(b) shall accrue interest at the rate prescribed under Section 6621(a)(1) of the Code, compounded annually, until the payment thereof by Buyer Parties.

(c) From and after the Closing, without the prior written consent of Stockholder Representative, Buyer Parties shall not, and shall cause the Companies not to, make or change any material Tax election for a Pre-Closing Tax Period, take any Tax position on any Tax Return (including an amended Tax Return) for a Pre-Closing Tax Period, take any action that would reduce any Tax refund or credit to which the Stockholders would be entitled for a Pre-Closing Tax Period, compromise or settle any Tax liability for a Pre-Closing Tax Period, or take any action outside of the ordinary course of business with respect to a Pre-Closing Tax Period, in each case, if such action reasonably could have the effect of decreasing the amounts payable to the Stockholders pursuant to Section 9.1(b) above or reasonably could adversely affect the Tax liability of the Stockholders or their direct or indirect owners or could otherwise adversely affect the Stockholders.

Section 9.2 Tax Returns.

(a) HoldCo shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns required to be filed by it that are due on or before the Closing Date (taking into account any extensions), and shall timely pay all Taxes that are due and payable on or before the Closing Date (taking into account any extensions). Any such Pre-Closing Tax Return shall be prepared in a manner consistent with Section 9.2(c) and past practice (unless otherwise required by Applicable Law).

(b) Buyer Parties shall cause each Company to prepare and timely file, or cause to be prepared and timely filed, all Tax Returns required to be filed by such Company after the Closing Date with respect to a Pre-Closing Tax Period. Any such Tax Return shall be prepared in a manner consistent with Section 9.2(c) and past practice (unless otherwise required by Applicable Law) and, if it is an income or other material Tax Return, shall be submitted by Buyer Parties to Stockholder Representative (together with schedules, statements and, to the extent requested by Stockholder Representative, supporting documentation) at least forty-five (45) days prior to the due date (including extensions) of such Tax Return. If Stockholder Representative objects to any item on any such Tax Return that relates to a Pre-Closing Tax Period, it shall, within ten (10) days after delivery of such Tax Return, notify Parent in writing that it so objects, specifying with particularity any such item and stating the specific factual or legal basis for any such objection. If a notice of objection shall be duly delivered, (i) in the case of a Tax Return that relates solely to a Pre-Closing Tax Period, to the extent the Stockholders have an obligation under Article 7 which has not expired or lapsed, Stockholder Representative’s objection shall control and shall be taken into account on the applicable Tax Return unless otherwise required by Applicable Law as reasonably determined by Buyer Parties and (ii) in the case of any Tax Return that relates to a Straddle Period, Buyer Parties and Stockholder Representative shall negotiate in good faith and use their commercially reasonable efforts to resolve such items. If Buyer Parties and Stockholder Representative are unable to reach an agreement within ten (10) days after receipt by Buyer Parties of such notice, the disputed items shall be resolved by the Dispute Advisor and any determination by the Dispute Advisor shall be final. The Dispute Advisor shall resolve any disputed items within ten (10) days of having the item referred to it pursuant to such procedures as it may require. If the Dispute Advisor is unable to resolve any disputed items before the due date for such Tax Return, the Tax Return shall be filed as prepared by Buyer Parties and then amended to reflect the Dispute Advisor’s resolution. The costs, fees and expenses of the Dispute Advisor shall be borne equally by Buyer Parties and Stockholder Representative. Notwithstanding the foregoing or any other provision in this Agreement, the Stockholders shall not be liable for any Taxes (A) that were taken into account as liabilities in computing the Closing Net Working Capital, (B) that were paid prior to the Closing (including through payments of estimated Taxes) or (C) that were incurred as a result of actions taken by or at the direction of Buyer Parties without the consent of Stockholder Representative, on the Closing Date, outside of the ordinary course of business, or after the Closing (including the Distributions, the Conversions and the Intermediate Sale). Any overpayment of Taxes for a Pre-Closing Tax Period that was not taken into account in computing the Closing Net Working Capital shall be paid to Stockholder Representative on behalf of the Stockholders.

(c) For avoidance of doubt, (i) the income Tax Returns of the Companies for any Pre-Closing Tax Period shall claim all deductions, including deductions for net operating losses carryovers and carrybacks, in each case from a Pre-Closing Tax Period to another Pre-Closing Tax Period to which the Companies are entitled to claim consistent with past practice (unless otherwise required by Applicable Law), and (ii) all Transaction Tax Deductions shall be claimed in a Pre-Closing Tax Period unless otherwise required by Applicable Law, in which case such amounts shall be treated as arising in a Pre-Closing Tax Period for purposes of determining any indemnification obligations with respect to, Taxes.

Section 9.3 Straddle Period. To the extent permitted or required by Applicable Law, the Tax Periods of the Companies which include the Closing Date shall be treated as closing on (and including) the Closing Date as of the Effective Time. In the case of Taxes that are payable with respect to a taxable period that begins before and ends on or after the Closing Date (each such period, a “Straddle Period”), the portion of any such Taxes that are treated as Pre-Closing Taxes for purposes of this Agreement shall be:

(a) in the case of Taxes (i) based upon, or related to, income, receipts, profits, wages, capital or net worth, or (ii) imposed in connection with the sale, transfer or assignment of property, deemed to be the amount which would be payable if the relevant taxable period ended on the Closing Date as of the Effective Time; provided that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the period ending on and including the Closing Date as of the Effective Time and the period beginning after the Closing Date as of the Effective Time in proportion to the number of days in each period; and

(b) in the case of other Taxes, deemed to be the amount of such Taxes for the entire period multiplied by a fraction the numerator of which is the number of days in the period ending on the Closing Date as of the Effective Time and the denominator of which is the number of days in the entire period.

Section 9.4 Contests.

(a) Buyer Parties and the Companies shall promptly forward to Stockholder Representative all written notifications and other communications from any Taxing Authority relating to any Tax liability of the Companies with respect to a Pre-Closing Tax Period or any actions with respect to the same. The failure of Buyer Parties or the Companies to deliver such written notice in such period shall not affect the rights of an Indemnified Party under Article 7 with respect to any Tax or Damage directly or indirectly related to the subject matter of such written notification or other communication except to the extent that the Indemnifying Party is materially and irrevocably prejudiced by the failure to provide such written notice.

(b) (i) Stockholder Representative (at Stockholders’ expense, which shall be paid solely from the Stockholder Representative Expense Amount first and then from the Indemnification Escrow Account without regard to the Deductible) shall control any audit or examination by any taxing authority or any other judicial or administrative proceeding with respect to Taxes, and contest, resolve and defend against any assessment for additional Taxes, notice of Tax deficiency or other adjustment of Taxes of the Companies (each, a “Tax Matter”) for any Pre-Closing Tax Period (but for this purpose excluding any Straddle Period) but only to the extent the Stockholders have an obligation with respect to any such Tax Matter under Article 7, including through recovery against the Indemnification Escrow Account, which has not expired or lapsed; provided, however, that Stockholder Representative shall provide to Buyer Parties (at Buyer Parties’ expense, which expense shall not be subject to indemnification under Article 7) reasonable participation rights with respect to so much of such Tax Matter that is reasonably likely to affect the Tax liability of Buyer Parties or the Companies for any Post-Closing Tax Period. Stockholder Representative shall not assert any defenses or claims, enter into any settlement of, or otherwise compromise, any such Tax Matter that reasonably could adversely affect the liability of Buyer Parties or the Companies for any Taxes, as to which the Stockholders would not be liable hereunder, without the prior written consent of Parent, which consent shall not be unreasonably withheld, delayed or conditioned. If Buyer Parties object to any action that Stockholder Representative proposes to take pursuant to the preceding sentence, Buyer Parties shall, within thirty (30) days after delivery from Stockholder Representative of written notice of the intent to take such action, notify Stockholder Representative in writing that it so objects, specifying with particularity the objectionable action and stating the specific factual or legal basis for any such objection. If a notice of objection shall be duly delivered, Buyer Parties and Stockholder Representative shall negotiate in good faith and use their commercially reasonable efforts to resolve such items. If Buyer Parties and Stockholder Representative are unable to reach such agreement within ten (10) days after receipt by Stockholder Representative of such notice, the disputed items shall be resolved by the Dispute Advisor and any determination by the Dispute Advisor shall be final. The Dispute Advisor shall resolve any disputed items within ten (10) days of having the item referred to it pursuant to such procedures as it may require. The costs, fees and expenses of the Dispute Advisor shall be borne equally by Buyer Parties and Stockholder Representative.

(ii) To the extent the Stockholders have an obligation which has not expired or lapsed under Article 7 with respect to a Tax Matter for any Straddle Period, Stockholder Representative and Buyer Parties shall have joint control over any Tax Matter for such Straddle Period, with each party bearing any expense it incurs in such Tax Matters (and such expenses of Buyer Parties shall not be subject to indemnification under Article 7); provided, that neither party will enter into any settlement of, or otherwise compromise, any such Tax Matter that would adversely affect the liability of the other party for Taxes without the prior written consent of such other party, which consent shall not be unreasonably withheld, delayed or conditioned. If Buyer Parties and Stockholder Representative are unable to reach such agreement, the disputed items shall be resolved by the Dispute Advisor and any determination by the Dispute Advisor shall be final. The Dispute Advisor shall resolve any disputed items within ten (10) days of having the item referred to it pursuant to such procedures as it may require. The costs, fees and expenses of the Dispute Advisor shall be borne equally by Buyer Parties and Stockholder Representative.

(c) If, after receiving written notice of a Tax Matter, Stockholder Representative notifies a Buyer Party that it declines to exercise its control rights pursuant to Section 9.4(b) above with respect to a Tax Matter covered by Section 9.4(b), Buyer Parties and the Companies shall control the conduct of such Tax Matter; provided, that Buyer Parties and the Companies shall (i) keep Stockholder Representative apprised of the status of such Tax Matter, including by giving Stockholder Representative advance notice of, and opportunity to attend at its expense, any in-person or telephonic meetings, (ii) provide copies of any written correspondence or other submissions received from a Taxing Authority with respect to such Tax Matter, (iii) provide copies of any written correspondence to be provided to any Taxing Authority in connection with such Tax Matter to Stockholder Representative for Stockholder Representative’s review and comment, with all reasonable comments of Stockholder Representative to be reflected in such correspondence or submission, and (iv) not enter into any settlement of, or otherwise compromise, any such Tax Matter, without the prior written consent of Stockholder Representative, which consent shall not be unreasonably withheld, delayed or conditioned. If Buyer Parties and Stockholder Representative are unable to reach such agreement, the disputed items shall be resolved by the Dispute Advisor and any determination by the Dispute Advisor shall be final. The Dispute Advisor shall resolve any disputed items within ten (10) days of having the item referred to it pursuant to such procedures as it may require. The costs, fees and expenses of the Dispute Advisor shall be borne equally by Buyer Parties and Stockholder Representative.

Section 9.5 Cooperation and Exchange of Information. Stockholder Representative, the Companies and Buyer Parties shall provide each other with such cooperation and information as either of them reasonably may request of the others in filing any Tax Return pursuant to this Article 9 or in connection with any audit or other proceeding in respect of Taxes of the Companies. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with accompanying schedules, related work papers and documents relating to rulings or other determinations by tax authorities. Each of Stockholder Representative, the Companies and Buyer Parties shall retain all Tax Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of the Companies for any taxable period beginning before the Closing Date for a period of seven (7) years following Closing, and for such other reasonable period thereafter as may be necessitated by any audits, examinations or administrative or judicial appeals which may be ongoing at the end of such period. Prior to transferring, destroying or discarding any Tax Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of the Companies for any taxable period beginning before the Closing Date, Stockholder Representative, the Companies or Buyer Parties (as the case may be) shall provide the other parties with reasonable written notice and offer the other parties the opportunity to take custody of such materials.

Section 9.6 Overlap. To the extent that any obligation or responsibility pursuant to Article 7 may overlap with an obligation or responsibility pursuant to this Article 9, the provisions of this Article 9 shall govern.

Section 9.7 Tax Benefit. If any indemnity payments are made from the Escrow Account on behalf of or by the Stockholders under Article 7, and the payment or event giving rise to such payment results in a reduction in the U.S. federal, state, local or foreign Tax liability of Buyer Parties or the Companies, then (i) any indemnity amount to be paid under Article 7 shall be reduced by the amount of such reduction in Tax actually realized prior to the indemnity payment, and (ii) to the extent such reduction in Tax is actually realized after the indemnity payment under Article 7 is paid on behalf of the Stockholders but no later than the end of the third taxable year ending after the Taxable year in which the indemnity payment is made, Buyer Parties shall pay to Stockholder Representative (on behalf of the Stockholders) the amount of such reduction in Tax. Buyer Parties and the Companies shall utilize any available Tax benefit in accordance with Applicable Law and, at the request of Stockholder Representative, such Tax benefit shall be verified in writing by an independent certified public accounting firm selected by Stockholder Representative.

Section 9.8 Payments to Stockholder Representative. Stockholder Representative may direct any payments to which it is entitled under this Article 9 to be made to the Exchange Agent, which amount shall be deposited in the Exchange Fund and shall be distributed to the Common Stockholders and the Series B Stockholders in accordance with their respective Applicable Percentages.

ARTICLE 10.

MISCELLANEOUS

Section 10.1 No Assignment; Successors and Assigns; No Third-Party Beneficiary Rights. Except as otherwise provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the Parties hereto and their respective successors, assigns, heirs, executors and administrators. Nothing contained herein shall create or be deemed to create any third-party beneficiary rights in any Person not a party hereto (except for Indemnified Parties under Article 7). No assignment hereof or of any rights or obligations hereunder may be made by any Buyer Party, on the one hand, or any of the Companies, on the other hand, without the prior written consent of the other, and any attempted assignment without such required consent shall be void and without effect; provided, that Parent or Operator may assign this Agreement to any of their respective Affiliates without the prior consent of any other Party; provided, further, that no such assignment shall limit the applicable assignor’s obligations hereunder.

Section 10.2 Entire Agreement; Amendment. This Agreement and the other Transaction Documents constitute the entire understanding and agreement between the Parties with regard to the subject matter hereof and thereof, and supersede any previous agreements and understandings between the Parties with respect to those matters. Except as expressly provided herein (including, for the avoidance of doubt, Section 6.5), neither this Agreement nor any term hereof may be amended, waived or terminated other than by a written instrument signed by the party against whom enforcement of any such amendment, waiver or termination is sought.

Section 10.3 Notices. All notices and other communications required or permitted hereunder shall be in writing and shall be mailed by registered or certified mail, return receipt requested, postage prepaid, otherwise delivered by hand or by messenger, including any nationally recognized overnight delivery service, or delivered by commercially recognized electronic transmission, and shall be addressed:

(a)	if to HoldCo:

Bossier Casino Venture (Holdco), Inc.

777 Margaritaville Way

Bossier City, Louisiana 71111

Attention: Paul Alanis

E-Mail: palanis@silverslippergaming.com

with a copy to:

Milbank, Tweed, Hadley & McCloy LLP

2029 Century Park East, 32nd Floor

Los Angeles, California 90067

Attention: Casey T. Fleck

E-Mail:cfleck@milbank.com

(b)	If to Stockholder Representative:

Silver Slipper Gaming, LLC

46 W. Dayton Street

Pasadena, California 91105

Attention: Paul Alanis and Loren Ostrow

E-Mail: palanis@silverslippergaming.com;

lostrow@silverslippergaming.com

with a copy to:

Milbank, Tweed, Hadley & McCloy LLP

2029 Century Park East, 32nd Floor

Los Angeles, California 90067

Attention: Casey T. Fleck

E-Mail: cfleck@milbank.com

(c)	if to Parent:

VICI Properties Inc.

430 Park Avenue, 8th Floor

New York, New York 10022

Attention: General Counsel

E-Mail: corplaw@viciproperties.com

with a copy to:

Kramer Levin Naftalis & Frankel LLP

1177 Avenue of the Americas

New York, New York 10036

Attention: Todd E. Lenson and Jordan Rosenbaum

Email: tlenson@kramerlevin.com and jrosenbaum@kramerlevin.com

(d)	if to Operator or Guarantor:

Penn National Gaming, Inc.

825 Berkshire Blvd., Suite 200

Wyomissing, PA 19160

Attention: General Counsel

E-Mail: Carl.Sottosanti@pngaming.com

with a copy to:

White and Williams LLP

7 Times Square, Suite 2900

New York, NY 10036

Attention: Steven Coury

Email: courys@whiteandwilliams.com

or at such other address as Stockholder Representative shall have furnished to Parent and Operator or Parent and/or Operator shall have furnished to Stockholder Representative. Each such notice or other communication shall for all purposes of this Agreement be treated as effective or having been given when delivered, if delivered personally, by messenger (including any nationally recognized overnight delivery service) or by commercially recognized electronic transmission, or, if sent by mail, at the earlier of its receipt or 72 hours after the same has been deposited in a regularly maintained receptacle for the deposit of United States mail, postage prepaid, certified mail, return receipt requested, addressed and mailed as aforesaid.

Section 10.4 Headings. The headings in this Agreement are for convenience and reference only and are not part of the substance of this Agreement.

Section 10.5 Delays or Omissions. Except as expressly provided herein, no delay or omission to exercise any right, power or remedy accruing to a Party upon any breach or default of another Party under this Agreement shall impair any such right, power or remedy of the non-breaching Party, nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or a waiver of or acquiescence in any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any Party of any breach or default under this Agreement, or any waiver on the part of any Party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. Except to the extent otherwise provided herein, all remedies, either under this Agreement, by Law, in equity or otherwise afforded to a Party, shall be cumulative and not alternative.

Section 10.6 Expenses. Except as otherwise provided herein, each Party hereto shall bear all its own fees and expenses with respect to the Transaction Documents and the transactions contemplated thereby or consummated contemporaneously therewith; provided that, except as otherwise expressly contemplated herein, in any Legal Proceeding between the Parties arising out of or relating to this Agreement, the substantially prevailing party in such action shall be awarded, in addition to any damages, injunctions or other relief, his, her or its costs and expenses and attorneys’ fees.

Section 10.7 Counterparts. This Agreement may be executed in any number of counterparts, each of which may be executed by less than all of the Parties, each of which shall be enforceable against the Parties actually executing such counterparts, and all of which together shall constitute one instrument. Signatures may be delivered by facsimile or by portable document format (“pdf”) in electronic transmission, which shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 10.8 Severability. If any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, then this Agreement shall continue in full force and effect without such provisions; provided, however, that no such severability shall be effective if it materially changes the economic benefit of this Agreement to any Party. Upon any such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect its original intent as closely as possible in an acceptable manner to the end that the transactions contemplated by the Transaction Documents are consummated to the extent possible, and in any case such term or provision shall be deemed amended to the extent necessary to make it no longer invalid, illegal or unenforceable.

Section 10.9 Governing Law. This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement, and the facts and circumstances leading to the execution of this Agreement), shall be governed by the internal laws of the State of Delaware without reference to the conflicts of law provisions thereof.

Section 10.10 Specific Performance.

(a) Each Party hereto agrees that, in the event of any breach or threatened breach by another Party of any covenant or obligation contained in this Agreement, the non-breaching Parties shall be entitled to seek (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (ii) an injunction restraining such breach or threatened breach, in addition to any other remedy to which any Party is entitled at law or in equity; provided, however, that notwithstanding anything in this Agreement to the contrary, a Party may not seek specific performance if this Agreement is terminated pursuant to Section 6.1(b), Section 6.1(e)(ii) or Section 6.1(f); provided, further, that no Party may seek specific performance unless all of the conditions set forth in Section 5.1, Section 5.2 and Section 5.3 (other than those conditions relating to the Party against whom specific performance is being sought) have been satisfied as of the date of such termination (or were capable of being satisfied as of the Closing Date, if it had occurred). Notwithstanding the foregoing or anything to the contrary herein, no Party may cause Parent or Merger Sub to specifically perform any obligation to consummate the transactions contemplated by this Agreement (a) if this

Agreement is terminated solely with respect to Parent in accordance with the applicable provisions of Section 6.1(b), Section 6.1(d)(ii), Section 6.1(e)(ii) or Section 6.1(f) or (b) unless Operator (x) has irrevocably confirmed in writing to HoldCo, and HoldCo has irrevocably confirmed in writing to Parent, that if specific performance is granted, Operator stands and will stand ready, willing and able to consummate the transactions contemplated by this Agreement, including without limitation by delivery of the Operator Closing Merger Consideration at the Closing in accordance with Section 1.14(a)(ii) or (y) is also being required to specifically perform its obligation to consummate the transactions consummated by this Agreement; it being understood that the foregoing shall not limit in any way HoldCo’s right to seek Operator to specifically perform its obligations under Section 6.5.

(b) Each Party hereto further agrees that no Parties shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.10, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Section 10.11 Jurisdiction and Venue; Waiver of Trial by Jury; Limitation on Claims.

(a) Each of the Parties hereby irrevocably submits to the exclusive jurisdiction of the Delaware Court of Chancery or in the event (but only in the event) that such court does not have subject matter jurisdiction over a Legal Proceeding, to the other courts of the State of Delaware or the United States District Court for the District of Delaware, and to the jurisdiction of any appellate courts to which any appeals therefrom are available (collectively, the “Chosen Courts”), and hereby waives, and agrees not to assert, as a defense in any such Legal Proceeding that it is not subject thereto or that such Legal Proceeding may not be brought or is not maintainable in the Chosen Courts, or that any Transaction Document may not be enforced in or by such courts, and the Parties irrevocably agree that all claims for specific performance or injunctive relief with respect to any such Legal Proceeding shall be heard and determined in the Chosen Courts. The Parties hereby consent to and grant the Chosen Courts jurisdiction over the person of such Parties and, to the extent permitted by Applicable Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such Legal Proceeding in the manner provided in this Agreement or in such other manner as may be permitted by Applicable Law shall be valid and sufficient service thereof.

(b) EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THE TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED THEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE

IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.11(B).

(c) All claims, obligations, liabilities or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out of or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made only against (and are those solely of) (i) the entities that are expressly identified as Parties in the preamble to this Agreement, and (ii) each Stockholder who executes a Letter of Transmittal, but only with respect to such claims that may be brought directly against or from each Stockholder pursuant to Section 7.4(g) or as set forth in the Letter of Transmittal, and subject to the limitations set forth in Article VII and the Letter of Transmittal (together, “Contracting Parties”), except to the extent otherwise set forth herein. No Person who is not a Contracting Party, including, without limitation, any past, present or future director, officer, employee, incorporator, member, partner, manager, direct or indirect equityholder, Affiliate, agent, attorney or Representative of any Contracting Party, or any director, officer, employee, incorporator, member, partner, manager, direct or indirect equityholder, Affiliate, agent, attorney or Representative of any of the foregoing (“Nonparty Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any obligations or liabilities of any Contracting Party arising under, out of, in connection with, or related in any manner to this Agreement (including its negotiation, execution, performance or breach) or for any claims or causes of action based on, in respect of, or by reason of the sale and purchase of the Companies (including, without limitation, any non-disclosure or misrepresentations made by any such Nonparty Affiliates) or any other transactions; and, to the maximum extent permitted by Law, each Contracting Party hereby waives and releases all such liabilities, claims, causes of action, and obligations against any such Nonparty Affiliates. Without limiting the foregoing, to the maximum extent permitted by Law, (i) each Contracting Party hereby waives and releases any and all rights, claims, demands or causes of action that may otherwise be available at law or in equity, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impose liability of a Contracting Party on any Nonparty Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization or otherwise; and (ii) each Contracting Party disclaims any reliance upon any Nonparty Affiliates with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement, in each case, except to the extent otherwise set forth herein.

(d) The Parties have voluntarily agreed to define their rights, liabilities and obligations with respect to the Transaction exclusively in contract pursuant to the express terms and provisions of this Agreement and the other Transaction Documents, and the Parties expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement or the other Transaction Documents, other than for claims by HoldCo against a Buyer Party for fraud of such Buyer Party and claims by a Buyer Party against HoldCo for fraud of HoldCo (as claims for fraud have been excluded to the maximum extent permitted by Law pursuant to the express terms of this Agreement or the other Transaction Documents). The sole and exclusive remedies for any and all claims or causes of action arising under, out of, or related to this Agreement or the other Transaction Documents (including any representations and warranties set forth herein or therein, made in connection herewith or therewith or as an inducement to enter into this Agreement or the other Transaction Documents) or any claim or cause of action otherwise arising under, out of, or related to the Transaction, other than for claims by HoldCo against a Buyer Party for fraud of such Buyer Party and claims by a Buyer Party against HoldCo for fraud of HoldCo (as claims for fraud have been limited to the maximum extent permitted by Law pursuant to the express terms of this Agreement or the other Transaction Documents), shall be those remedies available at law or in equity for breach of contract against the Parties to this Agreement or the other Transaction Documents only (as such contractual remedies have been further limited or excluded pursuant to the express terms of this Agreement or the other Transaction Documents) and no Person will have any other entitlement, remedy or recourse, whether in contract, tort or otherwise, it being agreed that all of such other remedies, entitlements and recourse are expressly waived and released by the Parties to the fullest extent permitted by Law.

Section 10.12 Construction; Interpretation. This Agreement is the result of the joint efforts of the Parties, and each provision hereof has been subject to the mutual consultation, negotiation and agreement of the Parties and there is to be no construction for or against any party based on any presumption of that party’s involvement, or lack of involvement, in the drafting thereof. Any reference to any federal, state, local or foreign Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Whenever used in this Agreement, except as otherwise expressly provided or unless the context otherwise requires, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders, and the terms “include” and “including” shall be inclusive and not exclusive and, to the extent not already followed by the words “without limitation” or “but not limited to,” shall be deemed to be followed by the words “without limitation.” Unless otherwise specified, the terms “hereof,” “herein,” “hereunder,” “herewith” and similar terms refer to this Agreement as a whole (including the Schedules and Exhibits to this Agreement), and references herein to Sections and Articles refer to sections and articles of this Agreement. All references herein to “Dollars” or “$” shall be deemed to be references to U.S. Dollars. Any document, list or other item shall be deemed to have been “made available” to Buyer Parties for all purposes hereof only if such document, list or other item was posted at least two (2) Business Days prior to the date hereof in the electronic data room established by HoldCo in connection with the transactions contemplated hereby.

Section 10.13 Provisions Respecting Legal Representation.

(a) Each of the Parties to this Agreement hereby agrees, on its own behalf and on behalf of its Representatives, that Milbank, Hadley, Tweed & McCloy LLP may serve as counsel to Stockholder Representative, any Stockholder and/or their respective Affiliates (individually and collectively, the “Holder Group”), on the one hand, and

HoldCo, on the other hand, in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and that, following consummation of the transactions contemplated hereby, Milbank, Hadley, Tweed & McCloy LLP (or any successor) may serve as counsel to the Holder Group in connection with this Agreement, the other Transaction Documents or the Transaction notwithstanding such representation and each of the Parties hereby consents thereto and waives any conflict of interest arising therefrom, and each of such Parties shall cause any Affiliate thereof to consent to waive any conflict of interest arising from such representation. Buyer Parties further agree that, as to all communications prior to Closing between the Companies and Milbank, Hadley, Tweed & McCloy LLP relating to the transactions contemplated by this Agreement or the other Transaction Documents, the attorney-client privilege and the expectation of client confidence as the same relate or apply to any such communications belongs to Stockholder Representative and the same may be controlled by Stockholder Representative and shall not pass to or be claimed or waived by Buyer Parties or the Companies. Notwithstanding anything herein to the contrary, to the extent that Milbank, Hadley, Tweed & McCloy LLP has represented any Company in any Action unrelated to this Agreement or the transactions contemplated hereby, as to all communications between Milbank, Hadley, Tweed & McCloy LLP and such Company or any of its Subsidiaries, the attendant attorney-client privilege, attorney work product protection, and expectation of client confidentiality applicable thereto belongs to such Company. Upon and after the Closing, the Companies shall cease to have any attorney-client relationship with Milbank, Hadley, Tweed & McCloy LLP, unless and to the extent Milbank, Hadley, Tweed & McCloy LLP is specifically engaged in writing by the Companies to represent any of the Companies after the Closing. Any such representation of the Companies by Milbank, Hadley, Tweed & McCloy LLP after the Closing shall not affect the foregoing provisions hereof.

(b) Each of the Parties to this Agreement hereby agrees, on its own behalf and on behalf of its Representatives, that Kramer Levin Naftalis & Frankel LLP has served as counsel to Parent and/or its respective Affiliates (individually and collectively, the “Parent Group”), and that White and Williams LLP has served as counsel to Operator and/or its respective Affiliates (individually and collectively, the “Operator Group”), in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, that such law firms may serve as counsel to the Parent Group and/or the Operator Group in connection with the defense of any potential claims of liability arising out of the transactions contemplated by this Agreement or the other Transaction Documents, and that the Parent Group and the Operator Group share a common interest in the transactions contemplated by this Agreement or the other Transaction Documents and the defense of any potential claims of liability arising out of the transactions contemplated by this Agreement or the other Transaction Documents. Each of the Parties hereby consents to each such representation as counsel and waives any conflict of interest arising therefrom, and each of such Parties shall cause any Affiliate thereof to consent to waive any conflict of interest arising from such representation. Holder Group further agrees that, as to all communications prior to Closing between or among the Parent Group, the Operator Group, Kramer Levin Naftalis & Frankel LLP and/or White and Williams LLP, it is the desire, intention, and mutual understanding of the Parties hereto (i) that the sharing of such communications is not intended to, and shall not, waive or diminish in any way the confidentiality of such materials or their continued protection under the attorney-client privilege, the work product doctrine, the expectation of client confidence or other applicable privileges, protections or immunities; and (ii) that all such communications are entitled to protection under the attorney-client privilege, the work product doctrine, the expectation of client confidence or other applicable privileges, protections or immunities, shall remain entitled to such privileges, protections or immunities under the common interest doctrine, and may not be disclosed to persons other than the Parent Group, the Operator Group, Kramer Levin Naftalis & Frankel LLP and/or White and Williams LLP without the consent of the providing party. Holder Group further agrees that, without limiting the effect of Section 10.13(a) above, all privileges, protections or immunities applicable to information of or communications with OpCo relating to the transactions contemplated by this Agreement or the other Transaction Documents that pass to Parent shall, upon the consummation of the Intermediate Sale, belong to and be controlled by Buyer Parties and shall not be claimed or waived by HoldCo or Intermediate.

Section 10.14 Stockholder Representative.

(a) By approving this Agreement and the transactions contemplated hereby or by executing and delivering a Letter of Transmittal, each Stockholder shall have irrevocably authorized and appointed Stockholder Representative as such Person’s representative and attorney-in-fact to act on behalf of such Person with respect to this Agreement, the Escrow Agreement and the other applicable Transaction Documents, and to take any and all actions and make any decisions required or permitted to be taken by Stockholder Representative pursuant to this Agreement, the Escrow Agreement and the other applicable Transaction Documents, including the exercise of the power to:

(i) give and receive notices and communications;

(ii) authorize delivery to Parent and/or Operator, as applicable, of cash from the Escrow Account in satisfaction of any amounts owed to Parent and/or Operator, as applicable, or from the Escrow Account in satisfaction of Claims for indemnification made by Parent and/or Operator, as applicable, or otherwise;

(iii) agree to, negotiate, enter into settlements and compromises of, and comply with orders or otherwise handle any other matters described in the Transaction Documents;

(iv) agree to, negotiate, enter into settlements and compromises of, and comply with Orders with respect to Claims for indemnification made by Parent and/or Operator, as applicable;

(v) litigate, arbitrate, resolve, settle or compromise any Claim for indemnification pursuant to this Agreement;

(vi) execute and deliver all documents necessary or desirable to carry out the intent of this Agreement and any Transaction Document (including the Escrow Agreement);

(vii) make all elections or decisions contemplated by this Agreement and any Transaction Document (including the Escrow Agreement);

(viii) engage, employ or appoint any agents or Representatives (including attorneys, accountants and consultants) to assist Stockholder Representative in complying with its duties and obligations; and

(ix) take all actions necessary or appropriate in the good faith judgment of Stockholder Representative for the accomplishment of the foregoing.

(b) Buyer Parties shall be entitled to deal exclusively with Stockholder Representative on all matters relating to this Agreement and the other Transaction Documents and shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Stockholder by Stockholder Representative, and on any other action taken or purported to be taken on behalf of any Stockholder by Stockholder Representative, as being fully binding upon such Person. Notices or communications to or from Stockholder Representative shall constitute notice to or from each of the Stockholders. Any decision or action by Stockholder Representative hereunder, including any agreement between Stockholder Representative and any Buyer Party relating to the defense, payment or settlement of any claims for indemnification hereunder, shall constitute a decision or action of all Stockholders and shall be final, binding and conclusive upon each such Person. No Stockholder shall have the right to object to, dissent from, protest or otherwise contest the same. The provisions of this Section 10.14, including the power of attorney granted hereby, are independent and severable, are irrevocable and coupled with an interest and shall not be terminated by any act of any one or Stockholders, or by operation of Law, whether by death or other event.

(c) Stockholder Representative may resign at any time, and may be removed for any reason or no reason by the vote or written consent of a majority in interest of the Stockholders according to each Stockholder’s pro rata share of the Merger Consideration (the “Majority Holders”); provided, however, that in no event shall Stockholder Representative resign or be removed without the Majority Holders having first appointed a new Stockholder Representative who shall assume such duties immediately upon the resignation or removal of Stockholder Representative. In the event of the death, incapacity, resignation or removal of Stockholder Representative, a new Stockholder Representative shall be appointed by the vote or written consent of the Majority Holders. Notice of such vote or a copy of the written consent appointing such new Stockholder Representative and a written acceptance by the new Stockholder Representative shall be sent to Parent and Operator, such appointment to be effective upon the later of the date indicated in such consent or the date such notice and acceptance is received by Parent and Operator; provided, that until such notice is received, Buyer Parties and the Surviving Corporation shall be entitled to rely on the decisions and actions of the prior Stockholder Representative as described above.

(d) Except as otherwise provided herein, Stockholder Representative shall have the sole discretion to use Stockholder Representative Expense Amount to pay any out-of-pocket costs or expenses incurred by Stockholder Representative in its capacity as Stockholder Representative, including any attorneys’, accountants’ and other experts’ fees. Once Stockholder Representative determines, in its discretion, that it will not incur any additional expenses in its capacity as Stockholder Representative, it will distribute, at its sole expense, to the Common Stockholders and Series B Stockholders, pro rata in proportion to each such Stockholder’s Applicable Percentage, the remaining unused portion of Stockholder Representative Expense Amount, if any, without interest; provided, however, that Stockholder Representative shall not distribute any unused portion of the Stockholder Representative Expense Amount while Stockholder Representative is exercising its control rights with respect to a Tax Matter pursuant to Section 9.4(b); provided further, however, that in the event (i) the Stockholder Representative Expense Amount is, in the opinion of Stockholder Representative, insufficient to satisfy those costs or expenses referenced in the first sentence of this Section 10.14(d), or (ii) subsequent to distribution of any unused portion of the Stockholder Representative Expense Amount pursuant to this Section 10.14(d), Stockholder Representative incurs any additional costs or expenses in its capacity as Stockholder Representative (or in good faith believes it will do so), then any amounts necessary to satisfy Stockholder Representative pursuant to clauses (i) or (ii) of this Section 10.14(d) shall be deducted from any amounts that are otherwise payable to the Stockholders from the Indemnification Escrow Account in connection with any distribution therefrom to the Stockholders in accordance with the Escrow Agreement. The Buyer Parties shall provide reasonable assistance to Stockholder Representative in the remittance of the remaining Stockholder Representative Expense Amount to the Common Stockholders and Series B Stockholders.

(e) Stockholder Representative shall not be liable to any Person for any act of Stockholder Representative taken in good faith and arising out of or in connection with the acceptance or administration of its duties under this Agreement and the Escrow Agreement (it being understood that any act done or omitted pursuant to the advice of legal counsel shall be conclusive evidence of such good faith), except to the extent any liability, loss, damage, penalty, fine, cost or expense is actually incurred by such Person as a proximate result of the willful misconduct or bad faith of Stockholder Representative. Stockholder Representative shall not be liable for any liability, loss, damage, penalty, fine, cost or expense incurred by Stockholder Representative while acting in good faith, and arising out of or in connection with the acceptance or administration of its duties under this Agreement and the Escrow Agreement, except to the extent that any such liability, loss, damage, penalty, fine, cost or expense is the proximate result of the willful misconduct or bad faith of Stockholder Representative. Stockholder Representative Expense Amount shall be available to indemnify and hold Stockholder Representative harmless against any liability, loss, damage, penalty, fine, cost or expense incurred by Stockholder Representative arising out of or in connection with the acceptance or administration of its duties under this Agreement and the Escrow Agreement, except to the extent that any such liability, loss, damage, penalty, fine, cost or expense is the proximate result of the gross negligence or bad faith of Stockholder Representative.

(f) From and after the Effective Time, Parent and Operator, as applicable, shall cause the Surviving Corporation and its Subsidiaries to provide Stockholder Representative with reasonable access to information about the Surviving Corporation and its Subsidiaries and the reasonable assistance of their officers and employees for the purpose of performing Stockholder Representative’s duties and exercising its rights under this Agreement and the Escrow Agreement; provided, however, that Stockholder Representative shall not unreasonably interfere with any of the operations or business activities of the Surviving Corporation or its Subsidiaries.

Section 10.15 Penn Guarantee.

(a) Guarantor hereby unconditionally and irrevocably guarantees and promises to HoldCo, in order to induce HoldCo to enter into this Agreement: (i) the payment by Operator of the Operator Purchase Price and any other amounts payable by Operator to HoldCo or the Stockholders pursuant to this Agreement as, when and to the extent the same shall become due and payable; and (ii) the performance, fulfillment and observance of each agreement, condition, covenant, obligation and undertaking of Operator under this Agreement and the Transaction Documents (collectively, the “Guaranteed Obligations”). If Operator shall fail to pay any amounts due under this Agreement and/or the Transaction Documents when and to the extent the same shall become due and payable, or shall fail to perform, fulfill or observe any of the Guaranteed Obligations in the manner provided in this Agreement, Guarantor will upon written demand from Stockholder Representative promptly pay or cause to be paid such amount or perform, fulfill or observe or cause to be performed, fulfilled or observed such Guaranteed Obligations, as the case may be.

(b) The Guaranteed Obligations under this guaranty shall constitute an absolute and unconditional present and continuing guarantee of payment and performance to the extent provided herein and not of collectability, and shall not be contingent upon any attempt by Stockholder Representative to enforce payment or performance by Guarantor. The Guaranteed Obligations are not subject to any counterclaim, setoff, deduction, abatement or defense (other than the defense of actual payment or performance) based upon any claim Guarantor or Operator may have against HoldCo or the Stockholders, and shall remain in full force and effect without regard to: (i) any agreement or modification to any of the terms of this Agreement or any other agreement which may hereafter be made relating thereto, in each case in accordance with the terms of this Agreement (other than any agreement or modifications to the Guaranteed Obligations); (ii) any exercise, non-exercise or waiver by HoldCo or the Stockholders of any right, power, privilege or remedy under or in respect of this Agreement; (iii) any insolvency, bankruptcy, dissolution, liquidation, reorganization or the like of Operator or Guarantor at any time; or (iv) absence of any notice to, or knowledge by, Guarantor of the existence or occurrence of any of the matters or events set forth in the foregoing subparagraphs (i) through (iii).

(c) Guarantor unconditionally waives: (i) any and all notice of default, non-performance or non-payment under this Agreement; and (ii) all notices which may be required by Law or otherwise to preserve intact any rights of HoldCo or the Stockholders against Guarantor, including any demand, presentment or protest, or proof of notice of non-payment under this Agreement.

Section 10.16 Louisiana Specific Definitions. The following section applies to Louisiana property only. The term “lien” shall also include a privilege, mortgage, security interest, assignment, or other encumbrance. The term “fee simple title” shall also include the term “full ownership interest” as that term is used in Louisiana Law. The term “easement” shall include “servitude” as that term is used in the Louisiana Civil Code. The term “building” shall also include “other constructions” as that term is used in the Louisiana Civil Code. The term “condemnation” shall include “expropriation” as that term is used in Louisiana Law. The term “tangible” shall include “corporeal” as that term is used in Louisiana Law. The term “intangible” shall include “incorporeal” as that term is used in Louisiana.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be signed themselves or by their respective duly authorized officers as of the date first written above.

PARENT:

VICI PROPERTIES INC.

By:	/s/ John Payne
Name: John Payne
Title: President and Chief Operating Officer

MERGER SUB:

RIVERVIEW MERGER SUB INC.

By:	/s/ John Payne
Name: John Payne
Title: President

[Signature Page – Merger Agreement]

OPERATOR:

PENN TENANT II, LLC

By:	Penn National Gaming, Inc.
its sole member

By:	/s/ Jay Snowden
Name: Jay Snowden
Title: President and COO

GUARANTOR:

PENN NATIONAL GAMING, INC.

By:	/s/ William J. Fair
Name: William J. Fair
Title: Executive Vice President and CFO

[Signature Page – Merger Agreement]

COMPANY:

BOSSIER CASINO VENTURE (HOLDCO), INC.

By:	/s/ Paul R. Alanis
Name: Paul R. Alanis
Title: Chief Executive Officer

STOCKHOLDER REPRESENTATIVE:

SILVER SLIPPER GAMING, LLC

By:	/s/ Paul R. Alanis
Name: Paul R. Alanis
Title: Chief Executive Officer and Co-Managing Member

[Signature Page – Merger Agreement]

EXHIBIT A

DEFINED TERMS

In addition to the other defined terms used herein, as used in this Agreement, the following terms when capitalized have the meanings indicated.

“14% Notes” means the 14% Senior Secured Notes due 2021 issued by HoldCo.

“2018 CapEx Budget” means the capital expenditure budget for the year ending December 31, 2018 included in the Companies’ 2018 budget set forth on Appendix B.

“2019 CapEx Budget” means a maintenance capital expenditure budget for the year ended December 31, 2019 to be adopted by the Companies after consultation with Buyer Parties, but no later than December 1, 2018.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by Contract or otherwise; provided that no natural person shall be deemed to be controlled by, or under common control with, any other Person.

“Aggregate Preferred Shares Amount” means the aggregate liquidation preference of the Preferred Shares, and accrued and unpaid dividends thereon, as of immediately prior to the Effective Time and based on the Closing Merger Consideration as calculated under Section 1.14(a), as provided in the applicable certificate of designation for such Preferred Shares.

“Agreement Among Investors” means the August 21, 2015 Agreement Among Investors of Holdco by and among the holders of the 14% Notes, holders of the Series A Shares and holders of the Series B Shares, in each case, party thereto.

“Annual Plan” means the Companies’ annual plan set forth on Appendix A.

“Applicable Law” means any Law to which a specified Person or its property or assets are subject, including for purposes of this Agreement, any Gaming Law.

“Applicable Indemnification Percentage” means, with respect to each Stockholder (in its capacity as such), a percentage equal to a fraction, (i) the numerator of which is the amount of Merger Consideration attributable to such Stockholder and (ii) the denominator of which is the Merger Consideration.

“Applicable Percentage” means (a) with respect to a Common Stockholder (in its capacity as such), a percentage equal to eighty-five (85), multiplied by a fraction, (i) the numerator of which is the number of Common Shares held by such Common Stockholder as of immediately prior to the Effective Time and (ii) the denominator of which is the number of

Common Shares outstanding as of immediately prior to the Effective Time (other than Common Shares that are to be cancelled and retired in accordance with Section 1.6(a)) and (b) with respect to a Series B Stockholder, a percentage equal to fifteen (15), multiplied by a fraction, (i) the numerator of which is the number of Series B Shares held by such Series B Stockholder as of immediately prior to the Effective Time and (ii) the denominator of which is the number of Series B Shares outstanding as of immediately prior to the Effective Time (other than Series B Shares that are to be cancelled and retired in accordance with Section 1.6(a)).

“Assets” means all of the assets of the Companies, including, without limitation, the Real Property.

“Benefit Plan” means any employment, bonus, incentive compensation, deferred compensation, pension, profit sharing, retirement, stock purchase, stock option, stock ownership, stock appreciation right, phantom stock, equity (or equity-based), leave of absence, layoff, vacation, cafeteria, life, health, medical, accident, disability, consulting, severance, separation, termination, change of control or other employee benefit plan, agreement, practice, policy or arrangement, whether or not subject to ERISA (including any “employee benefit plan” within the meaning of Section 3(3) of ERISA).

“Board” means, with respect to any of the Companies, its board of directors or similar governing body.

“Business” means the business conducted by the Companies in connection with the operation of the Casino and related amenities as of the date hereof or as of the Closing Date.

“Business Day” means a day other than a Saturday, Sunday or other day on which banks located in New York, New York or New Orleans, Louisiana are authorized or required by Applicable Law to close.

“CapEx Budget” means the 2018 CapEx Budget and, in the event that the Closing does not occur on or prior to December 31, 2018, the 2019 CapEx Budget.

“Cash” means all cash and cash equivalents of the Companies.

“Casino Management Agreement” means that certain Casino Management Agreement among OpCo and Stockholder Representative, dated August 21, 2015.

“Certificate of Designation” means the August 20, 2015 Certificate of Designation, Preferences and Relative, Participating, Optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions Thereof of 14% Series A Preferred Stock Due 2021 of Holdco, as amended by Amendment No. 1, dated January 29, 2016, and Amendment No. 2, dated August 17, 2017.

“Claim” means any demand, claim (including third-party claims), action or cause of action, suit, assessment, complaint, or legal or administrative Legal Proceeding.

“Closing Cash Amount” means, as of the Determination Time, the amount of Cash of the Companies.

“Closing Common Stock Merger Consideration” means the Closing Merger Consideration, less the Closing Preferred Stock Merger Consideration.

“Closing Gaming Approvals” means those Gaming Approvals set forth on Schedule 5(b)(i) that any Buyer Party is required to obtain under applicable Gaming Laws in order to consummate the Merger and the transactions contemplated by the Transaction Documents.

“Closing Indebtedness Certificate” means a certificate executed by the Chief Financial Officer of HoldCo certifying, on behalf of the Companies, an itemized list of all outstanding Indebtedness of the Companies as of the Determination Time and the Person(s) to whom such outstanding Indebtedness is owed (including, without limitation, all necessary account wiring or related information to enable Parent and Operator to pay in full such Indebtedness to such Person(s) at Closing).

“Closing Net Working Capital” means, as of the Determination Time, (a) the current assets (excluding Cash and deferred tax assets) of the Companies, less (b) the current liabilities of the Companies (but excluding Transaction Expenses, Indebtedness and deferred tax assets). The Closing Net Working Capital shall be determined in all cases using Company Accounting Principles with the illustrative example of Closing Net Working Capital set forth on Appendix C.

“Closing Per Share Common Stock Amount” means (a) the Closing Common Stock Merger Consideration, divided by (b) the aggregate number of Common Shares outstanding immediately prior to the Effective Time (other than Common Shares that are to be cancelled and retired in accordance with Section 1.6(a)).

“Closing Per Share Preferred Stock Amount” means (a) with respect to the Series A Shares, the Closing Per Share Series A Amount and (b) with respect to the Series B Shares, the Closing Per Share Series B Amount.

“Closing Per Share Series A Amount” means (a) the Closing Series A Merger Consideration, divided by (b) the aggregate number of Series A Shares outstanding immediately prior to the Effective Time (other than Series A Shares that are to be cancelled and retired in accordance with Section 1.6(a)).

“Closing Per Share Series B Amount” means (a) the Closing Series B Merger Consideration, divided by (b) the aggregate number of Series B Shares outstanding immediately prior to the Effective Time (other than Series B Shares that are to be cancelled and retired in accordance with Section 1.6(a)).

“Closing Preferred Stock Merger Consideration” means the Closing Series A Merger Consideration and the Closing Series B Merger Consideration.

“Closing Series A Merger Consideration” means, with respect to the Series A Shares, the applicable liquidation preference of such Shares, and accrued and unpaid dividends thereon, as of immediately prior to the Effective Time, as provided in the certificate of designation for such Shares.

“Closing Series B Merger Consideration” means, with respect to the Series B Shares, (a) the applicable liquidation preference of such Shares, and accrued and unpaid dividends thereon, as of immediately prior to the Effective Time and based on the Closing Merger Consideration as calculated under Section 1.14(a), as provided in the certificate of designation for such Shares, plus (b) fifteen percent (15%) of (i) the Closing Merger Consideration, less (ii) the Aggregate Preferred Shares Amount.

“Closing Transaction Expenses Certificate” means a certificate executed by the Chief Financial Officer of HoldCo, certifying the amount of Transaction Expenses remaining outstanding and unpaid as of the Determination Time (including an itemized list of each such unpaid Transaction Expense with a description of the nature of such expense and the Person(s) to whom such expense is owed including, without limitation, all necessary account wiring or related information to enable Parent and Operator to pay the Transaction Expenses to such Person(s) at Closing).

“COBRA” means Consolidated Omnibus Budget Reconciliation Act as codified at Section 4980B of the Code or any similar state law.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Shares” means the shares of common stock, par value $0.01 per share, of HoldCo.

“Common Stockholder” means any Person who is the record owner of Common Shares as of immediately prior to the Effective Time.

“Company Accounting Principles” means accounting methods, standards, policies, practices, classifications and estimation methodologies used by HoldCo and consistent with those used in the preparation of the Financial Statements.

“Company Benefit Plans” means each and every Benefit Plan sponsored, maintained, or contributed to by any of the Companies for the benefit of the Employees or the former employees of HoldCo or any directors, independent contractors or consultants providing services to or for HoldCo for the benefit of such individuals.

“Confidential Information” means all information about a Party or the transactions contemplated by this Agreement or the other Transaction Documents, which is furnished by or on behalf of such Party (the “disclosing party”) or its Affiliates, as applicable, to another Party (the “receiving party”) or its Representatives, whether furnished before or after the date hereof, whether oral or written, and regardless of the manner or form in which it is furnished, including, without limitation, all notes, analyses, compilations, studies, forecasts, interpretations or other documents prepared by the receiving party which contain, reflect or are based upon, in whole or in part, the information furnished to the receiving party by or on behalf of the disclosing party; provided, however, that Confidential Information shall not include information which (a) is or becomes generally available to the public other than as a result of a disclosure by the receiving party or any of its Representatives in violation of this Agreement or other obligation of confidentiality, (b) was available to the receiving party or its Representatives on a non-confidential basis prior to its disclosure, (c) becomes available to the receiving party or its

Representatives on a non-confidential basis from a Person who is not prohibited from disclosing such information by a legal or contractual obligation, (d) is independently developed by the receiving party or its Representatives; (e) is required to be disclosed under applicable Law or legal process; or (f) the receiving party reasonably deems necessary to disclose to obtain any of the consents or approvals contemplated by this Agreement.

“Contract” means any contract, agreement, indenture, note, bond, mortgage, loan, instrument, lease, license, commitment or other arrangement, understanding or undertaking, commitment or obligation, whether written or oral.

“Customer Database” means all customer lists, customer databases and historical records in the possession and control of the Companies and/or Silver Slipper Gaming, LLC, a California limited liability company, in its capacity as “Operator” pursuant to the Casino Management Agreement, with respect to the Casino’s customers, including names, mailing addresses, telephone numbers, email and other electronic addresses, historical player tracking data, any additional information used in connection with marketing and promoting the Business, and any information added to the Customer Database through the Closing Date.

“Declaration” means that certain Declaration and Establishment of Protective Covenants, Conditions and Restrictions and Grant of Easements, dated as of March 22, 2004, by Louisiana Riverwalk, LLC, a Louisiana limited liability company, as amended by that certain First Amendment to Declaration and Establishment of Protective Covenants, Conditions and Restrictions and Grant of Easements, dated as of August 31, 2004, by Louisiana Riverwalk, LLC, a Louisiana limited liability company.

“Determination Day” means the calendar day immediately prior to the Closing Date.

“Determination Time” means the close of business 11:59 p.m. Eastern Time on the Determination Day.

“Drainage Servitude” means that certain 10-foot drainage and AEP servitude more particularly described in Exception 32 and Exception 34 of Schedule B to the New Title Policy.

“Drainage Servitude Termination” means a termination, in form and substance reasonably acceptable to the Buyer Parties and in form satisfactory for recordation by the Recording Department of the Bossier Parish Clerk of Court in Bossier Parish, Louisiana, duly executed and acknowledged by (i) OpCo and (ii) the City of Bossier City and any public utility entities holding rights with respect to the Drainage Servitude, terminating and extinguishing the Drainage Servitude and declaring the Drainage Servitude to be of no further force or effect.

“Employee” or “Employees” means employees of the Companies, including any employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized.

“Environmental Laws” means any Applicable Laws of any Governmental Authority which relate to pollution, the protection or cleanup of the environment, or the release or disposal of Hazardous Substances into the environment, including, but not limited to, ambient air, surface water, groundwater, land surface or subsurface strata.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means any entity which is (or at any relevant time was) a member of a “controlled group of corporations” with, under “common control” with, or a member of an “affiliated service group” with, HoldCo as defined in Section 414(b), (c), (m) or (o) of the Code.

“Executed Fourth Amendment” means a duly executed Fourth Amendment to Ground Lease, with original counterpart signatures from each of (i) the City of Bossier City and (ii) OpCo.

“Executed Notice of Ground Lease” means a duly executed and acknowledged Notice of Ground Lease, with original counterpart signatures from each of (i) the City of Bossier City and (ii) OpCo.

“FIRPTA Statement” means a certificate, dated as of the Closing Date, certifying to the effect that a Stockholder (or the sole beneficial owner of the Stockholder, if the Stockholder is a disregarded entity for U.S. federal income tax purposes) is not a foreign person (such certificate in the form required for an individual or entity, as the case may be, by Treasury Regulation Section 1.1445-2(b)(2)(iv)).

“Fourth Amendment to Ground Lease” means that certain Fourth Amendment to Lease with Option to Purchase set forth on Exhibit N attached hereto.

“Fundamental Representations” means the representations and warranties of the Companies set forth in Section 2.1 (Organization and Standing), Section 2.2 (Legal Power), Section 2.3 (Consents; No Conflicts), Section 2.4 (Capitalization), Section 2.15 (Taxes), Section 2.17 (Employee Benefit Plans) and Section 2.23 (Brokers), and of Parent and Operator set forth in Section 3.1 (Organization and Authority), and Section 3.2 (Consents; No Conflicts).

“GAAP” means United States generally accepted accounting principles, consistently applied, provided, however, that “GAAP” does not include (a) accounting rules in Regulation S-X promulgated by the Securities and Exchange Commission for use by companies (“Public Companies”) whose securities are registered under the Securities Exchange Act of 1934 (the “1934 Act”), to the extent such Regulation S-X accounting rules are not required by GAAP to be used by companies that are not Public Companies, or (b) internal control and similar requirements imposed only on Public Companies by the amendments to the 1934 Act instituted by the Sarbanes-Oxley Act of 2002.

“Gaming Approvals” means all licenses, Permits, approvals, authorizations, registrations, findings of suitability, franchises, entitlements, waivers and exemptions issued by any Gaming Authority necessary for or relating to the conduct of the Business and/or the ownership of the real estate related thereto by any Party or any of its Affiliates.

“Gaming Authorities” means those Governmental Authorities and other Persons responsible for, or involved in, the regulation of gaming or gaming activities in any jurisdiction, including within the State of Louisiana, and specifically, the Louisiana Gaming Control Board, the Louisiana Attorney General’s office and the Louisiana State Police, and all other regulatory and licensing bodies with authority over gaming in the State of Louisiana and its political subdivisions.

“Gaming Board” means the Louisiana Gaming Control Board.

“Gaming Laws” mean all Laws pursuant to which any Gaming Authority possesses regulatory, licensing or Permit authority over gaming within the State of Louisiana, including without limitation the Louisiana Gaming Control Act, as codified at La. R.S. 27:1 et seq., as amended from time to time, the Louisiana Riverboat Economic Development and Gaming Control Act, as codified in La. R.S. 27:41 et seq., as amended from time to time, and the regulations of the Louisiana Gaming Control Board promulgated thereunder, including without limitation Title 42 of the Louisiana Administrative Code, as amended from time to time.

“Governmental Authority” means any government or governmental or regulatory body thereof, or political subdivision thereof, whether foreign, federal, state, or local, or any agency, instrumentality or authority thereof, or any court or arbitrator (public or private), including a Gaming Authority.

“Ground Lease” means that certain Lease with Option to Purchase, dated as of January 9th, 2012, by and between City of Bossier City and OpCo, as amended by that certain First Amendment to Lease Agreement with Option to Purchase, dated as of November 27, 2012, as further amended by that certain Second Amendment to Lease Agreement with Option to Purchase, dated as of June 2, 2016, as further amended by that certain Third Amendment to Lease Agreement with Option to Purchase, dated as of November 7, 2017, and as may be further amended or modified from time to time.

“Hazardous Substances” means, collectively: (a) any flammable explosives, radioactive materials, petroleum or petroleum products, friable asbestos urea formaldehyde foam insulation, transformers or other equipment that contain dielectric fluid containing levels of polychlorinated biphenyls, and radon gas; (b) any chemicals, materials, substances or wastes which are now defined as “hazardous substances,” “hazardous wastes,” “pollutants,” “contaminants,” “solid waste,” “toxic chemical,” “hazardous chemical,” “hazardous materials,” “extremely hazardous substances,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” “oil field waste” or words of similar import, under any applicable Environmental Law; and (c) any other chemical, material, substance, or waste, exposure to which is prohibited by any Governmental Authority.

“Hazardous Substances Activity” means the handling, transportation, transfer, recycling, storage, use, treatment, investigation, removal, remediation, release or exposure of others to any Hazardous Substances.

“HoldCo R&W Insurance Cost” means an amount equal to Six Hundred and Sixty Thousand Dollars ($660,000.00).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” of any Person means, without duplication, (a) the principal, accreted value, accrued and unpaid interest, prepayment and redemption premiums or penalties (if any), unpaid fees or expenses and other monetary obligations and amounts due in respect of (i) indebtedness of such Person for money borrowed and (ii) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable, whether convertible into other securities or otherwise, (b) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement and capital leases (but excluding trade accounts payable and other accrued current liabilities arising in the Ordinary Course of Business other than the current liability portion of any indebtedness for borrowed money), (c) all obligations of such Person under leases required to be capitalized in accordance with GAAP, (d) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction, (e) all obligations of such Person under interest rate or currency swap transactions (valued at the termination value thereof), (f) all indebtedness secured by any Lien on any property or asset owned or held by that Person (including any mortgage) regardless of whether the indebtedness secured thereby shall have been assumed by that Person or is nonrecourse to the credit of that Person (it being understood that in no event shall this clause (f) include any operating leases), (g) all obligations of the type referred to in clauses (a) through (f) of any third Person, the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations, and (h) all obligations of the types referred to in clauses (a) through (g) of third Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person).

“Indebtedness Payoff Amount” means the aggregate amount of all outstanding Indebtedness reflected on the Closing Indebtedness Certificate.

“Indemnification Escrow Amount” means Two Million Two Hundred Sixty Eight Thousand Dollars ($2,268,000.00).

“Intellectual Property” means all rights, whether owned or licensed from third parties, in and to any (a) inventions (whether or not patentable), trade secrets, technical data, confidential information, databases (including the Customer Database), customer lists, supplier lists, designs, tools, methods, processes, formulae, recipes, technology, ideas, know-how, product roadmaps and other proprietary information and materials, (b) trademarks and service marks (whether or not registered), trade names, brand names, logos, slogans, trade dress and corporate names (and all translations, adaptations, derivations, and combinations of the foregoing) and other proprietary indicia and all goodwill associated therewith, (c) registered and unregistered copyrights in both published and unpublished works, (d) documentation, advertising copy, marketing materials, websites, domain names, URLs, social media rights, accounts and sites, specifications, drawings, graphics, databases, recordings and other works of authorship, whether or not protected by copyright, (e) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, interfaces, program files, design documents, flowcharts, user manuals and training materials relating thereto and any translations thereof, (f) business methods, online purchasing and fulfillment systems, account and inventory management processes and data processing procedures and related websites, software, hardware and databases, and (g) all forms of legal rights and protections that may be obtained for, or may pertain to, the intellectual property set forth in clauses (a) through (g) in any country of the world, including all patents, patent applications, provisional patent applications, design patents, Patent Cooperation Treaty filings, invention disclosures and other rights to inventions or designs, all registered and unregistered copyrights in both published and unpublished works, all trademarks, service marks and other proprietary indicia (whether or not registered), trade secret rights, moral rights or other literary property or author’s rights, and all applications, registrations, issuances, divisions, continuations, continuations-in-part, renewals, reexaminations, reissuances and extensions of the foregoing, in all cases that are owned, used or held for use by or on behalf of any of the Companies.

“Intellectual Property Agreement” means any Contract pertaining to the Intellectual Property.

“IRS” means the Internal Revenue Service.

“Intermediate Sale Agreement” means that certain Membership Interest Purchase Agreement dated as of the date hereof by and among the Buyer Parties.

“Knowledge of Buyer Parties” or “to Buyer Parties’ Knowledge” (or similar phrases used in this Agreement) means, with respect to (i) Parent and Merger Sub, the actual knowledge of John Payne, and (ii) Operator and Guarantor, the actual knowledge of Nelson Parker.

“Knowledge of HoldCo” or “to HoldCo’s Knowledge” (or similar phrases used in this Agreement) means, with respect to any of the Companies, the actual knowledge of Paul Alanis, Barry Regula and Loren Ostrow, or any of their direct reports, in each case after due inquiry. For all purposes of this Agreement, including without limitation any reference to receipt of notice in any representation or warranty in this Agreement, any demand, notice, instrument or other communication delivered to or received by Silver Slipper Gaming, LLC, a California limited liability company, in its capacity as “Operator” pursuant to the Casino Management Agreement shall likewise constitute a demand, notice, instrument or other communication delivered to or received by the Companies; and any reference to any demand, notice, instrument or other communication delivered to or received by any of the Companies shall include any demand, notice, instrument or other communication delivered to or received by Silver Slipper Gaming, LLC, a California limited liability company, in its capacity as “Operator” pursuant to the Casino Management Agreement.

“Law” means any foreign, federal, state or local law (including common law), statute, code, ordinance, rule, regulation, Order or other requirement.

“Legal Proceeding” means any judicial, administrative or arbitral actions, suits, mediations, investigations, inquiries, proceedings, audits or Claims (including counter-claims) by or before a Governmental Authority.

“Liability” means any liability or obligation (whether direct or indirect, known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, matured or unmatured, determined or determinable, disputed or undisputed, liquidated or unliquidated, or due or to become due, and whether in contract, tort, strict liability or otherwise).

“Liens” means pledges, liens, leases, encumbrances, security interests, mortgages or deeds of trust, of any kind or nature whatsoever.

“Major Casualty/Condemnation” shall mean any casualty or Taking if the portion of the Real Property that is the subject of such casualty or such Taking has a value in excess of $10,000,000, as reasonably determined by a third party contractor or architect selected by the Companies and reasonably acceptable to Buyer Parties.

“Margaritaville” means Margaritaville of Bossier City, LLC.

“Margaritaville Agreement” means that certain Amended and Restated Trademark Sub-License Agreement dated as of April 23, 2018 by and between Margaritaville and OpCo, as may be amended or modified from time to time.

“Material Adverse Effect” means an event or circumstance that, individually or in the aggregate, (i) would reasonably be expected to have a material and adverse effect on the ability of any of the Companies to consummate the transactions contemplated by this Agreement or the other Transaction Documents, or to perform its obligations hereunder or thereunder, or (ii) would reasonably be expected to have material and adverse effect on the operation of the Casino in the Ordinary Course of Business, or the financial condition, assets, liabilities, operations or results of operations of the Companies, taken as a whole; provided, that the following shall not be taken into account in determining whether a Material Adverse Effect has occurred: (a) general conditions (or changes therein) in the (i) travel, hospitality or gaming industries generally, or (ii) financial, banking, currency or capital markets, including any disruption thereof and any interest or exchange rate fluctuations, (b) any change in GAAP or Applicable Law, including any change in Law permitting or expanding casino gaming (such as electronic gaming machines or table games), other than, if determining if a Material Adverse Effect has occurred prior to December 31, 2018, any adoption or passage of a ban on smoking in casinos in the State of Louisiana, (c) the introduction or material expansion of gaming in any state adjoining the State of Louisiana, (d) the opening of any new, or the material expansion or the material renovation of, any existing gaming facility in the State of Louisiana; provided that, if determining if a Material Adverse Effect has occurred prior to December 31, 2018, the exception created by this clause (d) shall not preclude the effects of any such announced material expansion or material renovation of any existing gaming facility in Bossier Parish, Louisiana from being taken into account in determining whether there has been a Material Adverse Effect if (I) at least two (2) of such facilities (other than those controlled by Operator or Guarantor) announce or undertake such an expansion or renovation, (II) an application with respect to each such expansion or renovation has been submitted to the applicable Gaming Authorities, (III) each such expansion or renovation has a project size of at least One Hundred Million Dollars ($100,000,000) (as reflected in the applicable application referenced in clause (II) above), and (IV) the Person announcing such expansion or renovation has available financing for such expansion or renovation (either through available cash-on-hand, existing credit facilities or committed financing), (e) any change, event or effect resulting from the entering into or public announcement of the Transaction (provided such public announcement was made in accordance with the Agreement), (f) any change, event or effect resulting from any act of terrorism, commencement or escalation of armed hostilities in the U.S. or internationally, (g) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in the United States or any other country, (h) acts or omissions by the Companies carried out at the express written request of Buyer Parties, and (i) the failure of any of the Companies to meet any financial or other projections (it being understood and agreed that the exception created by this clause (i) shall not preclude any Party from asserting that the facts giving rise to such failure should be taken into account in determining whether there has been a Material Adverse Effect); provided, however, that any change, event or effect referred to in clauses (a) through (g) will be taken into account for purposes of determining whether or not a Material Adverse Effect has occurred if and to the extent that such change, event or effect disproportionately and adversely affects the Companies taken as a whole, as compared to other similarly situated Persons operating in the industries in which the Companies operate.

“Merger Consideration” means (a) the Closing Common Stock Merger Consideration, together with those portions of the Escrow Accounts and the Post-Closing Adjustment (if any) that the Common Stockholders may become entitled to receive pursuant to the terms of this Agreement and the Escrow Agreement plus (b) the Closing Preferred Stock Merger Consideration, together with those portions of the Escrow Accounts and the Post-Closing Adjustment (if any) that the Series B Stockholders may become entitled to receive pursuant to the terms of this Agreement and the Escrow Agreement.

“Notice of Ground Lease” means that certain Third Amended and Restated Notice of Lease, in form satisfactory for recordation by the Recording Department of the Bossier Parish Clerk of Court in Bossier Parish, Louisiana, and set forth on Exhibit O attached hereto.

“Opening Date” means June 13, 2013.

“Operating Assets” means the assets and properties of Intermediate and OpCo after taking into account the effectiveness of the Distributions as of the Closing Date.

“Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of a Governmental Authority.

“Ordinary Course of Business” means any action or inaction taken or not taken in the ordinary course of the Business, consistent with past practice of the Business.

“Outside Date” means January 5, 2019; provided, however, that either the Buyer Parties or HoldCo may extend the Outside Date to March 5, 2019 by written notice to the other Parties, in the event that all conditions contained in Article 5 have been satisfied or are capable of being satisfied (except for any one or more of the conditions contained in Section 5.1(a), Section 5.1(b) or Section 5.1(c)) at the time of such extension; provided, further, that either the Buyer Parties or HoldCo may further extend the Outside Date to May 5, 2019 by written notice to the other Parties, in the event that all conditions contained in Article 5 have been satisfied or are capable of being satisfied (except for any one or more of the conditions contained in Section 5.1(a), Section 5.1(b) or Section 5.1(c)) at the time of such extension. In the event that the Buyer Parties or HoldCo delivers such written notice in accordance with the preceding sentence, from and after the date of such delivery, the defined term “Outside Date” shall mean the date to which January 5, 2019 has been extended as indicated in such written notice.

“Parent Conditions Event” means that all conditions contained in Article 5 have been satisfied or are capable of being satisfied, except a failure of any one or more of the conditions contained in Section 5.1(a) (if the applicable Law or Order relates to the Closing Gaming Approvals, or antitrust Laws) or Section 5.1(b)(i), or Section 5.1(c), in each case, primarily as a result of (i) Parent’s involvement in the transactions contemplated by this Agreement and the other Transaction Documents, (ii) the Restructuring Transactions (including the terms thereof) and/or (iii) the Closing Gaming Approvals imposing any requirement described in clause (ii)(y) of Schedule 5.1(b)(i).

“PCIGA Dispute” means the matter disclosed on Schedule 2.14 with respect to the PCI Gaming Authority d/b/a Wind Creek Hospitality.

“Permits” means all franchises, approvals, permits (including those required by Gaming Laws or Environmental Laws), orders, certificates, findings of suitability, exemptions, variances and licenses issued by a Governmental Authority.

“Permitted Encumbrances” means, with respect to any Company and any real property that it owns or leases, (a) the matters set forth on Schedule B of the pro forma New Title Policy, attached hereto as Exhibit J, (b) Liens for real estate taxes, ground rents, water charges, sewer rates and assessments not due and payable or which are currently being contested in good faith by appropriate proceedings, (c) building and zoning laws, ordinances, codes and regulations affecting the Real Property, provided the Real Property and the current use thereof does not violate the same; (d) rights of occupancy of hotel guests, as transient hotel guests only, solely with respect to hotel guest rooms; (e) until immediately prior to the Effective Time but in no event at any time thereafter, all exceptions described on Schedule 2.7(a)(i); (f) terms and conditions of the licenses, permits and approvals relating to the Real Property which are set forth on Schedule 2.11; (g) inchoate mechanics’ liens arising in connection with work performed in accordance with the CapEx Budget and otherwise in accordance with this Agreement, provided all charges incurred in connection with such work are paid in full, and lien waivers from all applicable contractors and subcontractors have been provided, at or prior to the Closing; and (h) any Lien that will be released and discharged by the Companies at or prior to the Closing.

“Permitted Liens” means, with respect to any Company and any personal property that it owns or leases, (a) Liens for Taxes, including assessments, not yet due and payable or Taxes being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP, (b) Liens arising by operation of law in the ordinary course of business such as materialmen, mechanics, carriers, workmen, repairmen and similar liens which are not filed of record and similar charges not delinquent or which are filed of record, but are being contested in good faith by appropriate proceedings, for which adequate reserves have been established in accordance with GAAP and (c) Liens for any equipment leases that are operating leases which do not arise or result from a breach or default of any agreement.

“Person” means an individual, firm, corporation, general or limited partnership, limited liability company, limited liability partnership, joint venture, trust, Governmental Authority, association, unincorporated organization or other entity.

“Pinnacle Merger Agreement” means that certain Agreement and Plan of Merger, dated as of December 17, 2017 by and among Guarantor, Franchise Merger Sub, Inc., a wholly owned subsidiary of Guarantor, and Pinnacle Entertainment, Inc.

“Plan” means HoldCo’s 2015 Equity Incentive Plan, as amended from time to time.

“Post-Closing Tax Period” means a taxable period beginning after the Effective Time and, with respect to any taxable period beginning before and ending after the Effective Time, the portion of the Straddle Period beginning after the Effective Time.

“Pre-Closing Taxes” means all Taxes imposed on the Companies with respect to a Pre-Closing Tax Period, including the Taxes with respect to a Straddle Period as allocated in Section 9.3, but excluding any Taxes arising in connection with or as a result of the Restructuring Transactions.

“Pre-Closing Tax Period” means a taxable period ending on or prior to the Effective Time and, with respect to any taxable period beginning before and ending after the Effective Time, the portion of Straddle Period ending on and including the Effective Time.

“Preferred Shares” means the Series A Shares and the Series B Shares.

“Preferred Stockholder” means (ii) any Person who is the record owner of Series A Shares as of immediately prior to the Effective Time and (ii) the Series B Stockholders.

“Pro Rata Portion” means: (i) with respect to Parent, 69.4464%; and (ii) with respect to Operator, 30.5536%.

“R&W Insurance Cost” means the premium required to be paid to obtain the R&W Insurance Policy, in addition to all taxes, fees and expenses relating thereto (including, for the avoidance of doubt, fees and expenses associated with carrier diligence and brokerage fees).

“R&W Insurance Policy” means that certain representations and warranties insurance policy substantially in the form of Exhibit M attached hereto.

“Representative” means, with respect to a specified Person, its Affiliates and each of their members, managers, directors, officers, stockholders, employees, agents, advisors or other representatives.

“Restricted Preferred Shares” means restricted Series B Shares, granted pursuant to the Plan.

“Sales and Use Tax Proceeding” means the sales and use tax proceeding(s) described under the subheading “Sales Tax Issue” in Schedule 2.14.

“SEC” means the United States Securities and Exchange Commission.

“Series A Shares” means the shares of 14% Series A preferred stock due 2021, par value $0.01 per share, of HoldCo.

“Series B Shares” means the shares of Series B preferred stock due 2021, par value $0.01 per share, of HoldCo.

“Series B Stockholder” means any Person who is the record owner of Series B Shares (including Restricted Preferred Shares) as of immediately prior to the Effective Time.

“Servitude Beneficiaries” means the City of Bossier City and any public utility entities holding rights with respect to the Sewer Servitude and/or the Drainage Servitude.

“Sewer Servitude” means that certain 10-foot sanitary servitude more particularly described in Exception 32 of Schedule B to the New Title Policy.

“Shares” means the Common Shares and the Preferred Shares.

“St. Gabriel Downs Agreement” means that certain Consulting Agreement among OpCo and St. Gabriel Downs, LLC, dated August 21, 2015.

“Stockholder Representative Expense Amount” means Five Hundred Thousand Dollars ($500,000).

“Subsidiary” means with respect to any entity, that such entity shall be deemed to be a “Subsidiary” of another Person if such other Person directly or indirectly owns, beneficially or of record, (a) an amount of voting securities of other interests in such entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body, or (b) at least a majority of the outstanding equity interests of such entity.

“Taking” means a taking of all or any portion of any Real Property and/or Improvements thereon in condemnation or by exercise of the power of eminent domain or by an agreement in lieu thereof, provided that in no event shall a Company enter into any such agreement without first obtaining Parent’s written consent thereto (which may be granted or withheld in Parent’s sole discretion).

“Tax Return” means returns, reports, estimates, declarations, statements and any other documents of any nature relating to, or required to be filed in connection with, any Taxes (including any elections, declarations, schedules or attachments thereto, and any amendments thereof), including any information return, Claim for refund, amended return or declaration of estimated Tax, and including, where permitted or required, combined, consolidated or unitary returns for any group of entities that includes any of the Companies.

“Taxes” means any gross gaming, income, corporation, gross receipts, profits, gains, capital stock, capital duty, franchise, withholding, social security, unemployment, disability, property, wealth, welfare, stamp, excise, occupation, sales, use, license, payroll, employment, environmental, escheat, unclaimed property, value added, alternative minimum, estimated or other similar tax (including any fee, assessment or other charge in the nature of or in lieu of any tax) imposed by any Governmental Authority (whether foreign, national, state, local, municipal or otherwise) or political subdivision thereof, and any interest, penalties, additions to tax or additional amounts in respect of the foregoing, and including any transferee or secondary liability in respect of any tax (whether imposed by Law, contractual agreement or otherwise) and any liability in respect of any tax as a result of being a member of any affiliated, consolidated, combined, unitary or similar group.

“Taxing Authority” means the proper Governmental Authority having jurisdiction over the assessment, determination, collection or imposition of Tax.

“Termination Fee” means Twelve Million Five Hundred Thousand Dollars ($12,500,000.00); provided, however, that if the Buyer Parties extend the Outside Date to March 5, 2019 in accordance with this Agreement, then the Termination Fee shall increase to Fifteen Million Dollars ($15,000,000.00); provided, further, that if the Buyer Parties extend the Outside Date to May 5, 2019 in accordance with this Agreement, then the Termination Fee shall increase to Twenty Million Dollars ($20,000,000.00).

“Title Insurer” means Fidelity National Title Insurance Company.

“Title Policy Permitted Encumbrances” means, with respect to any Company and any real property that it owns or leases, (a) the matters set forth on Schedule B of the pro forma New Title Policy, attached hereto as Exhibit J, (b) Liens for real estate taxes, ground rents, water charges, sewer rates and assessments not due and payable or which are currently being contested in good faith by appropriate proceedings, (c) building and zoning laws, ordinances, codes and regulations affecting the Real Property, provided the Real Property and the current use thereof does not violate the same; (d) rights of occupancy of hotel guests, as transient hotel guests only, solely with respect to hotel guest rooms; (e) until immediately prior to the Effective Time but in no event at any time thereafter, all exceptions described on Schedule 2.7(a)(i); (f) terms and conditions of the licenses, permits and approvals relating to the Real Property which are set forth on Schedule 2.11; and (g) any Lien that will be released and discharged by the Companies at or prior to the Closing.

“Transaction Documents” means this Agreement, the Escrow Agreement, and each other agreement, certificate, instrument or similar Contract delivered, or to be delivered pursuant to this Agreement; provided that the certificate described in Section 1.19(a)(xxiii) shall not be considered a Transaction Document for the purposes of Article VII.

“Transaction Expenses” means all fees, costs and expenses (including fees, costs and expenses of Representatives) incurred by or on behalf of HoldCo or its Subsidiaries in connection with the sales process, preparation, negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby (without duplication and solely to the extent any of the following obligations (i) are incurred at or prior to the Closing but have not been paid by the Companies or their Affiliates immediately prior to the Closing and (ii) is not included as a current liability as part of the Closing Net Working Capital reflected) including without limitation any and all (a) investment banking or related fees incurred by the Companies in connection with the Transactions through arrangements made by or on behalf of the Companies prior to the Closing, (b) any transaction bonus, retention bonus or other payments payable to any Employee of any of the Companies solely as a result of the consummation of the Merger and the transactions contemplated by the Transaction Documents, including any payments under any Benefit Plans and any “double-trigger” payments to employees set forth on Schedule A to the extent Operator requests that any of the Companies terminates any such employee before the Closing, and including in connection with a termination of employment that occurs following the Closing, together with any Taxes and the employer portion of any employment Taxes incurred by the Companies under applicable federal, state, local or foreign withholding Law in connection with any of the foregoing, (c) legal, accounting and other similar out-of-pocket expenses incurred by the Companies prior to the Effective Time in connection with the consummation of the Merger and the transactions contemplated by the Transaction Documents; and (d) all amounts payable to the Escrow Agent and Exchange Agent pursuant to the Escrow Agreement and exchange agent agreement; in each case, HoldCo hereby affirms all such Transaction Expenses are included on the Closing Transaction Expenses Certificate.

“Transaction Expenses Amount” means the aggregate amount of all outstanding Transaction Expenses reflected on the Closing Transaction Expenses Certificate.

“Transaction Tax Deductions” means, without duplication, (i) the Transaction Expenses that are reasonably expected to be deductible for U.S. federal, state, local or foreign income tax purposes by the Companies in any taxable year, provided that, if so doing will maximize the amount of Transaction Expenses that are so deductible, then the parties hereto shall make any available elections under Revenue Procedure 2011-29, 2011-18 IRB 746 to treat seventy percent (70%) of any success based fees that were paid as an amount that did not facilitate the Transactions and therefore treat seventy percent (70%) of such costs as deductible for U.S. federal income tax purposes and (ii) unamortized debt issuance costs and other amounts that are reasonably expected to be deductible for U.S. federal, state local or foreign income tax purposes by the Companies as a result of the repayment of Indebtedness on the Closing Date.

“Treasury Regulations” means the final or temporary regulations that have been promulgated under the Code by the U.S. Department of the Treasury.

“WARN Act” means the federal Worker Adjustment and Retraining Notification Act of 1988, and similar state and local Laws related to plant closings, relocations, mass layoffs and employment losses.

Exhibit A

For purposes of this Agreement, the following terms shall have the meanings set forth in the sections indicated.

Term	Section
Acquisition Proposal	Section 4.4(a)
Affiliate Contracts	Section 2.21(a)
Agreement	Preamble
Anti-Corruption Laws	Section 2.22(b)
Audited Statements	Section 2.8(a)
Balance Sheet	Section 2.8(a)
Balance Sheet Date	Section 2.8(a)
Business Contracts	Section 2.13(a)
Buyer Deductible	Section 7.4(b)
Buyer Indemnified Parties	Section 7.2
Buyer Parties	Preamble
Buyer Related Persons	Section 3.9
Cash Count	Section 1.17(b)
Casino	Recitals
Casino License	Recitals
Casualty/Condemnation Claim	Section 4.2(b)(xv)
Certificate	Section 1.9
Certificate of Merger	Section 1.2
Charter Documents	Section 2.3
Chosen Courts	10.11(a)
Claim Notice	7.5(a)
Closing	Section 1.18
Closing Certificate	Section 1.17(a)
Closing Component	Section 1.17(c)
Closing Components	Section 1.17(c)
Closing Date	Section 1.18
Closing Indebtedness	Section 1.19(a)(iv)
Closing Liens	Section 1.19(a)(v)
Closing Merger Consideration	Section 1.14(a)(ii)
Companies	Recitals
Company Disclosure Schedules	Article 2
Company Indemnified Parties	Section 7.3(a)
Consideration Spreadsheet	Section 1.14(e)
Contracting Parties	Section 10.11(c)
Conversions	Recitals
D&O Tail	Section 8.3(a)
Damages	Section 7.2
debt	Section 3.4
Deductible	Section 7.4(a)
DGCL	Recitals
Dispute Advisor	Section 1.17(e)

Dissenting Shares	Section 1.8
Distributions	Recitals
Effective Time	Section 1.2
Employees	Section 2.16(a)
Escrow Accounts	Section 1.14(b)
Escrow Agent	Section 1.14(b)
Escrow Agreement	Section 1.14(b)
Escrow Amount	Section 1.14(a)(ii)
Estimated Closing Cash Amount	Section 1.17(a)
Estimated Closing Net Working Capital	Section 1.17(a)
Exchange Agent	Section 1.19(b)
Exchange Fund	Section 1.19(b)
Financial Statements	Section 2.8(a)
Guaranteed Obligations	Section 10.15
Guarantor	Recitals
HoldCo	Preamble
HoldCo Board	Recitals
HoldCo Related Persons	Section 2.25
Holder Group	Section 10.13(a)
Indemnification Claim	Section 7.5(a)
Indemnification Escrow Account	Section 1.14(b)
Indemnified Party	Section 7.5(a)
Indemnifying Party	Section 7.5(a)
Insurance Policies	Section 2.20
Intermediate	Recitals
Intermediate Sale	Recitals
Internal Approval Contract	Section 2.2(a)
Leased Real Property	Section 2.7(b)
Leases	Section 2.7(b)
Letter of Transmittal	Section 4.5(c)
Majority Holders	Section 10.14(c)
Material Suppliers	Section 2.19(a)
Merger	Recitals
Merger Sub	Preamble
Money Laundering Laws	Section 2.22(d)
New Parent	Section 6.5
New Title Policy	Section 4.12
Nonparty Affiliates	Section 10.11(c)
OpCo	Recitals
Operator	Preamble
Operator Closing Merger Consideration	Section 1.14(a)(ii)
Operator Group	Section 10.13(b)
Operator Purchase Price	Section 1.14(a)(ii)
Owned Real Property	Section 2.7(a)
Parent	Preamble
Parent Closing Merger Consideration	Section 1.14(a)(i)
Parent Group	Section 10.13(b)

Parent Purchase Price	Section 1.14(a)(i)
Party	Preamble
pdf	Section 10.7
Personally Identifiable Information	Section 2.24
Position Paper	Section 1.17(e)
Post-Closing Adjustment	Section 1.16(b)
Post-Closing Adjustment Escrow Account	Section 1.14(b)
Post-Closing Adjustment Escrow Amount	Section 1.14(a)(ii)
Post-Closing Adjustments	Section 1.14(b)
Post-Closing Certificate	Section 1.17(c)
Pre-Closing Period	Section 4.2(a)
Purchase Price	Section 1.14(a)
Real Property	Section 2.7(b)
Related Parties	Section 2.21(a)
Requisite HoldCo Vote	Recitals
Restructuring Transactions	Recitals
Sales and Use Tax Proceeding Indemnification Escrow Account	Section 1.14(b)
Sales and Use Tax Proceeding Indemnification Escrow Amount	Section 1.14(a)(ii)
Schedule Supplement	Section 4.11
Solvent	Section 3.4
Statement of Conditions	Section 2.12
Stockholder Representative	Preamble
Stockholders	Recitals
Straddle Period	Section 9.3
Survival Period	Section 7.1
Surviving Corporation	Section 1.1
Target Cash Amount	Section 1.16(b)
Target Net Working Capital	Section 1.16(a)
Tax Matter	Section 9.4(b)
Termination of Affiliate Contracts	Section 4.13
Third-Party Claim	Section 7.5(a)
Transaction	Recitals
Unaudited Statements	Section 2.8(a)
Union	Section 2.16(b)
Written Consent	Section 1.19(a)(i)